 Exhibit 99.10

IND AS Standalone

INDEPENDENT AUDITOR’S REPORT

TO THE BOARD OF DIRECTORS OF INFOSYS LIMITED

Report on the Interim Condensed Standalone Financial Statements

We have audited the accompanying interim condensed standalone financial statements of INFOSYS LIMITED (“the Company”), which comprise the Condensed Balance Sheet as at March 31, 2018, Condensed Statement of Profit and Loss (including Other Comprehensive Income) for the three months and year ended on that date, the Condensed Statement of Changes in Equity and the Condensed Statement of Cash Flows for the year ended on that date, and a summary of the significant accounting policies and other explanatory information (hereinafter referred to as "the interim condensed standalone financial statements").

Management’s Responsibility for the Interim Condensed Standalone Financial Statements

The Company’s Board of Directors is responsible for the preparation of these interim condensed standalone financial statements that give a true and fair view of the financial position, financial performance, total comprehensive income, changes in equity and cash flows of the Company in accordance with Indian Accounting Standard 34 “Interim Financial Reporting” (“Ind AS 34”) prescribed under Section 133 of the Companies Act, 2013 (“the Act”) read with relevant rules issued thereunder and other accounting principles generally accepted in India.

This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the interim condensed standalone financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these interim condensed standalone financial statements based on our audit.

We conducted our audit of the interim condensed standalone financial statements in accordance with the Standards on Auditing specified under Section 143(10) of the Act. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the interim condensed standalone financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and the disclosures in the interim condensed standalone financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the interim condensed standalone financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal financial controls relevant to the Company’s preparation and presentation of the interim condensed standalone financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on whether the Company has in place an adequate internal financial controls system over financial reporting and the operating effectiveness of such controls. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of the accounting estimates made by the Company’s Board of Directors, as well as evaluating the overall presentation of the interim condensed standalone financial statements.

We believe that the audit evidence obtained by us, is sufficient and appropriate to provide a basis for our audit opinion on the interim condensed standalone financial statements.

Opinion

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid interim condensed standalone financial statements give a true and fair view in conformity with Ind AS 34 and accounting principles generally accepted in India of the state of affairs of the Company as at March 31, 2018, its profit and total comprehensive income for the three months and year ended on that date, changes in equity and its cash flows for the year ended on that date.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm’s Registration No. 117366W/W-100018)

P. R. RAMESH

Partner

Bengaluru, April 13, 2018	(Membership No. 70928)

 INFOSYS LIMITED

Standalone Financial Statements under Indian Accounting Standards (Ind AS) for the three months and year ended March 31, 2018

Index

Balance Sheet
Statement of Profit and Loss
Statement of Changes in Equity
Statement of Cash Flows
1.	Overview
1.1	Company overview
1.2	Basis of preparation of financial statements
1.3	Use of estimates
1.4	Critical accounting estimates
1.5	Recent accounting pronouncements
2.	Notes to financial statements
2.1	Property, Plant And Equipment
2.2	Investments
2.3	Loans
2.4	Other Financial Assets
2.5	Trade Receivables
2.6	Cash And Cash Equivalents
2.7	Other Assets
2.8	Financial Instruments
2.9	Equity
2.10	Other Financial Liabilities
2.11	Trade Payables
2.12	Other Liabilities
2.13	Provisions
2.14	Income Taxes
2.15	Revenue From Operations
2.16	Other Income, Net
2.17	Expenses
2.18	Reconciliation Of Basic And Diluted Shares Used In Computing Earning Per Share
2.19	Contingent Liabilities And Commitments
2.20	Related Party Transactions
2.21	Segment Reporting
2.22	Assets Held For Sale
2.23	Function-Wise Classification Of Statement Of Profit And Loss

INFOSYS LIMITED

(In crore)

Condensed Balance Sheet as at	Note No.	March 31, 2018	March 31, 2017
ASSETS
Non-current assets
Property, plant and equipment	2.1	9,027	8,605
Capital work-in-progress		1,442	1,247
Goodwill		29	–
Other intangible assets		101	–
Financial assets
Investments	2.2	11,993	15,334
Loans	2.3	19	5
Other financial assets	2.4	177	216
Deferred tax assets (net)		1,128	346
Income tax assets (net)		5,710	5,454
Other non-current assets	2.7	2,161	996
Total non - current Assets		31,787	32,203
Current assets
Financial assets
Investments	2.2	5,906	9,643
Trade receivables	2.5	12,151	10,960
Cash and cash equivalents	2.6	16,770	19,153
Loans	2.3	393	310
Other financial assets	2.4	5,906	5,403
Other current assets	2.7	1,439	2,213
		42,565	47,682
Assets held for sale	2.22	1,525	–
Total current assets		44,090	47,682
Total Assets		75,877	79,885
EQUITY AND LIABILITIES
Equity
Equity share capital	2.9	1,092	1,148
Other equity		62,410	66,869
Total equity		63,502	68,017
LIABILITIES
Non-current liabilities
Financial liabilities
Other financial liabilities	2.10	55	40
Deferred tax liabilities (net)		505	–
Other non-current liabilities	2.12	153	42
Total non - current liabilities		713	82
Current liabilities
Financial liabilities
Trade payables	2.11	738	269
Other financial liabilities	2.10	5,540	5,056
Other current liabilities	2.12	2,972	2,349
Provisions	2.13	436	350
Income tax liabilities (net)		1,976	3,762
Total current liabilities		11,662	11,786
Total equity and liabilities		75,877	79,885

The accompanying notes form an integral part of the interim condensed financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants

Firm’s Registration No :

117366W/ W-100018

P. R. Ramesh Partner Membership No. 70928	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U. B. Pravin Rao Chief Operating Office and Whole-time Director

Bengaluru April 13, 2018	D. Sundaram Director	M. D. Ranganath Chief Financial Officer	A. G. S. Manikantha Company Secretary

INFOSYS LIMITED

(In crore, except equity share and per equity share data)

Condensed Statement of Profit and Loss for the	Note No.	Three months ended March 31,		Year ended March 31,
		2018	2017	2018	2017
Revenue from operations	2.15	15,984	14,920	61,941	59,289
Other income, net	2.16	636	733	4,019	3,062
Total income		16,620	15,653	65,960	62,351
Expenses
Employee benefit expenses	2.17	8,418	7,667	32,472	30,944
Cost of technical sub-contractors		1,434	1,263	5,494	4,809
Travel expenses		369	342	1,479	1,638
Cost of software packages and others	2.17	320	341	1,270	1,235
Communication expenses		75	104	330	372
Consultancy and professional charges		233	176	826	538
Depreciation and amortization expense		363	336	1,408	1,331
Other expenses	2.17	429	641	2,184	2,546
Impairment loss on assets held for sale	2.22	589	–	589	–
Total expenses		12,230	10,870	46,052	43,413
Profit before tax		4,390	4,783	19,908	18,938
Tax expense:
Current tax	2.14	1,397	1,141	4,003	5,068
Deferred tax	2.14	(164)	80	(250)	52
Profit for the period		3,157	3,562	16,155	13,818
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net		31	16	52	(42)
Equity instruments through other comprehensive income, net		7	(5)	7	(5)
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedge, net		2	11	(39)	39
Fair value changes on investments, net	2.2	(12)	(10)	1	(10)
Total other comprehensive income/ (loss), net of tax		28	12	21	(18)

Total comprehensive income for the period		3,185	3,574	16,176	13,800
Earnings per equity share
Equity shares of par value 5/- each
Basic ()		14.45	15.51	71.28	60.16
Diluted ()		14.45	15.51	71.25	60.15
Weighted average equity shares used in computing earnings per equity share
Basic	2.18	2,18,40,80,668	2,29,69,44,664	2,26,63,43,802	2,29,69,44,664
Diluted	2.18	2,18,46,42,294	2,29,72,89,436	2,26,73,92,621	2,29,71,59,670

The accompanying notes form an integral part of the interim condensed financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants

Firm’s Registration No :

117366W/ W-100018

P. R. Ramesh Partner Membership No. 70928	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U. B. Pravin Rao Chief Operating Office and Whole-time Director

Bengaluru April 13, 2018	D. Sundaram Director	M. D. Ranganath Chief Financial Officer	A. G. S. Manikantha Company Secretary

INFOSYS LIMITED

Condensed Statement of Changes in Equity

 (In crore)

Particulars	Equity Share Capital	Other Equity											Total equity attributable to equity holders of the Company
		Reserves & Surplus							Other comprehensive income
		Securities Premium Account	Retained earnings	General reserve	Share Options Outstanding Account	Special Economic Zone Re-investment reserve (1)	Capital reserve		Capital redemption reserve	Equity Instruments through other comprehensive income	Effective portion of Cash flow hedges	Other items of other comprehensive income
							Capital reserve	Business transfer adjustment reserve(2)
Balance as at April 1, 2016	1,148	2,204	44,698	9,508	9	–	54	3,448	–	–	–	13	61,082
Changes in equity for the year ended March 31, 2017
Transfer to general reserve	–	–	(1,579)	1,579	–	–	–	–	–	–	–	–	–
Transferred to Special Economic Zone Re-investment reserve	–	–	(953)	–	–	953	–	–	–	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve on utilization	–	–	953	–	–	(953)	–	–	–	–	–	–	–
Exercise of stock options (refer note no. 2.9)	–	3	–	–	(3)	–	–	–	–	–	–	–	–
Income tax benefit arising on exercise of stock options	–	1	–	–	–	–	–	–	–	–	–	–	1
Share based payment to employees of the group (refer note no. 2.9)	–	–	–	–	114	–	–	–	–	–	–	–	114
Remeasurement of the net defined benefit liability/asset*	–	–	–	–	–	–	–	–	–	–	–	(42)	(42)
Fair value changes on derivatives designated as cash flow hedge* (Refer note no. 2.8)	–	–	–	–	–	–	–	–	–	–	39	–	39
Fair value changes on investments, net* (Refer note no. 2.2)	–	–	–	–	–	–	–	–	–	–	–	(10)	(10)
Equity instruments through other comprehensive income* (Refer note no. 2.2)	–	–	–	–	–	–	–	–	–	(5)	–	–	(5)
Dividends (including dividend distribution tax)	–	–	(6,980)	–	–	–	–	–	–	–	–	–	(6,980)
Profit for the period	–	–	13,818	–	–	–	–	–	–	–	–	–	13,818
Balance as at March 31, 2017	1,148	2,208	49,957	11,087	120	–	54	3,448	–	(5)	39	(39)	68,017

INFOSYS LIMITED

Condensed Statement of Changes in Equity

(In crore)

Particulars	Equity Share Capital	Other Equity											Total equity attributable to equity holders of the Company
		Reserves & Surplus							Other comprehensive income
		Securities Premium Account	Retained earnings	General reserve	Share Options Outstanding Account	Special Economic Zone Re-investment reserve (1)	Capital reserve		Capital redemption reserve	Equity Instruments through other comprehensive income	Effective portion of Cash flow hedges	Other items of other comprehensive income
							Capital reserve	Business transfer adjustment reserve(2)
Balance as at April 1, 2017	1,148	2,208	49,957	11,087	120	–	54	3,448	–	(5)	39	(39)	68,017
Changes in equity for the year ended March 31, 2018
Transfer to general reserve	–	–	(1,382)	1,382	–	–	–	–	–	–	–	–	–
Transferred to Special Economic Zone Re-investment reserve	–	–	(2,141)	–	–	2,141	–	–	–	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve on utilization	–	–	582	–	–	(582)	–	–	–	–	–	–	–
Exercise of stock options (refer note no.2.9)	–	67	–	2	(69)	–	–	–	–	–	–	–	–
Shares issued on exercise of employee stock options	–	5	–	–	–	–	–	–	–	–	–	–	5
Share based payment to employees of the group (refer note no. 2.9)	–	–	–	–	79	–	–	–	–	–	–	–	79
Amount paid upon buyback (refer note no. 2.9)	(56)	(2,206)	–	(10,738)	–	–	–	–	–	–	–	–	(13,000)
Transaction costs related to buyback (refer note no. 2.9)	–	(46)	–	–	–	–	–	–	–	–	–	–	(46)
Amount transferred to capital redemption reserve upon Buyback (refer note no. 2.9)	–	–	–	(56)	–	–	–	–	56	–	–	–	–
Loss recorded upon business transfer (refer note 2.2)	–	–	–	–	–	–	–	(229)	–	–	–	–	(229)
Remeasurement of the net defined benefit liability/asset*	–	–	–	–	–	–	–	–	–	–	–	52	52
Equity instruments through other comprehensive income* (refer note no. 2.2)	–	–	–	–	–	–	–	–	–	7	–	–	7
Fair value changes on derivatives designated as cash flow hedge* (refer note no. 2.8)	–	–	–	–	–	–	–	–	–	–	(39)	–	(39)
Fair value changes on investments, net* (refer note no.2.2)	–	–	–	–	–	–	–	–	–	–	–	1	1
Dividends (including dividend distribution tax)	–	–	(7,500)	–	–	–	–	–	–	–	–	–	(7,500)
Profit for the period	–	–	16,155	–	–	–	–	–	–	–	–	–	16,155
Balance as at March 31, 2018	1,092	28	55,671	1,677	130	1,559	54	3,219	56	2	–	14	63,502

*net of tax

(1)	The Special Economic Zone Re-investment Reserve has been created out of the profit of eligible SEZ units in terms of the provisions of Sec 10AA(1)(ii) of Income Tax Act,1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in the terms of the Sec 10AA(2) of the Income Tax Act, 1961.

(2)	Profit on transfer of business between entities under common control taken to reserve.

The accompanying notes form an integral part of the interim condensed financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants

Firm’s Registration No :

117366W/ W-100018

P. R. Ramesh Partner Membership No. 70928	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U. B. Pravin Rao Chief Operating Office and Whole-time Director

Bengaluru April 13, 2018	D. Sundaram Director	M. D. Ranganath Chief Financial Officer	A. G. S. Manikantha Company Secretary

INFOSYS LIMITED

Condensed Statement of Cash Flows

Accounting Policy

Cash flows are reported using the indirect method, whereby profit for the period is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Company are segregated. The company considers all highly liquid investments that are readily convertible to known amounts of cash to be cash equivalents.

Amendment to Ind AS 7

Effective April 1, 2017, the Company adopted the amendment to Ind AS 7, which require the entities to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes, suggesting inclusion of a reconciliation between the opening and closing balances in the Balance Sheet for liabilities arising from financing activities, to meet the disclosure requirement. The adoption of amendment did not have any material impact on the financial statements.

(In crore)

Particulars	Year ended March 31,
	2018	2017
Cash flow from operating activities:
Profit for the period	16,155	13,818
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization	1,408	1,331
Income tax expense	3,753	5,120
Allowance for credit losses on financial assets	18	135
Interest and dividend income	(3,169)	(2,553)
Other adjustments	40	48
Impairment loss on assets held for sale	589	–
Exchange differences on translation of assets and liabilities	3	39
Changes in assets and liabilities
Trade receivables and unbilled revenue	(1,579)	(1,825)
Loans and other financial assets and other assets	(207)	(427)
Trade payables	466	(354)
Other financial liabilities, other liabilities and provisions	1,052	179
Cash generated from operations	18,529	15,511
Income taxes paid	(6,054)	(5,033)
Net cash generated by operating activities	12,475	10,478
Cash flow from investing activities:
Expenditure on property, plant and equipment net of sale proceeds	(1,842)	(2,292)
Deposits placed with corporations	(106)	(155)
Loans to employees	19	23
Loan given to subsidiaries	(106)	–
Repayment of debentures	349	420
Investment in subsidiaries	(212)	(369)
Proceeds on liquidation of Noah (Refer note 2.2)	316	–
Payment towards acquisition of business (Refer note 2.2)	(295)	–
Payment towards contingent consideration pertaining to acquisition	(33)	(36)
Payments to acquire financial assets
Preference and equity securities	(13)	(43)
Liquid mutual fund units and fixed maturity plan securities	(57,250)	(49,648)
Tax free bonds	(1)	(312)
Non-convertible debentures	–	(3,664)
Certificates of deposit	(6,290)	(7,555)
Commercial papers	(291)	–
Proceeds on sale of financial assets
Preference and equity securities	10	–
Liquid mutual fund units and fixed maturity plan securities	59,364	47,495
Tax free bonds	–	2
Non-convertible debentures	100	–
Certificates of deposit	9,411	–
Dividend received from subsidiaries	846	–
Interest and dividend received	1,708	2,640
Net cash used in investing activities	5,684	(13,494)
Cash flow from financing activities:
Shares issued on exercise of employee stock options	5	–
Buyback including transaction cost	(13,046)	–
Payment of dividends (including dividend distribution tax)	(7,495)	(6,968)
Net cash used in financing activities	(20,536)	(6,968)
Effect of exchange differences on translation of foreign currency cash and cash equivalents	(6)	(39)
Net decrease in cash and cash equivalents	(2,377)	(9,984)
Cash and cash equivalents at the beginning of the period	19,153	29,176
Cash and cash equivalents at the end of the period	16,770	19,153
Supplementary information:
Restricted cash balance	375	411

The accompanying notes form an integral part of the interim condensed financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants

Firm’s Registration No :

117366W/ W-100018

P. R. Ramesh Partner Membership No. 70928	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U. B. Pravin Rao Chief Operating Office and Whole-time Director

Bengaluru April 13, 2018	D. Sundaram Director	M. D. Ranganath Chief Financial Officer	A. G. S. Manikantha Company Secretary

INFOSYS LIMITED

Notes to the Financial Statements

1. Overview

1.1	Company overview

Infosys Limited ('the Company' or Infosys) is a leading provider of consulting, technology, outsourcing and next-generation services and software. Along with its subsidiaries, Infosys provides Business IT services (comprising application development and maintenance, independent validation, infrastructure management, engineering services comprising product engineering and life cycle solutions and business process management); Consulting and systems integration services (comprising consulting, enterprise solutions, systems integration and advanced technologies); Products, business platforms and solutions to accelerate intellectual property-led innovation. Its new offerings span areas like digital, big data and analytics, cloud, data and mainframe modernization, cyber security, IoT engineering Services and API & micro services.

The Company is a public limited company incorporated and domiciled in India and has its registered office at Bengaluru, Karnataka, India. The Company has its primary listings on the BSE Limited and National Stock Exchange of India Limited, in India. The Company’s American Depositary Shares representing equity shares are also listed on the New York Stock Exchange (NYSE), Euronext London and Euronext Paris.

The Company has proposed to voluntarily delist its American Depositary Shares ("ADS") from the Euronext Paris and Euronext London exchanges due to low average daily trading volume of Infosys ADS on these exchanges. The proposed delisting is subject to approval from said stock exchanges.

The financial statements are approved for issue by the Company's Board of Directors on April 13, 2018.

1.2 Basis of preparation of financial statements

These financial statements are prepared in accordance with Indian Accounting Standard (Ind AS), under the historical cost convention on the accrual basis except for certain financial instruments which are measured at fair values, the provisions of the Companies Act , 2013 ('the Act') (to the extent notified) and guidelines issued by the Securities and Exchange Board of India (SEBI). The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules issued there after

Effective April 1, 2016, the Company has adopted all the Ind AS standards and the adoption was carried out in accordance with Ind AS 101 First time adoption of Indian Accounting Standards, with April 1, 2015 as the transition date. The transition was carried out from Indian Accounting Principles generally accepted in India as prescribed under Section 133 of the Act, read with Rule 7 of the Companies (Accounts) Rules, 2014 (IGAAP), which was the previous GAAP.

Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

Amounts for the three months and year ended March 31, 2017 and as at March 31, 2017 were audited by previous auditors - B S R & Co LLP.

As the year end figures are taken from the source and rounded to the nearest digits, the figures reported for the previous quarters might not always add up to the year end figures reported in this statement.

1.3 Use of estimates

The preparation of the financial statements in conformity with Ind AS requires the management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. The application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in these financial statements have been disclosed in Note no. 1.4. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the financial statements.

1.4 Critical accounting estimates

a. Revenue recognition

The Company uses the percentage-of-completion method in accounting for its fixed-price contracts. Use of the percentage-of-completion method requires the Company to estimate the efforts or costs expended to date as a proportion of the total efforts or costs to be expended. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the expected contract estimates at the reporting date.

b. Income taxes

The Company's two major tax jurisdictions are India and the U.S., though the Company also files tax returns in other overseas jurisdictions. Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid/recovered for uncertain tax positions. Also refer to note no.2.14 and note no. 2.19.

c. Property, plant and equipment

Property, plant and equipment represent a significant proportion of the asset base of the Company. The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The useful lives and residual values of Company's assets are determined by the management at the time the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology.

d. Non-current assets held for sale

Assets held for sale are measured at the lower of carrying amount or fair value less costs to sell. The determination of fair value less costs to sell includes use of management estimates and assumptions. The fair value of the assets held for sale has been estimated using valuation techniques (mainly income and market approach) which includes unobservable inputs.

1.5 Recent accounting pronouncements

Appendix B to Ind AS 21, Foreign currency transactions and advance consideration: On March 28, 2018, Ministry of Corporate Affairs ("MCA") has notified the Companies (Indian Accounting Standards) Amendment Rules, 2018 containing Appendix B to Ind AS 21, Foreign currency transactions and advance consideration which clarifies the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income, when an entity has received or paid advance consideration in a foreign currency.

The amendment will come into force from April 1, 2018. The Company has evaluated the effect of this on the financial statements and the impact is not material.

Ind AS 115- Revenue from Contract with Customers: On March 28, 2018, Ministry of Corporate Affairs ("MCA") has notified the Ind AS 115, Revenue from Contract with Customers. The core principle of the new standard is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Further the new standard requires enhanced disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers.

The standard permits two possible methods of transition:

• Retrospective approach - Under this approach the standard will be applied retrospectively to each prior reporting period presented in accordance with Ind AS 8 - Accounting Policies, Changes in Accounting Estimates and Errors

• Retrospectively with cumulative effect of initially applying the standard recognized at the date of initial application (Cumulative catch - up approach)

The effective date for adoption of Ind AS 115 is financial periods beginning on or after April 1, 2018.

The Company will adopt the standard on April 1, 2018 by using the cumulative catch-up transition method and accordingly comparatives for the year ending or ended March 31, 2018 will not be retrospectively adjusted. The effect on adoption of Ind AS 115 is expected to be insignificant.

2.1 PROPERTY, PLANT AND EQUIPMENT

Accounting Policy

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by the management. The Company depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Building(1)	22–25 years
Plant and machinery(1)	5 years
Office equipment	5 years
Computer equipment(1)	3–5 years
Furniture and fixtures(1)	5 years
Vehicles(1)	5 years
Leasehold improvements	Over lease term

(1)	Based on technical evaluation, the management believes that the useful lives as given above best represent the period over which management expects to use these assets. Hence, the useful lives for these assets is different from the useful lives as prescribed under Part C of Schedule II of the Companies Act 2013.

Depreciation methods, useful lives and residual values are reviewed periodically, including at each financial year end.

Advances paid towards the acquisition of property, plant and equipment outstanding at each Balance Sheet date is classified as capital advances under other non-current assets and the cost of assets not put to use before such date are disclosed under ‘Capital work-in-progress’. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Company and the cost of the item can be measured reliably. Repairs and maintenance costs are recognized in the Statement of Profit and Loss when incurred. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset and the resultant gains or losses are recognized in the Statement of Profit and Loss. Assets to be disposed off are reported at the lower of the carrying value or the fair value less cost to sell.

Impairment

Property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the CGU (Cash Generating Unit) to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in the Statement of Profit and Loss is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in the statement of profit and loss if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated depreciation) had no impairment loss been recognized for the asset in prior years.

Following are the changes in the carrying value of property, plant and equipment for the three months ended March 31, 2018:

(In crore)

Particulars	Land- Freehold	Land- Leasehold	Buildings(1)(2)	Plant and machinery(2)	Office Equipment(2)	Computer equipment(2)	Furniture and fixtures(2)	Leasehold Improvements	Vehicles	Total
Gross carrying value as at January 1, 2018	1,135	659	6,856	2,116	818	4,133	1,208	215	27	17,167
Additions	92	2	416	95	24	108	40	20	2	799
Deletions	–	–	(1)	(2)	(1)	(12)	(1)	–	–	(17)
Gross carrying value as at March 31, 2018	1,227	661	7,271	2,209	841	4,229	1,247	235	29	17,949
Accumulated depreciation as at January 1, 2018	–	(29)	(2,558)	(1,460)	(555)	(3,005)	(860)	(97)	(17)	(8,581)
Depreciation	–	(1)	(63)	(67)	(28)	(150)	(37)	(10)	–	(356)
Accumulated depreciation on deletions	–	–	–	1	1	12	1	–	–	15
Accumulated depreciation as at March 31, 2018	–	(30)	(2,621)	(1,526)	(582)	(3,143)	(896)	(107)	(17)	(8,922)
Carrying value as at March 31, 2018	1,227	631	4,650	683	259	1,086	351	128	12	9,027
Carrying value as at January 1, 2018	1,135	630	4,298	656	263	1,128	348	118	10	8,586

The changes in the carrying value of property, plant and equipment for the three months ended March 31, 2017 are as follows:

(In crore)

Particulars	Land- Freehold	Land- Leasehold	Buildings(1)(2)	Plant and machinery(2)	Office Equipment(2)	Computer equipment(2)	Furniture and fixtures(2)	Leasehold Improvements	Vehicles	Total
Gross carrying value as at January 1, 2017	1,011	659	6,335	1,902	750	3,788	1,105	166	23	15,739
Additions	82	–	148	67	20	117	29	34	1	498
Deletions	–	–	–	(3)	(1)	(19)	(2)	(2)	–	(27)
Gross carrying value as at March 31, 2017	1,093	659	6,483	1,966	769	3,886	1,132	198	24	16,210
Accumulated depreciation as at January 1, 2017	–	(25)	(2,321)	(1,213)	(445)	(2,483)	(722)	(75)	(12)	(7,296)
Depreciation	–	(1)	(56)	(64)	(28)	(139)	(37)	(9)	(2)	(336)
Accumulated depreciation on deletions	–	–	–	3	1	19	2	2	–	27
Accumulated depreciation as at March 31, 2017	–	(26)	(2,377)	(1,274)	(472)	(2,603)	(757)	(82)	(14)	(7,605)
Carrying value as at March 31, 2017	1,093	633	4,106	692	297	1,283	375	116	10	8,605
Carrying value as at January 1, 2017	1,011	634	4,014	689	305	1,305	383	91	11	8,443

Following are the changes in the carrying value of property, plant and equipment for the year ended March 31, 2018:

(In crore)

Particulars	Land– Freehold	Land- Leasehold	Buildings(1)(2)	Plant and machinery(2)	Office Equipment(2)	Computer equipment(2)	Furniture and fixtures(2)	Leasehold Improvements	Vehicles	Total
Gross carrying value as at April 1, 2017	1,093	659	6,483	1,966	769	3,886	1,132	198	24	16,210
Additions	134	2	789	250	78	396	121	48	5	1,823
Deletions	–	–	(1)	(7)	(6)	(53)	(6)	(11)	–	(84)
Gross carrying value as at March 31, 2018	1,227	661	7,271	2,209	841	4,229	1,247	235	29	17,949
Accumulated depreciation as at April 1, 2017	–	(26)	(2,377)	(1,274)	(472)	(2,603)	(757)	(82)	(14)	(7,605)
Depreciation	–	(4)	(244)	(258)	(115)	(592)	(145)	(36)	(3)	(1,397)
Accumulated depreciation on deletions	–	–	–	6	5	52	6	11	–	80
Accumulated depreciation as at March 31, 2018	–	(30)	(2,621)	(1,526)	(582)	(3,143)	(896)	(107)	(17)	(8,922)
Carrying value as at March 31, 2018	1,227	631	4,650	683	259	1,086	351	128	12	9,027
Carrying value as at April 1, 2017	1,093	633	4,106	692	297	1,283	375	116	10	8,605

The changes in the carrying value of property, plant and equipment for the year ended March 31, 2017 are as follows:

(In crore)

Particulars	Land- Freehold	Land- Leasehold	Buildings(1)(2)	Plant and machinery(2)	Office Equipment(2)	Computer equipment(2)	Furniture and fixtures(2)	Leasehold Improvements	Vehicles	Total
Gross carrying value as at April 1, 2016	970	638	6,173	1,662	679	3,481	991	96	19	14,709
Additions	123	21	310	308	122	654	169	104	6	1,817
Deletions	–	–	–	(4)	(32)	(249)	(28)	(2)	(1)	(316)
Gross carrying value as at March 31, 2017	1,093	659	6,483	1,966	769	3,886	1,132	198	24	16,210
Accumulated depreciation as at April 1, 2016	–	(21)	(2,150)	(1,033)	(369)	(2,195)	(619)	(63)	(11)	(6,461)
Depreciation	–	(5)	(227)	(245)	(111)	(572)	(146)	(21)	(4)	(1,331)
Accumulated depreciation on deletions	–	–	–	4	8	164	8	2	1	187
Accumulated depreciation as at March 31, 2017	–	(26)	(2,377)	(1,274)	(472)	(2,603)	(757)	(82)	(14)	(7,605)
Carrying value as at March 31, 2017	1,093	633	4,106	692	297	1,283	375	116	10	8,605
Carrying value as at April 1, 2016	970	617	4,023	629	310	1,286	372	33	8	8,248

(1)	Buildings include 250/- being the value of five shares of 50/- each in Mittal Towers Premises Co-operative Society Limited.

(2) Includes certain assets provided on cancellable operating lease to subsidiaries.

Gross carrying of leasehold land represents amounts paid under certain lease-cum-sale agreements to acquire land including agreements where the Company has an option to purchase or renew the properties on expiry of the lease period.

The aggregate depreciation has been included under depreciation and amortization expense in the Statement of Profit and Loss.

Tangible assets provided on operating lease to subsidiaries as at March 31, 2018 and March 31, 2017 are as follows:

(In crore)

Particulars	Cost	Accumulated depreciation	Net book value
Buildings	190	82	108
	197	82	115
Plant and machinery	33	25	8
	33	19	14
Furniture and fixtures	25	20	5
	25	16	9
Computer Equipment	3	2	1
	3	2	1
Office equipment	18	13	5
	18	10	8

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2018	2017	2018	2017
Aggregate depreciation charged on above assets	5	4	20	19
Rental income from subsidiaries	17	16	67	65

2.2 INVESTMENTS

(In crore)

Particulars	As at
	March 31, 2018	March 31, 2017
Non-current investments
Equity instruments of subsidiaries	5,013	7,305
Debentures of subsidiary	1,780	2,129
Preference securities and equity instruments	117	132
Others	7	3
Tax free bonds	1,831	1,833
Fixed maturity plans securities	376	357
Non-convertible debentures	2,869	3,575
	11,993	15,334
Current investments
Liquid mutual fund units	–	1,755
Fixed maturity plans securities	–	151
Certificates of deposit	4,901	7,635
Government bonds	1	–
Non-convertible debentures	711	102
Commercial Paper	293	–
	5,906	9,643
Total carrying value	17,899	24,977

(In crore, except as otherwise stated)

Particulars	As at
	March 31, 2018	March 31, 2017
Non-current investments
Unquoted
Investment carried at cost
Investments in equity instruments of subsidiaries
Infosys BPM Limited (formerly Infosys BPO Limited)	659	659
3,38,22,319 (3,38,22,319) equity shares of 10/- each, fully paid
Infosys Technologies (China) Co. Limited	333	236
Infosys Technologies (Australia) Pty Limited (1)	38	66
1,01,08,869 (1,01,08,869) equity shares of AUD 0.11 par value, fully paid
Infosys Technologies, S. de R.L. de C.V., Mexico	65	65
17,49,99,990 (17,49,99,990) equity shares of MXN 1 par value, fully paid up
Infosys Technologies (Sweden) AB	76	76
1,000 (1,000) equity shares of SEK 100 par value, fully paid
Infosys Technologia do Brazil Ltda	149	149
5,91,24,348 (5,91,24,348) shares of BRL 1.00 par value, fully paid
Infosys Technologies (Shanghai) Company Limited	900	826
Infosys Public Services, Inc.	99	99
3,50,00,000 (3,50,00,000) shares of USD 0.50 par value, fully paid
Infosys Consulting Holding AG (formerly Lodestone Holding AG)	1,323	1,323
23,350 (23,350) - Class A shares of CHF 1,000 each and 29,400
(29,400) - Class B Shares of CHF 100 each, fully paid up
Infosys Americas Inc.	1	1
10,000 (10,000) shares of USD 10 per share, fully paid up
EdgeVerve Systems Limited	1,312	1,312
1,31,18,40,000 (1,31,18,40,000) equity shares of 10/- each, fully paid
Infosys Nova Holdings LLC * (1)	–	94
Noah Consulting LLC (refer note 2.2.1)	–	313
Infosys Consulting Pte Ltd (formerly Lodestone Management Consultants	10	10
Pte Ltd) 1,09,90,000 (1,09,90,000) shares of SGD 1.00 par value, fully paid
Brilliant Basics Holding Limited (refer note 2.2.2)	46	–
1,170 (Nil) shares of GBP 0.005 each, fully paid up
Infosys Arabia Limited	2
70 (Nil) shares
Kallidus Inc. (refer note no. 2.22)	–	619
(10,21,35,416) shares
Skava Systems Private Limited (refer note no. 2.22)	–	59
(25,000) shares of 10/- per share, fully paid up
Panaya Inc. ( refer note no. 2.22)**	–	1,398
(2) shares of USD 0.01 per share, fully paid up
	5,013	7,305
Investment carried at amortized cost
Investment in debentures of subsidiary
EdgeVerve Systems Limited
17,80,00,000 (21,29,00,000) Unsecured redeemable, non-convertible debentures of 100/- each fully paid up	1,780	2,129
	1,780	2,129
Investments carried at fair value through profit or loss
Others	7	3
	7	3
Investment carried at fair value through other comprehensive income (FVOCI)
Preference securities	116	131
Equity instruments	1	1
	117	132

(In crore, except as otherwise stated)

Particulars	As at
	March 31, 2018	March 31, 2017
Quoted
Investments carried at amortized cost
Tax free bonds	1,831	1,833
	1,831	1,833
Investments carried at fair value through profit or loss
Fixed maturity plans securities	376	357
	376	357
Investments carried at fair value through other comprehensive income
Non-convertible debentures	2,869	3,575
	2,869	3,575
Total non-current investments	11,993	15,334
Current investments
Unquoted
Investments carried at fair value through profit or loss
Liquid mutual fund units	–	1,755
	–	1,755
Investments carried at fair value through other comprehensive income
Commercial Papers	293	–
Certificates of Deposit	4,901	7,635
	5,906	9,643
Quoted
Investments carried at amortized cost
Government bonds	1	–
	1	–
Investments carried at fair value through profit or loss
Fixed maturity plans securities	–	151
	–	151
Investments carried at fair value through other comprehensive income
Non-convertible debentures	711	102
	711	102
Total current investments	5,906	9,643
Total investments	17,899	24,977
Aggregate amount of quoted investments	5,788	6,018
Market value of quoted investments (including interest accrued)	6,045	6,327
Aggregate amount of unquoted investments	12,111	18,959
(1) Aggregate amount of impairment in value of investments	122	–
Aggregate amount of impairment in value of investments held for sale (refer note no 2.22)	589	–
Investments carried at cost	5,013	7,305
Investments carried at amortized cost	3,612	3,962
Investments carried at fair value through other comprehensive income	8,891	11,444
Investments carried at fair value through profit or loss	383	2,266

*	During the three months ended June 30, 2017, Infosys Nova Holding LLC has written down the entire carrying value of its investment in its associate DWA Nova LLC. Consequently, the Company has written down the entire carrying value of the investment in its subsidiary Infosys Nova Holdings LLC, amounting to 94 crore.

** During the year ended March 31, 2018, there was an additional capital infusion of 38 crore in Panaya Inc.

Refer to note 2.9 for accounting policies on financial instruments.

Details of amounts recorded in Other comprehensive income:

	Three months ended
	March 31, 2018			March 31, 2017
	Gross	Tax	Net	Gross	Tax	Net
Net Gain/(loss) on
Non-convertible debentures	(22)	3	(19)	(7)	–	(7)
Certificate of deposits	11	(4)	7	(5)	2	(3)
Unquoted equity and preference securities	4	3	7	(2)	(3)	(5)

	Year ended
	March 31, 2018			March 31, 2017
	Gross	Tax	Net	Gross	Tax	Net
Net Gain/(loss) on
Non-convertible debentures	(11)	2	(9)	(7)	–	(7)
Certificate of deposits	15	(5)	10	(5)	2	(3)
Unquoted equity and preference securities	4	3	7	(2)	(3)	(5)

Method of fair valuation:

Class of investment	Method	Fair value as at March 31,
		2018	2017
Mutual funds	Quoted price	–	1,755
Fixed Maturity plan securities	Market observable inputs	376	508
Tax free bonds and government bonds	Quoted price and market observable inputs	2,079	2,142
Non-convertible debentures	Quoted price and market observable inputs	3,580	3,677
Certificate of deposits	Market observable inputs	4,901	7,635
Commercial papers	Market observable inputs	293	–
Unquoted equity and preference securities	Discounted cash flows method, Market multiples method, Option pricing model, etc.	117	132
Others	Discounted cash flows method, Market multiples method, Option pricing model, etc.	7	3

Certain quoted investments are classified as Level 2 in the absence of active market for such investments.

2.2.1 Business transfer- Noah

On July 14, 2017, the Board of Directors of Infosys authorized the Company to execute a Business Transfer Agreement and related documents with Noah Consulting LLC, a wholly owned subsidiary, to transfer the business of Noah Consulting LLC to Infosys Limited, subject to securing the requisite regulatory approvals for a consideration based on an independent valuation. Subsequently on October 17, 2017 , the company entered into a business transfer agreement to transfer the business for a consideration of $41 million (266 crore) and the transfer was with effect from October 25, 2017.

The transaction was between a holding company and a wholly owned subsidiary, the resultant impact on account of business transfer was recorded in 'Business Transfer Adjustment Reserve' during the three months ended December 31, 2017. The table below details out the assets and liabilities taken over upon business transfer:

Particulars	(In crore)
Goodwill	29
Trade name	16
Customer contracts	80
Other intangibles	16
Deferred tax assets	13
Net assets / (liabilities), others	(117)
Total	37
Less: Consideration paid	266
Business transfer reserve	(229)

Subsequently, in November 2017, Noah Consulting LLC has been liquidated and the Company received 316 crore as proceeds on liquidation.

2.2.2 Brilliant Basics Holdings Limited.

On September 8, 2017, Infosys acquired 100% of the voting interests in Brilliant Basics Holdings Limited., UK, (Brilliant Basics) a product design and customer experience innovator with experience in executing global programs. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of 29 crore, contingent consideration of up to 20 crore and an additional consideration of upto 13 crore, referred to as retention bonus, payable to the employees of Brilliant Basics at each anniversary year over the next two years, subject to their continuous employment with the group at each anniversary. The fair value of contingent consideration on the date of acquisition is 17 crore.

Proposed investment

On April 13, 2018, the Company entered into a definitive agreement to acquire WongDoody Holding Company Inc, a US-based creative and consumer insights agency for a total consideration of up to US $75 million (approximately 489 crore) including contingent consideration and retention payouts, subject to regulatory approvals and fulfillment of closing conditions.

2.3 LOANS

(In crore)

Particulars	As at
	March 31, 2018	March 31, 2017
Non- Current
Unsecured, considered good
Other Loans
Loans to employees	19	5
	19	5
Unsecured, considered doubtful
Loans to employees	12	17
	31	22
Less: Allowance for doubtful loans to employees	12	17
	19	5
Current
Unsecured, considered good
Loans to subsidiaries (Refer note no.2.20)	185	69
Other Loans
Loans to employees	208	241
	393	310
Total Loans	412	315

2.4 OTHER FINANCIAL ASSETS

(In crore)

Particulars	As at
	March 31, 2018	March 31, 2017
Non-current
Security deposits (1)	48	81
Rental deposits (1)	129	135
	177	216
Current
Security deposits (1)	2	2
Rental deposits (1)	6	2
Restricted deposits (1)	1,415	1,309
Unbilled revenues (1)(4)	3,573	3,200
Interest accrued but not due (1)	739	514
Foreign currency forward and options contracts (2)(3)	16	268
Others (1)(5)	155	108
	5,906	5,403
Total	6,083	5,619
(1) Financial assets carried at amortized cost	6,067	5,351
(2)Financial assets carried at fair value through other comprehensive income	12	52
(3)Financial assets carried at fair value through Profit or Loss	4	216
(4) Includes dues from subsidiaries (Refer note no. 2.20)	32	47
(5) Includes dues from subsidiaries (Refer note no. 2.20)	40	18

Restricted deposits represent deposit with financial institutions to settle employee related obligations as and when they arise during the normal course of business.

2.5 TRADE RECEIVABLES

(In crore)

Particulars	As at
	March 31, 2018	March 31, 2017
Current
Unsecured
Considered good(2)	12,151	10,960
Considered doubtful	315	289
	12,466	11,249
Less: Allowances for credit losses	315	289
Total(1)	12,151	10,960
(1) Includes dues from companies where directors are interested	–	1
(2) Includes dues from subsidiaries (refer note no. 2.20)	335	235

2.6 CASH AND CASH EQUIVALENTS

 (In crore)

Particulars	As at
	March 31, 2018	March 31, 2017
Balances with banks
In current and deposit accounts	10,789	12,222
Cash on hand	–	–
Others
Deposits with financial institution	5,981	6,931
	16,770	19,153
Balances with banks in unpaid dividend accounts	22	17
Deposit with more than 12 months maturity	6,187	6,765
Balances with banks held as margin money deposits against guarantees	353	394

Cash and cash equivalents as at March 31, 2018 and March 31, 2017 include restricted cash and bank balances of 375 crore and 411 crore, respectively. The restrictions are primarily on account of bank balances held as margin money deposits against guarantees and balances held in unpaid dividend bank accounts.

The deposits maintained by the Company with banks and financial institution comprise of time deposits, which can be withdrawn by the Company at any point without prior notice or penalty on the principal.

The details of balances as on balance sheet dates with banks are as follows:

 (In crore)

Particulars	As at
	March 31, 2018	March 31, 2017
In current accounts
ANZ Bank, Taiwan	9	3
Bank of America, USA	814	769
Bank of Baroda, Mauritius	1	–
BNP Paribas Bank, Norway	88	7
Citibank N.A., Australia	184	8
Citibank N.A., Dubai	5	1
Citibank N.A., EEFC (U.S. Dollar account)	4	1
Citibank N.A., Hungary	6	3
Citibank N.A., India	3	2
Citibank N.A., Japan	18	12
Citibank N.A., New Zealand	8	6
Citibank N.A., South Africa	33	9
Citibank N.A., South Korea	2	1
Deutsche Bank, Belgium	27	10
Deutsche Bank, EEFC (Australian Dollar account)	2	38
Deutsche Bank, EEFC (Euro account)	14	11
Deutsche Bank, EEFC (Swiss Franc account)	2	2
Deutsche Bank, EEFC (U.S. Dollar account)	27	73
Deutsche Bank, EEFC (United Kingdom Pound Sterling account)	8	8
Deutsche Bank, France	19	8
Deutsche Bank, Germany	70	48
Deutsche Bank, India	40	9
Deutsche Bank, Malaysia	5	7
Deutsche Bank, Netherlands	8	2
Deutsche Bank, Philippines	14	4
Deutsche Bank, Russia	3	3
Deutsche Bank, Russia (U.S. Dollar account)	5	1
Deutsche Bank, Singapore	17	6
Deutsche Bank, Spain	1	–
Deutsche Bank, Switzerland	18	5
Deutsche Bank, Switzerland (U.S. Dollar Account)	–	1
Deutsche Bank, United Kingdom	74	25
HSBC Bank, Hong Kong	2	1
ICICI Bank, EEFC (U.S. Dollar account)	5	3
ICICI Bank, India	33	40
Nordbanken, Sweden	26	22
Punjab National Bank, India	12	6
Royal Bank of Canada, Canada	9	5
Splitska Banka D.D., Société Générale Group, Croatia	8	–
State Bank of India	–	6
	1,624	1,166

 (In crore)

Particulars	As at
	March 31, 2018	March 31, 2017
In deposit accounts
Axis Bank	–	945
Barclays Bank	200	825
HDFC Bank	2,423	349
HSBC Bank	–	500
ICICI Bank	3,467	4,351
IDBI Bank	–	1,750
IDFC Bank	1,500	–
IndusInd Bank	1,000	191
Kotak Mahindra Bank	–	500
South Indian Bank	200	200
Standard Chartered Bank	–	500
Syndicate Bank	–	49
Yes Bank	–	485
	8,790	10,645
In unpaid dividend accounts
Axis Bank - Unpaid dividend account	1	2
HDFC Bank - Unpaid dividend account	1	2
ICICI Bank - Unpaid dividend account	20	13
	22	17
In margin money deposits against guarantees
Canara Bank	151	177
ICICI Bank	202	217
	353	394
Deposits with financial institution
HDFC Limited	4,781	6,231
LIC Housing Finance Limited	1,200	700
	5,981	6,931
Total cash and cash equivalents	16,770	19,153

2.7 OTHER ASSETS

(In crore)

Particulars	As at
	March 31, 2018	March 31, 2017
Non-current
Capital advances	420	562
Advances other than capital advance
Prepaid gratuity	23	56
Others
Prepaid expenses	49	95
Deferred contract cost	262	283
Withholding taxes and others	1,407	–
	2,161	996
Current
Advances other than capital advance
Payment to vendors for supply of goods	103	87
Others
Prepaid expenses (1)	449	387
Deferred contract cost	44	74
Withholding taxes and others	843	1,665
	1,439	2,213

Total other assets	3,600	3,209
(1) Includes dues from subsidiaries (Refer note no. 2.20)	115	56

Deferred contract costs are upfront costs incurred for the contract and are amortized over the term of the contract. Withholding taxes and others primarily consist of input tax credits.

2.8 FINANCIAL INSTRUMENTS

Accounting Policy

2.8.1 Initial recognition

The Company recognizes financial assets and financial liabilities when it becomes a party to the contractual provisions of the instrument. All financial assets and liabilities are recognized at fair value on initial recognition, except for trade receivables which are initially measured at transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities, that are not at fair value through profit or loss, are added to the fair value on initial recognition. Regular way purchase and sale of financial assets are accounted for at trade date.

2.8.2 Subsequent measurement

a. Non-derivative financial instruments

(i) Financial assets carried at amortized cost

A financial asset is subsequently measured at amortized cost if it is held within a business model whose objective is to hold the asset in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(ii) Financial assets at fair value through other comprehensive income

A financial asset is subsequently measured at fair value through other comprehensive income if it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The Company has made an irrevocable election for its investments which are classified as equity instruments to present the subsequent changes in fair value in other comprehensive income based on its business model. Further, in cases where the Company has made an irrevocable election based on its business model, for its investments which are classified as equity instruments, the subsequent changes in fair value are recognized in other comprehensive income.

(iii) Financial assets at fair value through profit or loss

A financial asset which is not classified in any of the above categories are subsequently fair valued through profit or loss.

(iv) Financial liabilities

Financial liabilities are subsequently carried at amortized cost using the effective interest method, except for contingent consideration recognized in a business combination which is subsequently measured at fair value through profit or loss. For trade and other payables maturing within one year from the Balance Sheet date, the carrying amounts approximate fair value due to the short maturity of these instruments.

(v) Investment in subsidiaries

Investment in subsidiaries is carried at cost in the separate financial statements.

b. Derivative financial instruments

The Company holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank.

(i) Financial assets or financial liabilities, at fair value through profit or loss.

This category has derivative financial assets or liabilities which are not designated as hedges.

Although the Company believes that these derivatives constitute hedges from an economic perspective, they may not qualify for hedge accounting under Ind AS 109, Financial Instruments. Any derivative that is either not designated as hedge, or is so designated but is ineffective as per Ind AS 109, is categorized as a financial asset or financial liability, at fair value through profit or loss.

Derivatives not designated as hedges are recognized initially at fair value and attributable transaction costs are recognized in net profit in the Statement of Profit and Loss when incurred. Subsequent to initial recognition, these derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets/ liabilities in this category are presented as current assets/current liabilities if they are either held for trading or are expected to be realized within 12 months after the Balance Sheet date.

(ii) Cash flow hedge

The Company designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions.

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the net profit in the Statement of Profit and Loss. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in cash flow hedging reserve till the period the hedge was effective remains in cash flow hedging reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the net profit in the Statement of Profit and Loss upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, then the amount accumulated in cash flow hedging reserve is reclassified to net profit in the Statement of Profit and Loss.

c. Share capital

Ordinary Shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares and share options and buy back of ordinary shares are recognized as a deduction from equity, net of any tax effects.

2.8.3 Derecognition of financial instruments

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the financial asset and the transfer qualifies for derecognition under Ind AS 109. A financial liability (or a part of a financial liability) is derecognized from the Company's Balance Sheet when the obligation specified in the contract is discharged or cancelled or expires.

2.8.4 Fair value of financial instruments

In determining the fair value of its financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

Refer to table below for the disclosure on carrying value and fair value of financial assets and liabilities. For financial assets and liabilities maturing within one year from the Balance Sheet date and which are not carried at fair value, the carrying amounts approximate fair value due to the short maturity of these instruments.

2.8.5 Impairment

The Company recognizes loss allowances using the expected credit loss (ECL) model for the financial assets which are not fair valued through profit or loss. Loss allowance for trade receivables with no significant financing component is measured at an amount equal to lifetime ECL. For all other financial assets, expected credit losses are measured at an amount equal to the 12-month ECL, unless there has been a significant increase in credit risk from initial recognition in which case those are measured at lifetime ECL. The amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized is recognized as an impairment gain or loss in statement of profit or loss.

Financial instruments by category

The carrying value and fair value of financial instruments by categories as at March 31, 2018 are as follows:

(In crore)

Particulars	Amortized cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer Note no. 2.6)	16,770	–	–	–	–	16,770	16,770
Investments (Refer note no.2.2)
Equity and preference securities and others	–	–	7	117	–	124	124
Tax free bonds and government bonds	1,832	–	–	–	–	1,832	2,079 *
Liquid mutual fund units	–	–	–	–	–	–	–
Redeemable, non-convertible debentures (1)	1,780	–	–	–	–	1,780	1,780
Fixed maturity plans securities	–	–	376	–	–	376	376
Certificates of deposit	–	–	–	–	4,901	4,901	4,901
Non convertible debentures	–	–	–	–	3,580	3,580	3,580
Commercial papers	–	–	–	–	293	293	293
Trade receivables (Refer Note no. 2.5)	12,151	–	–	–	–	12,151	12,151
Loans (Refer note no. 2.3)	412	–	–	–	–	412	412
Other financial assets (Refer Note no. 2.4)	6,067	–	4	–	12	6,083	6,001 **
Total	39,012	–	387	117	8,786	48,302	48,467
Liabilities:
Trade payables (Refer Note no. 2.11)	738	–	–	–	–	738	738
Other financial liabilities (Refer Note no. 2.10)	4,241	–	91	–	3	4,335	4,335
Total	4,979	–	91	–	3	5,073	5,073

(1) The carrying value of debentures approximates fair value as the instruments are at prevailing market rates

* On account of fair value changes including interest accrued

** Excludes interest accrued on tax free bonds

The carrying value and fair value of financial instruments by categories as at March 31, 2017 were as follows:

   (In crore)

Particulars	Amortized cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer Note no. 2.6)	19,153	–	–	–	–	19,153	19,153
Investments (Refer Note no. 2.2)
Equity and preference securities and others	–	–	3	132	–	135	135
Tax free bonds and government bonds	1,833	–	–	–	–	1,833	2,142 *
Liquid mutual fund units	–	–	1,755	–	-	1,755	1,755
Redeemable, non-convertible debentures (1)	2,129	–	–	–	–	2,129	2,129
Fixed maturity plans	–	–	508	–	–	508	508
Certificates of deposit	–	–	–	–	7,635	7,635	7,635
Non convertible debentures	–	–	–	–	3,677	3,677	3,677
Trade receivables (Refer Note no. 2.5)	10,960	–	–	–	–	10,960	10,960
Loans (Refer note no. 2.3)	315	–	–	–	–	315	315
Other financial assets (Refer Note no. 2.4)	5,351	–	216	–	52	5,619	5,537 **
Total	39,741	–	2,482	132	11,364	53,719	53,946
Liabilities:
Trade payables (Refer note no. 2.11)	269	–	–	–	–	269	269
Other financial liabilities (Refer Note no. 2.10)	3,867	–	87	–	–	3,954	3,954
Total	4,136	–	87	–	–	4,223	4,223

(1)	The carrying value of debentures approximates fair value as the instruments are at prevailing market rates
*	On account of fair value changes including interest accrued
**	Excludes interest accrued on tax free bonds

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents fair value hierarchy of assets and liabilities as at March 31, 2018:

(In crore)

Particulars	As at March 31, 2018	Fair value measurement at end of the reporting period/year using
		Level 1	Level 2	Level 3
Assets
Investments in tax free bonds (Refer note no. 2.2)	2,078	1,806	272	–
Investments in government bonds (Refer note no. 2.2)	1	1	–	–
Investments in equity instruments (Refer note no. 2.2)	1	–	–	1
Investments in preference securities (Refer note no. 2.2)	116	–	–	116
Investments in fixed maturity plan securities (Refer note no. 2.2)	376	–	376	–
Investments in certificates of deposit (Refer note no. 2.2)	4,901	–	4,901	–
Investments in non convertible debentures (Refer note no. 2.2)	3,580	2,493	1,087	–
Investments in commercial paper (Refer note no. 2.2)	293	–	293	–
Other investments (Refer note no. 2.2)	7	–	–	7
Derivative financial instruments - gain on outstanding foreign currency forward and option contracts (Refer note no. 2.4)	16	–	16	–
Liabilities
Derivative financial instruments - loss on outstanding foreign currency forward and option contracts (Refer Note no. 2.10)	40	–	40	–
Liability towards contingent consideration (Refer note no. 2.10)(1)(2)	54	–	–	54

(1)	Pertains to contingent consideration payable to selling shareholders of Kallidus and Brilliant Basics Holding Limited as per the share purchase agreement.
(2)	Discounted 21 crore at 10%, pertaining to Brilliant Basics

During the year ended March 31, 2018, quoted debt securities of 402 crore were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on Quoted price, and 1,015 crore were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

The following table presents fair value hierarchy of assets and liabilities as at March 31, 2017:

 (In crore)

Particulars	As at March 31, 2017	Fair value measurement at end of the reporting period/year using
		Level 1	Level 2	Level 3
Assets
Investments in liquid mutual fund units (Refer Note no. 2.2)	1,755	1,755	–	–
Investments in tax free bonds (Refer Note no. 2.2)	2,142	206	1,936	–
Investments in equity instruments (Refer Note no. 2.2)	1	–	–	1
Investments in preference securities (Refer Note no. 2.2)	131	–	–	131
Investments in fixed maturity plan securities (Refer Note no. 2.2)	508	–	508	–
Investments in certificates of deposit (Refer Note no. 2.2)	7,635	–	7,635	–
Investments in non convertible debentures (Refer Note no. 2.2)	3,677	3,160	517	–
Other investments (Refer Note no. 2.2)	3	–	–	3
Derivative financial instruments - gain on outstanding foreign currency forward and option contracts (Refer Note no. 2.4)	268	–	268	–
Liabilities
Derivative financial instruments - loss on outstanding foreign currency forward and option contracts (Refer note 2.10)	2	–	2	–
Liability towards contingent consideration (Refer note no. 2.10)(1)(2)	85	–	–	85

(1)	Pertains to contingent consideration payable to selling shareholders of Kallidus as per the share purchase agreement.
(2)	Discounted 91 crore at 14.2%

The movement in level 3 investments from March 31, 2017 to March 31, 2018 is on account of purchase of additional investments, disposals during the year and change in fair value.

During the year ended March 31, 2017, tax-free bonds of 115 crore were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

A one percentage point change in the unobservable inputs used in fair valuation of Level 3 assets and liabilities does not have a significant impact in its value.

The movement in contingent consideration as at March 31, 2018 from March 31, 2017 is mainly on account of settlement of 45 crore pertaining to Kallidus acquisiton and addition of 17 crore in relation to acquisition of Brilliant Basics Holdings Limited. (Refer note no. 2.2)

Financial risk management

Financial risk factors

The Company's activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Company's primary focus is to foresee the unpredictability of financial markets and seek to minimize potential adverse effects on its financial performance. The primary market risk to the Company is foreign exchange risk. The Company uses derivative financial instruments to mitigate foreign exchange related risk exposures. The Company's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers.

Market risk

The Company operates internationally and a major portion of the business is transacted in several currencies and consequently the Company is exposed to foreign exchange risk through its sales and services in the United States and elsewhere, and purchases from overseas suppliers in various foreign currencies. The Company holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The exchange rate between the Indian rupee and foreign currencies has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of the Company’s operations are adversely affected as the rupee appreciates/ depreciates against these currencies.

The following table analysis foreign currency risk from financial instruments as at March 31, 2018:

(In crore)

Particulars	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	858	139	82	186	271	1,536
Trade receivables	7,776	1,522	871	743	550	11,462
Other financials assets ( including loans)	2,196	597	335	159	305	3,592
Trade payables	(312)	(60)	(168)	(36)	(22)	(598)
Other financial liabilities	(1,962)	(252)	(148)	(220)	(162)	(2,744)
Net assets / (liabilities)	8,556	1,946	972	832	942	13,248

The following table analyzes foreign currency risk from financial instruments as at March 31, 2017:

(In crore)

Particulars	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	849	79	33	45	97	1,103
Trade Receivables	7,611	1,005	793	533	361	10,303
Other financials assets ( including loans)	2,686	436	365	148	136	3,771
Trade payables	(145)	(5)	(11)	(12)	(22)	(195)
Other financial liabilities	(1,847)	(227)	(169)	(186)	(137)	(2,566)
Net assets / (liabilities)	9,154	1,288	1,011	528	435	12,416

Sensitivity analysis between Indian Rupee and USD

Particulars	Three months ended March 31,		Year ended March 31,
	2018	2017	2018	2017
Impact on the Company's incremental Operating Margins	0.52%	0.52%	0.52%	0.52%

Sensitivity analysis is computed based on the changes in the income and expenses in foreign currency upon conversion into functional currency, due to exchange rate fluctuations between the previous reporting period and the current reporting period.

Derivative financial instruments

The Company holds derivative financial instruments such as foreign currency forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank. These derivative financial instruments are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace.

The following table gives details in respect of outstanding foreign currency forward and option contracts:

Particulars	As at		As at
	March 31, 2018		March 31, 2017
	In million	In crore	In million	In crore
Derivatives designated as cash flow hedges
Forward contracts
In Australian dollars	–	–	130	644
In Euro	–	–	95	658
In United Kingdom Pound Sterling	–	–	40	324
Option Contracts
In Australian dollars	60	300	–	–
In Euro	100	808	40	277
In United Kingdom Pound Sterling	20	184	–	–
Other derivatives
Forward contracts
In Australian dollars	–	–	30	149
In Canadian dollars	20	99	–	–
In Euro	86	695	106	735
In Japanese Yen	550	34	–	–
In New Zealand dollars	16	76	–	–
In Norwegian Krone	40	34	–	–
In South African Rand	25	14	–	–
In Singapore dollars	5	25	5	23
In Swedish Krona	50	40	50	36
In Swiss Franc	21	146	10	65
In U.S. dollars	556	3,624	480	3,113
In United Kingdom Pound Sterling	45	415	70	566
Option Contracts
In Australian dollars	20	100	–	–
In Canadian dollars	–	–	13	65
In Euro	45	363	25	173
In Swiss Franc	5	33	–	–
In U.S. dollars	320	2,086	195	1,265
In United Kingdom Pound Sterling	25	231	30	243
Total forwards and options		9,307		8,336

The foreign exchange forward and option contracts mature within twelve months. The table below analyzes the derivative financial instruments into relevant maturity groupings based on the remaining period as at the balance sheet date:

(In crore)

Particulars	As at	As at
	March 31, 2018	March 31, 2017
Not later than one month	2,693	2,215
Later than one month and not later than three months	4,274	4,103
Later than three months and not later than one year	2,340	2,018
	9,307	8,336

During the year ended March 31, 2018, the Company has designated certain foreign exchange forward and option contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions. The related hedge transactions for balance in cash flow hedging reserve are expected to occur and reclassified to statement of profit or loss within 3 months.

Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument, including whether the hedging instrument is expected to offset changes in cash flows of hedged items.

If the hedge ratio for risk management purposes is no longer optimal but the risk management objective remains unchanged and the hedge continues to qualify for hedge accounting, the hedge relationship will be rebalanced by adjusting either the volume of the hedging instrument or the volume of the hedged item so that the hedge ratio aligns with the ratio used for risk management purposes. Any hedge ineffectiveness is calculated and accounted for in the Statement of Profit or Loss at the time of the hedge relationship rebalancing.

The following table provides the reconciliation of effective portion of cash flow hedges for the three months and year ended March 31, 2018 and March 31, 2017:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2018	2017	2018	2017
Balance at the beginning of the period/ year	(2)	28	39	–
Gain / (Loss) recognized in other comprehensive income during the period/ year	(9)	73	(93)	121
Amount reclassified to profit and loss during the period/year	11	(59)	41	(69)
Tax impact on above	–	(3)	13	(13)
Balance at the end of the period/ year	–	39	–	39

The Company offsets a financial asset and a financial liability when it currently has a legally enforceable right to set off the recognized amounts and the Company intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

The following table provides quantitative information about offsetting of derivative financial assets and derivative financial liabilities:

(In crore)

Particulars	As at		As at
	March 31, 2018		March 31, 2017
	Derivative financial asset	Derivative financial liability	Derivative financial asset	Derivative financial liability
Gross amount of recognized financial asset/liability	20	(44)	269	(3)
Amount set off	(4)	4	(1)	1
Net amount presented in balance sheet	16	(40)	268	(2)

Credit risk

Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. The maximum exposure to the credit risk at the reporting date is primarily from trade receivables amounting to 12,151 crore and 10,960 crore as at March 31, 2018 and March 31, 2017, respectively and unbilled revenue amounting to 3,573 crore and 3,200 crore as at March 31, 2018 and March 31, 2017, respectively. Trade receivables and unbilled revenue are typically unsecured and are derived from revenue earned from customers primarily located in the United States. Credit risk has always been managed by the Company through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the Company grants credit terms in the normal course of business. The Company uses expected credit loss model to assess the impairment loss or gain. The Company uses a provision matrix to compute the expected credit loss allowance for trade receivables and unbilled revenues. The provision matrix takes into account available external and internal credit risk factors such as credit default swap quotes, credit ratings from international credit rating agencies and the Company's historical experience for customers.

The following table gives details in respect of percentage of revenues generated from top customer and top ten customers:

(In %)

Particulars	Three months ended March 31,		Year ended March 31,
	2018	2017	2018	2017
Revenue from top customer	4.1	3.8	3.9	3.9
Revenue from top ten customers	20.8	21.9	21.0	23.1

Credit risk exposure

The reversal of allowance for lifetime expected credit loss on customer balances for the three months ended March 31, 2018 was 23 crore and the allowance for the three months ended March 31, 2017 was 61 crore. The allowance for lifetime expected credit loss on customer balances for the year ended March 31, 2018 and March 31, 2017 was 18 crore and 135 crore respectively.

Movement in credit loss allowance:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2018	2017	2018	2017
Balance at the beginning	418	323	379	249
Impairment loss recognized/ reversed	(23)	61	18	135
Amounts written off	–	–	(3)	(1)
Translation differences	6	(5)	7	(4)
Balance at the end	401	379	401	379

Credit risk on cash and cash equivalents is limited as we generally invest in deposits with banks and financial institutions with high credit ratings assigned by international and domestic credit rating agencies. Investments primarily include investment in liquid mutual fund units, fixed maturity plan securities, quoted bonds issued by government and quasi government organizations, non convertible debentures issued by government aided institutions and certificates of deposit.

Liquidity risk

The Company's principal sources of liquidity are cash and cash equivalents and the cash flow that is generated from operations. The Company has no outstanding borrowings. The Company believes that the working capital is sufficient to meet its current requirements.

As at March 31, 2018, the Company had a working capital of 30,903 crore including cash and cash equivalents of 16,770 crore and current investments of 5,907 crore. As at March 31, 2017, the Company had a working capital of 35,896 crore including cash and cash equivalents of 19,153 crore and current investments of 9,643 crore.

As at March 31, 2018 and March 31, 2017, the outstanding compensated absences were 1,260 crore and 1,142 crore, respectively, which have been substantially funded. Accordingly, no liquidity risk is perceived.

The table below provides details regarding the contractual maturities of significant financial liabilities as at March 31, 2018:

(In crore)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	738	–	–	–	738
Other financial liabilities (excluding liability towards acquisition) (Refer Note 2.10)	4,241	–	-	-	4,241
Liability towards acquisitions on an undiscounted basis (including contingent consideration)	41	7	7	–	55

The table below provides details regarding the contractual maturities of significant financial liabilities as at March 31, 2017:

(In crore)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	269	–	–	–	269
Other financial liabilities (excluding liability towards acquisition) (Refer Note 2.10)	3,867	–	–	–	3,867
Liability towards acquisitions on an undiscounted basis (including contingent consideration)	45	46	–	–	91

2.9 EQUITY

EQUITY SHARE CAPITAL

(In crore, except as otherwise stated)

Particulars	As at
	March 31, 2018	March 31, 2017
Authorized
Equity shares, 5/- par value
2,40,00,00,000 (2,40,00,00,000) equity shares	1,200	1,200
Issued, Subscribed and Paid-Up
Equity shares, 5/- par value (1)	1,092	1,148
2,18,41,14,257 (2,29,69,44,664) equity shares fully paid-up
	1,092	1,148

(1) Refer note no. 2.18 for details of basic and diluted shares

Forfeited shares amounted to 1,500/- (1,500/-)

The Company has only one class of shares referred to as equity shares having a par value of 5/-. Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depository Shares (ADS) carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share

Dividends

Final dividends on shares are recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company's Board of Directors.

The Company declares and pays dividends in Indian rupees. The remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable distribution taxes. Dividend distribution tax paid by subsidiaries may be reduced / available as a credit against dividend distribution tax payable by Infosys Limited.

Amount of per share dividend recognized as distribution to equity shareholders:

(in )

Particulars	Year ended March 31,
	2018	2017
Final Dividend for fiscal 2016	–	14.25
Interim Dividend for fiscal 2017	–	11.00
Final Dividend for fiscal 2017	14.75	–
Interim Dividend for fiscal 2018	13.00	–

Effective from Financial Year 2018, the Company's policy is to payout up to 70% of the free cash flow of the corresponding Financial Year in such manner (including by way of dividend and / or share buyback) as may be decided by the Board from time to time, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS. Dividend payout includes dividend distribution tax.

The Board of Directors recommended a final dividend of 20.5/- per equity share for the financial year ended March 31, 2018 and a special dividend of 10/- per equity share. The payment is subject to the approval of the shareholders in the ensuing Annual General Meeting of the Company, to be held on June 23, 2018 and if approved would result in a cash outflow of approximately 7,982 crore, including dividend distribution tax.

The Board of Directors, in their meeting on October 24, 2017, declared an interim dividend of 13/- per equity share, which resulted in a cash outflow of 3,422 crore, inclusive of dividend distribution tax.

During the year ended March 31, 2018, the Company received 846 crore as dividend from its majority owned subsidiary. Dividend distribution tax paid by the subsidiary on such dividend has been reduced as credit against dividend distribution tax payable by Infosys.

Buyback

The Board, at its meeting on August 19, 2017, approved a proposal for the Company to buyback its fully paid-up equity shares of face value of 5/- each from the eligible equity shareholders of the Company for an amount not exceeding 13,000 crore. The shareholders approved the said proposal of buyback of Equity Shares through the postal ballot that concluded on October 7, 2017. The Buyback offer comprised a purchase of 11,30,43,478 Equity Shares aggregating 4.92% of the paid-up equity share capital of the Company at a price of 1,150/- per Equity share. The buyback was offered to all eligible equity shareholders (including those who became equity shareholders as on the Record date by cancelling American Depository Shares and withdrawing underlying Equity shares) of the Company as on the Record Date (i.e November 1, 2017) on a proportionate basis through the "Tender offer" route. The Company concluded the buyback procedures on December 27, 2017 and 11,30,43,478 equity shares were extinguished. The company has funded the buyback from its securities premium and general reserve. In accordance with section 69 of the Companies Act, 2013, the company has created ‘Capital Redemption Reserve’ of 56 crore equal to the nominal value of the shares bought back as an appropriation from general reserve.

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the Company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As of March 31, 2018, the Company has only one class of equity shares and has no debt. Consequent to the above capital structure there are no externally imposed capital requirements.

The reconciliation of the number of shares outstanding and the amount of share capital as at March 31, 2018 and March 31, 2017 is set out below:

in crore, except as stated otherwise

Particulars	As at March 31, 2018		As at March 31, 2017
	Number of shares	Amount	Number of shares	Amount
Number of shares at the beginning of the period	2,29,69,44,664	1,148	2,29,69,44,664	1,148
Add: Shares issued on exercise of employee stock options	2,13,071	–	–	–
Less: Shares bought back	11,30,43,478	56	–	–
Number of shares at the end of the period	2,18,41,14,257	1,092	2,29,69,44,664	1,148

Employee Stock Option Plan (ESOP):

Accounting Policy

The Company recognizes compensation expense relating to share-based payments in net profit using fair-value in accordance with Ind AS 102, Share-Based Payment. The estimated fair value of awards is charged to income on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards with a corresponding increase to share options outstanding account.

Amendment to Ind AS 102:

Effective April 1, 2017, the Company adopted amendment to Ind AS 102 which provides specific guidance to measurement of cash-settled awards, modification of cash-settled awards and awards that include a net settlement feature in respect of withholding taxes. The adoption of amendment did not have any material effect on the financial statements.

2015 Stock Incentive Compensation Plan (the 2015 Plan) (formerly 2011 RSU Plan):

On March 31, 2016, pursuant to the approval by the shareholders through postal ballot, the Board has been authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Stock Incentive Compensation Plan (the 2015 Plan). The maximum number of shares under the 2015 plan shall not exceed 2,40,38,883 equity shares (this includes 1,12,23,576 equity shares which are held by the trust towards the 2011 Plan as at March 31, 2016). Out of this 1,70,38,883 equity shares will be issued as RSUs at par value and 70,00,000 equity shares will be issued as stock options at market price on the date of the grant. These instruments will generally vest over a period of 4 years and the Company expects to grant the instruments under the 2015 Plan over the period of 4 to 7 years.

Controlled trust holds 1,08,01,956 and 1,12,89,514 shares as at March 31, 2018 and March 31, 2017, respectively under the 2015 plan, out of which 1,00,000 equity shares have been earmarked for welfare activities of the employees.

Stock incentives granted to Salil Parekh (CEO & MD)

Pursuant to the approval of the shareholders through a postal ballot on February 20 , 2018, Salil Parekh (CEO & MD) is eligible to receive under the 2015 Plan , a) an annual grant of RSUs of fair value 3.25 crore which will vest over time in 3 equal annual installments upon completion of each year of service from the respective grant date b) a one-time grant of RSUs of fair value 9.75 crore which will vest over time in 2 equal annual installments upon completion of each year of service from the grant date and c) annual grant of performance based RSUs of fair value 13 crore which will vest after completion of three years the first of which concludes on March 31, 2021, subject to achievement of performance targets set by the Board or its committee.

The board based on the recommendations of the Nomination and Remuneration committee approved on February 27, 2018,  the annual time based grant for FY18 of 28,256 RSUs and the one-time time based grant of 84,768 RSUs. The grants were made effective February 27, 2018. Though the annual time based grants for the remaining employment term have not been granted as of March 31, 2018 , in accordance with Ind AS 102, Share based payments the company has recorded employment stock compensation expense.

Stock incentives granted to Dr. Vishal Sikka

Consequent to Dr. Vishal Sikka's resignation from the company on August 24, 2017, the unvested stock incentives (time-based and performance based awards) granted to him were forfeited.

Stock incentives granted to COO:

The Nomination and Remuneration Committee ('Committee') in its meeting held on October 14, 2016 recommended a grant of 27,250 RSUs and 43,000 ESOPs amounting to 4 crore to U. B. Pravin Rao, under the 2015 Plan and the same was approved by the shareholders through postal ballot on March 31, 2017. These RSUs and ESOPs have been granted effective May 2, 2017. These RSUs and stock options would vest over a period of 4 years and shall be exercisable within the period as approved by the Committee. The exercise price of the RSU's will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant, as approved by the shareholders.

Stock incentives granted to KMPs (other than Dr. Vishal Sikka and COO)

On November 1, 2016, 2,47,250 RSUs and 5,02,550 stock options were granted under the 2015 plan, to key management personnel, excluding Vishal Sikka and COO, based on fiscal 2016 performance. On August 1, 2017 58,150 RSUs and 44,450 ESOPs were granted to the General Counsel. These RSUs and stock options will vest within a period of 4 years and shall be exercisable within the period as approved by the Committee. The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant. On February 27, 2018, based on the recommendation and approval of the Nomination and Remuneration Committee the company granted 214,950 RSUs to the KMP other than CEO and COO. These instruments will vest over a period of 4 years and are subject to continued service.

During the year ended March 31, 2018, three of the KMPs have resigned (Refer to note no. 2.20 Related party transactions for further details) and hence the RSUs and stock options granted to them were forfeited.

Stock incentive granted to other employees:

During fiscal 2017, the company granted 25,06,740 RSUs and 7,03,300 ESOPs and 1,12,210 incentive units (cash settled) to certain eligible employees at mid and senior levels under the 2015 plan. Further, on May 2, 2017, the company granted 37,090 RSUs (includes equity shares and equity shares represented by ADS) at par value, 73,600 employee stock options (ESOPs) (including equity shares and equity shares represented by ADS) to be exercised at market price at the time of grant, to certain employees at the senior management level. On August 1, 2017, 7,450 incentive units (cash settled) were granted to employees at the senior management level. These instruments will vest over a period of 4 years and are subject to continued service. On February 27, 2018 15,59,920 RSUs and 42,590 incentive units (cash settled) were granted to eligible employees. These instruments will vest over a period of 4 years and are subject to continued service.

As at March 31, 2018 and March 31, 2017, 1,11,757 and 1,06,845 incentive units were outstanding (net of forfeitures).

Break-up of employee stock compensation expenses

( in crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2018	2017	2018	2017
Granted to:
KMP (2)	1	12	(13)	36
Employees other than KMP	22	28	85	71
Total (1)	23	40	72	107
(1) Cash settled stock compensation expense included in the above	–	–	1	1

(2)	Includes a reversal of stock compensation cost of 35 crore towards forfeiture of stock incentives granted to Dr. Vishal Sikka upon his resignation

The carrying value of liability towards cash settled share based payments was 6 crore and 3 crore as at March 31, 2018 and March 31, 2017, respectively.

The activity in the 2015 Plan (formerly 2011 RSU Plan) for equity-settled share based payment transactions during the three months and year ended March 31, 2018 is set out below:

Particulars	Three months ended March 31, 2018		Year ended March 31, 2018
	Shares arising out of options	Weighted average exercise price ()	Shares arising out of options	Weighted average exercise price ()
2015 Plan: RSU
Outstanding at the beginning	20,84,284	5	29,61,373	5
Granted	18,87,894	5	22,80,608	5
Exercised	1,15,996	5	6,48,217	5
Forfeited and expired	1,05,773	5	8,43,355	5
Outstanding at the end	37,50,409	5	37,50,409	5
Exercisable at the end	24,205	5	24,205	5
2015 Plan: Employee Stock Options (ESOPs)
Outstanding at the beginning	11,58,400	992	11,97,650	992
Granted	–	–	4,91,575	943
Exercised	52,412	983	52,412	983
Forfeited and expired	1,39,075	963	6,69,900	961
Outstanding at the end	9,66,913	986	9,66,913	986
Exercisable at the end	1,96,912	992	1,96,912	992

The activity in the 2015 Plan (formerly 2011 RSU Plan) for equity-settled share based payment transactions during the three months and year ended March 31, 2017 is set out below:

Particulars	Three months ended March 31, 2017		Year ended March 31, 2017
	Shares arising out of options	Weighted average exercise price ()	Shares arising out of options	Weighted average exercise price ()
2015 Plan: RSU
Outstanding at the beginning	20,30,758	5	2,21,505	5
Granted	–	–	28,74,690	5
Exercised	23,410	5	1,00,760	5
Forfeited and expired	3,420	5	34,062	5
Outstanding at the end	20,03,928	5	29,61,373	5
Exercisable at the end	–	–	–	-
2015 Plan: Employee Stock Options (ESOPs)
Outstanding at the beginning	3,09,650	992	–	–
Granted	–	–	12,05,850	992
Exercised	–	–	–	–
Forfeited and expired	–	–	8,200	992
Outstanding at the end	3,09,650	992	11,97,650	992
Exercisable at the end	–	–	–	–

During the three months ended March 31, 2018 and March 31, 2017, the weighted average share price of options exercised under the 2015 Plan on the date of exercise was 1,119 and 972 respectively.

During the year ended March 31, 2018 and March 31, 2017, the weighted average share price of options exercised under the 2015 Plan on the date of exercise was 992 and 1,084 respectively.

The following table summarizes information about equity settled RSUs and ESOPs outstanding as at March 31, 2018:

	Options outstanding
Range of exercise prices per share ()	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ()
2015 Plan:
0 - 5 (RSU)	37,50,409	1.89	5.00
900 - 1100 (ESOP)	9,66,913	6.60	992.68
	47,17,322	2.57	207.45

The following table summarizes information about equity settled RSUs and ESOPs outstanding as at March 31, 2017:

	Options outstanding
Range of exercise prices per share ()	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ()
2015 Plan:
0 - 5 (RSU)	29,61,373	1.88	5.00
900 - 1100 (ESOP)	11,97,650	7.09	1,026.50
	41,59,023	3.38	299.16

The fair value of each equity settled award is estimated on the date of grant using the Black-Scholes-Merton model with the following assumptions:

Particulars	For options granted in
	Fiscal 2018- Equity Shares-RSU	Fiscal 2018- Equity shares ESOP	Fiscal 2018- ADS-RSU	Fiscal 2018- ADS- ESOP
Weighted average share price () / ($- ADS)	1,144	923	16.61	14.65
Exercise price ()/ ($- ADS)	5.00	919	0.08	14.67
Expected volatility (%)	20-25	25-28	21-26	25-31
Expected life of the option (years)	1 - 4	3 - 7	1 - 4	3 - 7
Expected dividends (%)	2.78	2.78	2.74	2.74
Risk-free interest rate (%)	6 - 7	6 - 7	1 - 2	1 - 2
Weighted average fair value as on grant date () / ($- ADS)	1,066	254	15.47	2.93

Particulars	For options granted in
	Fiscal 2017- Equity Shares-RSU	Fiscal 2017- Equity shares ESOP	Fiscal 2017- ADS-RSU	Fiscal 2017- ADS- ESOP
Weighted average share price () / ($- ADS)	1,067	989	15.77	15.26
Exercise price ()/ ($- ADS)	5	998	0.07	15.26
Expected volatility (%)	24-29	27-29	26-29	27-31
Expected life of the option (years)	1 - 4	3 - 7	1 - 4	3 - 7
Expected dividends (%)	2.37	2.37	2.29	2.29
Risk-free interest rate (%)	6 - 7	6 - 7	1 - 2	1 - 2
Weighted average fair value as on grant date () / ($- ADS)	1,002	285	14.84	3.46

The expected life of the RSU / ESOP is estimated based on the vesting term and contractual term of the RSU / ESOP, as well as expected exercise behaviour of the employee who receives the RSU / ESOP. Expected volatility during the expected term of the RSU / ESOP is based on historical volatility of the observed market prices of the Company's publicly traded equity shares during a period equivalent to the expected term of the RSU / ESOP.

2.10 OTHER FINANCIAL LIABILITIES

(In crore)

Particulars	As at
	March 31, 2018	March 31, 2017
Non-current
Compensated absences	42	–
Payable for acquisition of business- Contingent consideration	13	40
	55	40
Current
Unpaid dividends	22	17
Others
Accrued compensation to employees	2,048	1,404
Accrued expenses (1)	1,776	2,013
Retention monies	63	153
Payable for acquisition of business - Contingent consideration	41	45
Capital creditors	148	36
Compensated absences	1,218	1,142
Other payables (2)	184	244
Foreign currency forward and options contracts	40	2
	5,540	5,056
Total financial liabilities	5,595	5,096
Financial liability carried at amortized cost	4,241	3,867
Financial liability carried at fair value through profit or loss	91	87
Financial liability carried at fair value through other comprehensive income	3	–
Liability towards acquisition of business on undiscounted basis	55	91
(1) Includes dues to subsidiaries (Refer note no. 2.20)	9	3
(2) Includes dues to subsidiaries (Refer note no. 2.20)	19	14

2.11 TRADE PAYABLES

(In crore)

Particulars	As at
	March 31, 2018	March 31, 2017
Trade payables(1)	738	269
	738	269
(1)Includes dues to subsidiaries (refer note no. 2.20)	178	135

2.12 OTHER LIABILITIES

(In crore)

Particulars	As at
	March 31, 2018	March 31, 2017
Non current
Deferred income	36	42
Deferred rent	117	–
	153	42
Current
Unearned revenue	1,887	1,320
Client deposits	32	–
Others
Withholding taxes and others	1,029	1,027
Deferred Rent	24	2
	2,972	2,349
	3,125	2,391

2.13 PROVISIONS

Accounting Policy

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that is reasonably estimable, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

a. Post sales client support

The Company provides its clients with a fixed-period post sales support for corrections of errors and support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded in the Statement of Profit and Loss. The Company estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

b. Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Company recognizes any impairment loss on the assets associated with that contract.

(In crore)

Particulars	As at
	March 31, 2018	March 31, 2017
Current
Others
Post-sales client support and warranties and others	436	350
	436	350

Provision for post-sales client support and warranties and others\

The movement in the provision for post-sales client support and warranties and others is as follows :

(In crore)

Particulars	Three months ended March 31, 2018	Year ended March 31, 2018
Balance at the beginning	399	350
Provision recognized/(reversed)	43	130
Provision utilized	(15)	(46)
Exchange difference	9	2
Balance at the end	436	436

Provision for post-sales client support and warranties and other provisions are expected to be utilized over a period of 6 months to 1 year.

2.14 INCOME TAXES

Accounting Policy

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the Statement of Profit and Loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future. The Company offsets current tax assets and current tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to share premium.

Income tax expense in the statement of profit and loss comprises

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2018	2017	2018	2017
Current taxes	1,397	1,141	4,003	5,068
Deferred taxes	(164)	80	(250)	52
Income tax expense	1,233	1,221	3,753	5,120

Advance Pricing Agreement (“APA”)

During the three months ended December 31, 2017, the Company had concluded an Advance Pricing Agreement (“APA”) with the US Internal Revenue Service ("IRS") for the US branch covering the years ending March 2011 to March 2021. Under the APA, the Company and the IRS have agreed on the methodology to allocate revenues and compute the taxable income of the Company’s US Branch operations

During the three months ended December 31, 2017, in accordance with the APA, the company has reversed income tax expense provision of 1,432 crore which pertains to previous periods. This comprises of current tax expense of 1,610 crore, reversal of 132 crore on account of deferred tax assets pertaining to the temporary differences which are no longer required and a deferred tax liability of 46 crore pertaining to Branch profit tax for the three months ended December 31, 2017 on account of conclusion of APA. In line with the APA, the Company has to pay an amount of approximately 1,488 crore due to the difference between the taxes payable for prior periods as per the APA and the actual taxes paid for such periods. The company has paid 479 crore during the three months ended March 31, 2018 and the balance amount is expected to be paid over the next few quarters.

Additionally, income tax expense for the three months ended March 31, 2018 and March 31, 2017 includes reversal (net of provisions) of  82 crore and 95 crore, respectively, pertaining to prior periods on account of adjudication of certain disputed matters in favor of the company across various jurisdictions.

Income tax expense for the year ended March 31, 2018 and March 31, 2017 includes reversal (net of provisions) of  240 crore and 218 crore, respectively, pertaining to prior periods on account of adjudication of certain disputed matters in favor of the company across various jurisdictions.

The “Tax Cuts and Jobs Act (H.R. 1)” was signed into law on December 22, 2017 (“US Tax Reforms”). The US tax reforms has reduced federal tax rates from 35% to 21% effective January 1, 2018 amongst other measures. During the year ended March 31, 2018 , the US tax reforms has resulted in a positive impact of 155 crore on account of credits pertaining to deferred tax liabilities on branch profit. The impact of US tax reforms is expected to be not significant for future periods.

Infosys is subject to a 15% Branch Profit Tax (BPT) in the U.S. to the extent its U.S. branch's net profit during the year is greater than the increase in the net assets of the U.S. branch during the year, computed in accordance with the Internal Revenue Code. As at March 31, 2018, Infosys' U.S. branch net assets amounted to approximately 5,030 crore. During the year ended March 31, 2018, an additional deferred tax liability has been created for branch profit tax amounting to 46 crore on account of conclusion of APA explained above. Further, on account of US tax Reforms, the company has a credit of 155 crore pertaining to Branch Profit Tax for the year ended March 31, 2018. The company has also reversed 55 crore of Branch Profit tax during the year ended March 31, 2018 towards current taxes. As at March 31, 2018, the Company has a deferred tax liability for branch profit tax of 164 crore (net of credits), as the Company estimates that these branch profits are expected to be distributed in the foreseeable future.

Entire deferred income tax, except for a credit of 155 crore (on account of US Tax Reforms explained above), for the year ended March 31, 2018, relates to origination and reversal of temporary differences.

Other income for the three months and year ended March 31, 2018 includes interest on income tax refund of Nil crore and 257 crore, respectively.

The foreign tax expense is due to income taxes payable overseas, principally in the United States. In India, the Company has benefited from certain income tax incentives that the Government of India had provided for export of software from the units registered under the Special Economic Zones Act (SEZs), 2005. SEZ units which began the provision of services on or after April 1, 2005 are eligible for a deduction of 100% of profits or gains derived from the export of services for the first five years from the financial year in which the unit commenced the provision of services and 50% of such profits or gains for further five years. Up to 50% of such profits or gains is also available for a further five years subject to creation of a Special Economic Zone re-investment Reserve out of the profit for the eligible SEZ units and utilization of such reserve by the Company for acquiring new plant and machinery for the purpose of its business as per the provisions of the Income Tax Act, 1961.

2.15 REVENUE FROM OPERATIONS

Accounting Policy

The Company derives revenues primarily from software development and related services and from the licensing of software products. Arrangements with customers for software related services are mainly either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last billing to the Balance Sheet date is recognized as unbilled revenues. Revenue from fixed-price, fixed-timeframe contracts, where there is no uncertainty as to measurement or collectability of consideration, is recognized as per the percentage-of-completion method. When there is uncertainty as to measurement or ultimate collectability, revenue recognition is postponed until such uncertainty is resolved. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. Costs and earnings in excess of billings are classified as unbilled revenue while billings in excess of costs and earnings are classified as unearned revenue. Deferred contract costs are amortized over the term of the contract. Maintenance revenue is recognized rateably over the term of the underlying maintenance arrangement.

In arrangements for software development and related services and maintenance services, the Company has applied the guidance in Ind AS 18, Revenue, by applying the revenue recognition criteria for each separately identifiable component of a single transaction. The arrangements generally meet the criteria for considering software development and related services as separately identifiable components. For allocating the consideration, the Company has measured the revenue in respect of each separable component of a transaction at its fair value, in accordance with principles given in Ind AS 18. The price that is regularly charged for an item when sold separately is the best evidence of its fair value. In cases where the Company is unable to establish objective and reliable evidence of fair value for the software development and related services, the Company has used a residual method to allocate the arrangement consideration. In these cases, the balance of the consideration, after allocating the fair values of undelivered components of a transaction, has been allocated to the delivered components for which specific fair values do not exist.

License fee revenues are recognized when the general revenue recognition criteria given in Ind AS 18 are met. Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). The Company has applied the principles given in Ind AS 18 to account for revenues from these multiple element arrangements. Objective and reliable evidence of fair value has been established for ATS. Objective and reliable evidence of fair value is the price charged when the element is sold separately. When other services are provided in conjunction with the licensing arrangement and objective and reliable evidence of their fair values have been established, the revenue from such contracts are allocated to each component of the contract in a manner, whereby revenue is deferred for the undelivered services and the residual amounts are recognized as revenue for delivered elements. In the absence of objective and reliable evidence of fair value for implementation, the entire arrangement fee for license and implementation is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the services are performed. ATS revenue is recognized rateably over the period in which the services are rendered.

Advances received for services and products are reported as client deposits until all conditions for revenue recognition are met.

The Company accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discounts/ incentives amount to each of the underlying revenue transaction that results in progress by the customer towards earning the discount/ incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the Company recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The Company recognizes changes in the estimated amount of obligations for discounts in the period in which the change occurs. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer.

The Company presents revenues net of indirect taxes in its Statement of Profit and Loss.

Revenue from operations for the year ended March 31, 2018 and March 31, 2017 is as follows:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2018	2017	2018	2017
Revenue from software services	15,971	14,910	61,910	59,257
Revenue from software products	13	10	31	32
	15,984	14,920	61,941	59,289

2.16 OTHER INCOME, NET

2.16.1 Other income - Accounting Policy

Other income is comprised primarily of interest income, dividend income, gain / loss on investments and exchange gain/loss on forward and options contracts and on translation of other assets and liabilities. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

2.16.2 Foreign currency - Accounting Policy

Functional currency

The functional currency of the Company is the Indian rupee. These financial statements are presented in Indian rupees (rounded off to crore; one crore equals ten million).

Transactions and translations

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are included in net profit in the Statement of Profit and Loss. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of the transaction.

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

Other income for the year ended March 31, 2018 and March 31, 2017 is as follows:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2018	2017	2018	2017
Interest income on financial assets carried at amortized cost
Tax free bonds and government bonds	34	80	138	320
Deposit with Bank and others	353	363	1,540	2,028
Interest income on financial assets fair valued through other comprehensive income
Non-convertible debentures, commercial papers and certificates of deposit	122	152	642	182
Income on investments carried at fair value through profit or loss
Dividend income on liquid mutual funds	–	–	3	23
Gain / (loss) on liquid mutual funds	35	61	227	111
Dividend income from subsidiary	–	–	846	–
Write down of investment in subsidiary (refer note no 2.2)	(28)	–	(122)	–
Exchange gains/(losses) on foreign currency forward and options contracts	(125)	268	(12)	551
Exchange gains/(losses) on translation of assets and liabilities	189	(234)	265	(324)
Miscellaneous income, net	56	43	492	171
	636	733	4,019	3,062

2.17 EXPENSES

Accounting Policy

2.17.1 Gratuity

The Company provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Company.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, performed by an independent actuary, at each Balance Sheet date using the projected unit credit method. The Company fully contributes all ascertained liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). Trustees administer contributions made to the Trusts and contributions are invested in a scheme with Life Insurance Corporation of India as permitted by Indian law.

The Company recognizes the net obligation of a defined benefit plan in its Balance Sheet as an asset or liability. Gains and losses through re-measurements of the net defined benefit liability/(asset) are recognized in other comprehensive income and are not reclassified to profit or loss in subsequent periods. The actual return of the portfolio of plan assets, in excess of the yields computed by applying the discount rate used to measure the defined benefit obligation is recognized in other comprehensive income. The effect of any plan amendments are recognized in net profit in the Statement of Profit and Loss.

2.17.2 Superannuation

Certain employees of Infosys are participants in a defined contribution plan. The Company has no further obligations to the Plan beyond its monthly contributions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

2.17.3 Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the eligible employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The Company contributes a portion to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the Government. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the Trust and the notified interest rate.

2.17.4 Compensated absences

The Company has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation performed by an independent actuary at each Balance Sheet date using projected unit credit method on the additional amount expected to be paid/availed as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2018	2017	2018	2017
Employee benefit expenses
Salaries including bonus	8,185	7,441	31,618	30,111
Contribution to provident and other funds	179	160	695	640
Share based payments to employees (Refer note no. 2.9)	23	40	72	107
Staff welfare	31	26	87	86
	8,418	7,667	32,472	30,944
Cost of software packages and others
For own use	195	199	774	729
Third party items bought for service delivery to clients	125	142	496	506
	320	341	1,270	1,235
Other expenses
Power and fuel	39	35	162	180
Brand and Marketing	58	63	247	276
Operating lease payments	77	87	328	284
Rates and taxes	(12)	24	116	118
Repairs and Maintenance	227	291	902	1,073
Consumables	6	7	22	31
Insurance	13	14	47	45
Provision for post-sales client support and warranties	48	15	127	84
Commission to non-whole time directors	2	2	9	9
Impairment loss recognized / (reversed) on financial assets	(21)	62	24	140
Auditor's remuneration
Statutory audit fees	–	1	3	2
Tax matters	1	–	1	–
Reimbursement of expenses	–	–	–	–
Contributions towards Corporate Social Responsibility	17	38	142	215
Others	(26)	2	54	89
	429	641	2,184	2,546

2.18 RECONCILIATION OF BASIC AND DILUTED SHARES USED IN COMPUTING EARNING PER SHARE

Accounting Policy

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as at the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

Particulars	Three months ended March 31,		Year ended March 31,
	2018	2017	2018	2017
Basic earnings per equity share - weighted average number of equity shares outstanding	2,18,40,80,668	2,29,69,44,664	2,26,63,43,802	2,29,69,44,664
Effect of dilutive common equivalent shares - share options outstanding	5,61,626	3,44,772	10,48,819	2,15,006
Diluted earnings per equity share - weighted average number of equity shares and common equivalent shares outstanding	2,18,46,42,294	2,29,72,89,436	2,26,73,92,621	2,29,71,59,670

For the three months and year ended March 31, 2018 number of options to purchase equity shares that had an anti-dilutive effect are 574 and 27,876 respectively. For the three months and year ended March 31, 2017 1,79,926 and 77,942 number of options to purchase equity shares had an anti-dilutive effect.

2.19 CONTINGENT LIABILITIES AND COMMITMENTS

(In crore)

Particulars	As at
	March 31, 2018	March 31, 2017
Contingent liabilities :
Claims against the Company, not acknowledged as debts(1)	4,627	6,596
[Amount paid to statutory authorities 6,486 crore (4,694 crore)]
Commitments :
Estimated amount of contracts remaining to be executed on capital contracts and not provided for	1,405	1,094
(net of advances and deposits)
Other Commitments*	36	37

*Uncalled capital pertaining to investments

(1) As at March 31, 2018, claims against the company not acknowledged as debts in respect of income tax matters amounted to 4,461crore. These matters are pending before various Appellate Authorities and the management including its tax advisors expect that its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Company's financial position and results of operations.

Income tax claims amounting to 4,670 crore has not been considered as claims not acknowledged as debt because the Company has received favourable decisions on similar claims and therefore based on its assessment , is of the view that any liability resulting from these claims is remote and will not sustain on ultimate resolution.

Amount paid to statutory authorities against the above tax claims amounted to 6,475 crore.

The Company is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The Company’s management does not reasonably expect that these legal actions, when ultimately concluded and determined, will have a material and adverse effect on the Company’s results of operations or financial condition.

2.20 RELATED PARTY TRANSACTIONS

Refer to the Company's Annual Report for the year ended March 31, 2017 for the full names and other details of the Company's subsidiaries, associate and controlled trusts.

Changes in Subsidiaries and Associates

During the year ended March 31, 2018, the following are the changes in the subsidiaries and associate:

-	the name of Infosys BPO Ltd has been changed to Infosys BPM Ltd.
-	Infosys Chile Spa was incorporated as a wholly owned subsidiary of Infosys Ltd.
-	Noah Consulting LLC, Noah Information Management Consulting Inc. and DWA Nova LLC have been liquidated.
-	Infosys Middle East Fz LLC, a wholly owned subsidiary of Infosys Consulting Pte Ltd
-	Effective February, 2018, Lodestone Management Consultants GmbH, became wholly owned subsidiary of Infosys Limited.
-	Infosys Arabia Limited, majority owned subsidiary of Infosys Limited

The details of amounts due to or due from related parties as at March 31, 2018 and March 31, 2017 are as follows:

(In crore)

Particulars	As at
	March 31, 2018	March 31, 2017
Investment in debentures
EdgeVerve(1)	1,780	2,129
	1,780	2,129
Trade receivables
Infosys China	29	41
Infosys Mexico	4	2
Infosys Brasil	1	1
Infosys BPM (formerly Infosys BPO)	5	5
Infy Consulting Company Ltd.	77	73
Infosys Public Services	53	61
Infosys Shanghai	7	-
Infosys Sweden	1	1
Kallidus	13	6
Infosys McCamish Systems LLC	70	1
Panaya Ltd	75	44
	335	235
Loans
Infosys China (2)	73	69
Infosys Consulting Holding AG(3)	104	–
Brilliant Basics Holdings Limited (4)	8	–
	185	69
Prepaid expense and other assets
Panaya Ltd.	114	56
Brilliant Basics Limited	1	–
	115	56
Other financial assets
Infosys BPM (formerly Infosys BPO)	10	5
Panaya Ltd.	2	1
Infosys Consulting SAS	–	3
Infosys Consulting GmbH	1	1
Infosys China	2	1
Infy Consulting Company Ltd.	9	4
Infosys Consulting AG	1	1
Infosys Public Services	6	–
Infy Consulting B.V.	–	1
Infosys Consulting Pte Ltd.	1	1
Kallidus	1	–
Infosys Consulting Ltda.	1	–
Skava Systems Pvt. Ltd.	1	–
Lodestone Management Consultants Co., Ltd	1	–
Edgeverve	3	–
Infosys Mexico	1	–
	40	18
Unbilled revenues
EdgeVerve	32	45
Kallidus	–	2
	32	47
Trade payables
Infosys China	7	10
Infosys BPM (formerly Infosys BPO)	54	33
Infosys (Czech Republic) Limited s.r.o.	3	3
Infosys Mexico	6	2
Infosys Sweden	5	5
Infosys Shanghai	6	–
Infosys Management Consulting Pty Limited	8	8
Infosys Consulting Pte Ltd.	2	4
Infy Consulting Company Ltd.	67	9
Infosys Brasil	2	1
Brilliant Basics Limited	7	–
Noah Consulting LLC	–	17
Panaya Ltd.	6	1
Infosys Public Services	2	3
Kallidus	–	35
Noah Canada	–	3
Infosys Poland Sp Z.o.o	3	1
	178	135
Other financial liabilities
Infosys BPM (formerly Infosys BPO)	2	2
Infosys Mexico	1	1
Infosys Consulting Holding AG	–	10
Infosys Public Services	5	–
Infosys China	1	–
Infosys Consulting GmbH	1	1
Infosys Middle East FZ-LLC	8	–
Infosys Consulting AG	1	–
	19	14
Accrued expenses
Infosys BPM (formerly Infosys BPO)	9	–
Panaya Ltd	–	3
	9	3

(1) At an interest rate of 7.7% per annum.

(2) The above loan carries an interest of 6% per annum and shall be repayable on demand

(3) The above loan carries an interest of 2.5% per annum and shall be repayable on demand.

(4) The above loan carries an interest rate of 3.5% per annum repayable in full no later than 12 months or such later date as the parties may agree

The details of the related parties transactions entered into by the Company for the three months and year ended March 31, 2018 and March 31, 2017 are as follows:

 (In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2018	2017	2018	2017
Capital transactions
Financing transactions
Equity
Panaya Inc	–	–	38	–
Infosys China	–	–	97	67
Infosys Sweden	–	19	–	76
Infosys Shanghai	–	–	74	180
Infosys Consulting Pte Ltd	–	10	–	10
Noah Consulting LLC (1)	–	–	–	71
Brilliant Basics Holdings Limited	–	–	29	–
Infosys Arabia Limited	2	–	2	–
	2	29	240	404
Debenture (net of repayment)
EdgeVerve	(170)	(50)	(349)	(420)
	(170)	(50)	(349)	(420)

Loans (net of repayment)
Infosys Sweden(2)	–	–	–	(1)
Infosys China	(2)	–	–	3
Infosys Consulting Holding AG	–	–	99	–
Brilliant Basics Holdings Limited	–	–	7	–
	(2)	–	106	2
Revenue transactions
Purchase of services
Infosys China	20	30	88	120
Infosys Management Consulting Pty Limited	22	30	99	125
Infy Consulting Company Limited	189	153	729	697
Infosys Consulting Pte Ltd.	7	13	41	36
Portland Group Pty Ltd	–	1	9	3
Infosys (Czech Republic) Limited s.r.o.	11	8	40	31
Infosys BPM (formerly Infosys BPO)	137	104	502	391
Infosys Sweden	14	16	56	72
Infosys Shanghai	20	–	65	–
Infosys Mexico	9	5	27	22
Infosys Public Services	4	7	22	22
Panaya Ltd.	21	15	84	50
Infosys Brasil	3	3	13	8
Infosys Poland Sp Z.o.o	6	1	14	4
Kallidus	(4)	43	7	75
Noah Consulting, LLC	–	46	91	135
McCamish Systems LLC	1	–	3	–
Brilliant Basics Limited	18	–	24	–
Noah Canada	–	1	2	4
Infosys Middle East FZ-LLC	22	–	22	–
	500	476	1,938	1,795
Purchase of shared services including facilities and personnel
Panaya Ltd.	–	–	–	2
Infosys BPM (formerly Infosys BPO)	7	2	21	19
Infosys Mexico	–	–	2	–
Brilliant Basics Limited	1	–	1	–
Kallidus Inc	4	–	4	–
Infosys Consulting AG	1	–	1	–
	13	2	29	21
Interest income
Infosys China	1	1	4	4
Infosys Consulting Holding AG	1	–	2	–
Infosys Sweden	–	–	–	1
EdgeVerve	36	45	156	197
	38	46	162	202
Dividend income
Infosys BPM (formerly Infosys BPO)	–	–	846	–
	–	–	846	–
Sale of services
Infosys China	7	4	27	15
Infosys Mexico	6	8	22	31
Infy Consulting Company Limited	10	10	40	75
Infosys Brasil	1	4	5	12
Infosys BPM (formerly Infosys BPO)	19	16	70	58
McCamish Systems LLC	37	1	113	1
Infosys Sweden	2	5	11	17
Infosys Shanghai	3	–	7	–
EdgeVerve	104	97	407	303
Kallidus Inc	–	6	2	6
Infosys Public Services	153	178	628	893
	342	329	1,332	1,411
Sale of shared services including facilities and personnel
EdgeVerve	10	10	40	40
Panaya Ltd.	12	10	48	32
Infy Consulting Company Limited	–	2	3	3
Infy Consulting B.V	–	1	1	1
Infosys BPM (formerly Infosys BPO)	19	8	67	46
Infosys Public Services	–	–	2	1
Infosys Consulting SAS	1	2	1	2
	42	33	162	125

(1) Refer Note 2.2

(2) Loan outstanding (including accrued interest) given to Infosys Sweden is converted to equity during the year ended March 31, 2017.

Changes in Key Management personnel

The following were the changes in key management personnel:-

• Salil Parekh appointed as Chief Executive Officer and Managing Director effective January 2, 2018. The appointment is for a term of 5 years with effect from January 2, 2018 to January 1, 2023 and the remuneration is approved by shareholders through postal ballot dated February 20, 2018

• U. B. Pravin Rao, Chief Operating officer appointed as Interim-Chief Executive Officer and Managing Director effective August 18, 2017. Subsequently he stepped down as the interim CEO and Managing Director effective January 2, 2018 and will continue as Chief Operating Officer and a whole-time director of the Company.

• Nandan M. Nilekani appointed as Non-Executive, Non-Independent Chairman effective August 24, 2017

• D. Sundaram appointed as Independent director effective July 14, 2017

• R. Seshasayee, Chairman, resigned effective August 24, 2017

• Ravi Venkatesan, resigned from his position as Co-Chairman effective August 24, 2017

• Prof. Jeffrey Lehman, Independent director resigned effective August 24, 2017

• Prof. John Etchemendy, Independent director resigned effective August 24, 2017

• Dr. Vishal Sikka, resigned as Chief Executive Officer and Managing Director effective August 18, 2017 and as Executive Vice Chairman effective August 24, 2017

• Sandeep Dadlani, President, resigned effective July 14, 2017

• Inderpreet Sawhney, Group General Counsel and Chief Compliance Officer, appointed as Executive Officer effective July 14, 2017

• Rajesh K. Murthy, President, resigned effective January 31, 2018

• Gopi Krishnan Radhakrishnan, Acting General Counsel, resigned effective June 24, 2017

Transactions with key management personnel

The table below describes the compensation to key managerial personnel which comprise directors and executive officers:

 (In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2018	2017	2018	2017
Salaries and other employee benefits to whole-time directors and executive officers (1)(2)(3)(4)	19	18	48	84
Commission and other benefits to non-executive/independent directors	2	3	10	10
Total	21	21	58	94

(1) On December 2, 2017, the Board appointed Salil Parekh as the Chief Executive Officer and Managing Director of the Company with effect from January 2, 2018. The appointment is for a term of 5 years with effect from January 2, 2018 to January 1, 2023 and the remuneration is approved by shareholders through postal ballot dated February 20, 2018.

(2) Total employee stock compensation expense for the three months and year ended March 31, 2018 includes a charge of 1 crore and a reversal of 13 crore, respectively towards key managerial personnel. For the three months and year ended March 31, 2017, an employee stock compensation expense of 12 crore and 36 crore, respectively, was recorded towards key managerial personnel.(Refer to note 2.9)

(3) Iincludes a reversal of stock compensation cost of 35 crore for the year ended March 31, 2018 towards forfeiture of stock incentives granted to Dr. Vishal Sikka upon his resignation. (Refer to note 2.9)

(4) Includes 6 crore payable under severance agreement to David Kennedy, General counsel and Chief compliance officer during the three months ended December 31, 2016.

2.21 SEGMENT REPORTING

Ind AS 108 establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The Company's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance business performance. Based on the 'management approach' as defined in Ind AS 108, the Chief Operating Decision Maker (CODM) evaluates the Company's performance and allocates resources based on an analysis of various performance indicators by business segments and geographic segments. Accordingly, information has been presented both along business segments and geographic segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the significant accounting policies.

Business segments of the Company are primarily enterprises in Financial Services (FS), enterprises in Manufacturing (MFG), enterprises in Retail, Consumer packaged goods and Logistics (RCL), enterprises in the Energy & utilities, Communication and Services (ECS), enterprises in Hi-tech (Hi-tech), enterprises in Life Sciences, Healthcare and Insurance (HILIFE) and all other segments. The FS reportable segments has been aggregated to include the Financial Services operating segment and the Finacle operating segment because of the similarity of the economic characteristics. All other segments represents the operating segments of businesses in India, Japan and China. Geographic segmentation is based on business sourced from that geographic region and delivered from both on-site and off-shore locations. North America comprises the United States of America, Canada and Mexico, Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom, and the Rest of the World comprising all other places except those mentioned above and India.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Revenue for “all other segments” represents revenue generated from customers located in India, Japan and China. Allocated expenses of segments include expenses incurred for rendering services from the Company's offshore software development centres and on-site expenses, which are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. The management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the Company.

Assets and liabilities used in the Company's business are not identified to any of the reportable segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Geographical information on revenue and business segment revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

Business segments

Three months ended March 31, 2018 and March 31, 2017

(In crore)

Particulars	FS	MFG	ECS	RCL	HILIFE	Hi-tech	All other segments	Total
Revenue from operations	4,012	1,666	4,106	2,617	2,046	1,239	298	15,984
	3,924	1,566	3,630	2,503	1,860	1,157	280	14,920
Identifiable operating expenses	2,162	924	2,117	1,300	1,025	656	140	8,324
	2,068	810	1,813	1,270	933	629	175	7,698
Allocated expenses	736	309	761	485	379	230	56	2,956
	741	298	691	476	354	220	53	2,833
Segment operating income	1,114	433	1,228	832	642	353	102	4,704
	1,115	458	1,126	757	573	308	52	4,389
Unallocable expenses								361
								339
Operating profit								4,343
								4,050
Impairment loss on assets held for sale (refer note no 2.22)								589
								-
Other income, net								636
								733
Profit before tax								4,390
								4,783
Tax expense								1,233
								1,221
Profit for the period								3,157
								3,562
Depreciation and amortization expense								363
								336
Non-cash expenses other than depreciation and amortization								615
								3

Geographic segments

Three months ended March 31, 2018 and March 31, 2017

(In crore)

Particulars	North America	Europe	India	Rest of the World	Total
Revenue from operations	9,854	3,894	434	1,802	15,984
	9,753	3,207	455	1,505	14,920
Identifiable operating expenses	5,221	2,088	140	875	8,324
	5,158	1,663	184	693	7,698
Allocated expenses	1,825	721	80	330	2,956
	1,855	610	85	283	2,833
Segment operating income	2,808	1,085	214	597	4,704
	2,740	934	186	529	4,389
Unallocable expenses					361
					339
Operating profit					4,343
					4,050
Impairment loss on assets held for sale (refer note no 2.22)					589
					-
Other income, net					636
					733
Profit before tax					4,390
					4,783
Tax expense					1,233
					1,221
Profit for the period					3,157
					3,562
Depreciation and amortization expense					363
					336
Non-cash expenses other than depreciation and amortization					615
					3

Business segments

Year ended March 31, 2018 and March 31, 2017

Particulars	FS	MFG	ECS	RCL	HILIFE	Hi-tech	All other segments	Total
Revenue from operations	15,860	6,485	15,457	10,247	7,825	4,782	1,285	61,941
	15,735	6,086	13,999	10,280	7,065	4,901	1,223	59,289
Identifiable operating expenses	8,628	3,523	7,957	5,118	3,946	2,582	659	32,413
	8,408	3,136	6,931	5,127	3,607	2,595	788	30,592
Allocated expenses	2,964	1,221	2,909	1,929	1,474	901	242	11,640
	3,036	1,180	2,713	1,994	1,369	952	236	11,480
Segment operating income	4,268	1,741	4,591	3,200	2,405	1,299	384	17,888
	4,291	1,770	4,355	3,159	2,089	1,354	199	17,217
Unallocable expenses								1,410
								1,341
Operating profit								16,478
								15,876
Impairment loss on assets held for sale (refer note no 2.22)								589
								–
Other income, net								4,019
								3,062
Profit before tax								19,908
								18,938
Tax expense								3,753
								5,120
Profit for the period								16,155
								13,818
Depreciation and amortization expense								1,408
								1,331
Non-cash expenses other than depreciation and amortization								713
								10

Geographic segments

Year ended March 31, 2018 and March 31, 2017

(In crore)

Particulars	North America	Europe	India	Rest of the World	Total
Revenue from operations	38,984	14,426	1,861	6,670	61,941
	38,578	13,019	1,798	5,894	59,289
Identifiable operating expenses	20,761	7,702	649	3,301	32,413
	20,337	6,664	786	2,805	30,592
Allocated expenses	7,339	2,713	348	1,240	11,640
	7,479	2,523	345	1,133	11,480
Segment operating income	10,884	4,011	864	2,129	17,888
	10,762	3,832	667	1,956	17,217
Unallocable expenses					1,410
					1,341
Operating profit					16,478
					15,876
Impairment loss on assets held for sale (refer note no 2.22)					589
					-
Other income, net					4,019
					3,062
Profit before tax					19,908
					18,938
Tax expense					3,753
					5,120
Profit for the period					16,155
					13,818
Depreciation and amortization expense					1,408
					1,331
Non-cash expenses other than depreciation and amortization					713
					10

Significant clients

No client individually accounted for more than 10% of the revenues in the three months and year ended March 31, 2018 and March 31, 2017.

2.22 ASSETS HELD FOR SALE

Accounting policy

Non current assets and disposal groups are classified as held for sale if their carrying amount is intended to be recovered principally through sale rather than through continuing use. The condition for classification of held for sale is met when the non current asset or the disposal group is available for immediate sale and the same is highly probable of being completed within one year from the date of classification as held for sale. Non current assets and disposal groups held for sale are measured at the lower of carrying amount and fair value less cost to sell.

On conclusion of a strategic business review in the quarter ending March 31, 2018, the company evaluated its portfolio of businesses and has planned for the sale of its investment in subsidiaries, Kallidus and Skava (together herein referred to as "Skava" ) and Panaya. The company has initiated the sale process including identification and evaluation of potential buyers for the investment in the above subsidiaries. The Company anticipates completion of the sale by March, 2019 and accordingly, the Company has reclassified the investments in these subsidiaries amounting to 1,525 crore as "Assets held for sale". On such reclassification, these investments are measured at the lower of carrying amount and fair value less cost to sell and accordingly, the Company has recognized an impairment loss of 589 crore in respect of Panaya in the standalone books of Infosys Limited.

2.23 FUNCTION-WISE CLASSIFICATION OF STATEMENT OF PROFIT AND LOSS

(In crore)

Particulars	Note No.	Three months ended March 31,		Year ended March 31,
		2018	2017	2018	2017
Revenue from operations	2.15	15,984	14,920	61,941	59,289
Cost of sales		10,074	9,232	39,138	37,057
Gross Profit		5,910	5,688	22,803	22,232
Operating expenses
Selling and marketing expenses		747	682	2,763	2,728
General and administration expenses		820	956	3,562	3,628
Total operating expenses		1,567	1,638	6,325	6,356
Operating profit		4,343	4,050	16,478	15,876
Impairment loss on assets held for sale	2.22	589	–	589	–
Other income, net	2.16	636	733	4,019	3,062
Profit before tax		4,390	4,783	19,908	18,938
Tax expense:
Current tax	2.14	1,397	1,141	4,003	5,068
Deferred tax	2.14	(164)	80	(250)	52
Profit for the period		3,157	3,562	16,155	13,818
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset		31	16	52	(42)
Equity instruments through other comprehensive income		7	(5)	7	(5)
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedge, net		2	11	(39)	39
Fair value changes on investments, net	2.2	(12)	(10)	1	(10)
Total other comprehensive income, net of tax		28	12	21	(18)

Total comprehensive income for the period		3,185	3,574	16,176	13,800

for and on behalf of the Board of Directors of Infosys Limited

	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bengaluru April 13, 2018	D. Sundaram Director	M. D. Ranganath Chief Financial Officer	A. G. S. Manikantha Company Secretary

INDEPENDENT Auditor’s Report

To The Board of Directors of Infosys Limited

1.	We have audited the accompanying Statement of Standalone Financial Results of INFOSYS Limited (“the Company”) for the quarter and year ended March 31, 2018 (“the Statement”), being submitted by the Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as modified by Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016.

2.	This Statement is the responsibility of the Company’s Management and is approved by the Board of Directors. The Statement, as it relates to the quarter ended March 31, 2018, has been compiled from the related interim condensed standalone financial statements prepared in accordance with Indian Accounting Standard 34 “Interim Financial Reporting” (“Ind AS 34”) and as it relates to the year ended March 31, 2018, has been compiled from the related annual standalone financial statements prepared in accordance with Indian Accounting Standards, prescribed under Section 133 of the Companies Act, 2013 read with relevant rules issued thereunder and other accounting principles generally accepted in India. Our responsibility is to express an opinion on the Statement based on our audits of such interim condensed standalone financial statements and annual standalone financial statements.

3.	We conducted our audits in accordance with the Standards on Auditing issued by the Institute of Chartered Accountants of India. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the Statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and the disclosures in the Statement. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the Statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal financial controls relevant to the Company’s preparation and fair presentation of the Statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal financial control. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of the accounting estimates made by the Management, as well as evaluating the overall presentation of the Statement.

We believe that the audit evidence obtained by us, is sufficient and appropriate to provide a basis for our audit opinion.

4.	In our opinion and to the best of our information and according to the explanations given to us, the Statement:

(i)	is presented in accordance with the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as modified by Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016; and
(ii)	gives a true and fair view in conformity with the aforesaid Indian Accounting Standards and other accounting principles generally accepted in India of the profit, total comprehensive income and other financial information of the Company for the quarter and year ended March 31, 2018.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm’s Registration No. 117366W/W-100018)

P. R. RAMESH

Partner

Bengaluru, April 13, 2018	(Membership No. 70928)

INDEPENDENT AUDITOR’S REPORT

To The Members of INFOSYS LIMITED

Report on the Standalone Financial Statements

We have audited the accompanying standalone financial statements of INFOSYS LIMITED (“the Company”), which comprise the Balance Sheet as at March 31, 2018, and the Statement of Profit and Loss (including Other Comprehensive Income), the Statement of Changes in Equity and the Statement of Cash Flows for the year then ended and a summary of the significant accounting policies and other explanatory information.

Management’s Responsibility for the Standalone Financial Statements

The Company’s Board of Directors is responsible for the matters stated in Section 134(5) of the Companies Act, 2013 (“the Act”) with respect to the preparation of these standalone financial statements that give a true and fair view of the financial position, financial performance including other comprehensive income, cash flows and changes in equity of the Company in accordance with the Indian Accounting Standards (Ind AS) prescribed under section 133 of the Act read with the Companies (Indian Accounting Standards) Rules, 2015, as amended, and other accounting principles generally accepted in India.

This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the standalone financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these standalone financial statements based on our audit.

In conducting our audit, we have taken into account the provisions of the Act, the accounting and auditing standards and matters which are required to be included in the audit report under the provisions of the Act and the Rules made thereunder and the Order issued under section 143(11) of the Act.

We conducted our audit of the standalone financial statements in accordance with the Standards on Auditing specified under Section 143(10) of the Act. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the standalone financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and the disclosures in the standalone financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the standalone financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal financial control relevant to the Company’s preparation of the standalone financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of the accounting estimates made by the Company’s Directors, as well as evaluating the overall presentation of the standalone financial statements.

We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion on the standalone financial statements.

Opinion

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid standalone financial statements give the information required by the Act in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India, of the state of affairs of the Company as at March 31, 2018, and its profit, total comprehensive income, the changes in equity and its cash flows for the year ended on that date.

Report on Other Legal and Regulatory Requirements

1.	As required by Section 143(3) of the Act, based on our audit we report that:

a)	we have sought and obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit.

b)	in our opinion, proper books of account as required by law have been kept by the Company so far as it appears from our examination of those books.

c)	the Balance Sheet, the Statement of Profit and Loss including Other Comprehensive Income, Statement of Changes in Equity and the Statement of Cash Flow dealt with by this Report are in agreement with the books of account.

d)	in our opinion, the aforesaid standalone financial statements comply with the Indian Accounting Standards prescribed under section 133 of the Act.

e)	on the basis of the written representations received from the directors of the Company as on March 31, 2018 taken on record by the Board of Directors, none of the directors is disqualified as on March 31, 2018 from being appointed as a director in terms of Section 164(2) of the Act.

f)	with respect to the adequacy of the internal financial controls over financial reporting of the Company and the operating effectiveness of such controls, refer to our separate Report in “Annexure A”. Our report expresses an unmodified opinion on the adequacy and operating effectiveness of the Company’s internal financial controls over financial reporting.

g)	with respect to the other matters to be included in the Auditor’s Report in accordance with Rule 11 of the Companies (Audit and Auditors) Rules, 2014, as amended, in our opinion and to the best of our information and according to the explanations given to us:

i.	The Company has disclosed the impact of pending litigations on its financial position in its standalone financial statements.

ii.	The Company has made provision, as required under the applicable law or accounting standards, for material foreseeable losses, if any, on long-term contracts including derivative contracts.

iii.	There has been no delay in transferring amounts, required to be transferred, to the Investor Education and Protection Fund by the Company.

2.	As required by the Companies (Auditor’s Report) Order, 2016 (“the Order”) issued by the Central Government in terms of Section 143(11) of the Act, we give in “Annexure B” a statement on the matters specified in paragraphs 3 and 4 of the Order.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm’s Registration No. 117366W/W-100018)

P. R. RAMESH

Partner

Bengaluru, April 13, 2018	(Membership No. 70928)

ANNEXURE “A” TO THE INDEPENDENT AUDITOR’S REPORT

(Referred to in paragraph 1(f) under ‘Report on Other Legal and Regulatory Requirements’ section of our report to the Members of Infosys Limited of even date)

Report on the Internal Financial Controls Over Financial Reporting under Clause (i) of Sub-section 3 of Section 143 of the Companies Act, 2013 (“the Act”)

We have audited the internal financial controls over financial reporting of INFOSYS LIMITED (“the Company”) as of March 31, 2018 in conjunction with our audit of the standalone financial statements of the Company for the year ended on that date.

Management’s Responsibility for Internal Financial Controls

The Board of Directors of the Company is responsible for establishing and maintaining internal financial controls based on the internal control over financial reporting criteria established by the Company considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the Institute of Chartered Accountants of India. These responsibilities include the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the orderly and efficient conduct of its business, the safeguarding of its assets, the prevention and detection of frauds and errors, the accuracy and completeness of the accounting records, and the timely preparation of reliable financial information, as required under the Companies Act, 2013.

Auditor’s Responsibility

Our responsibility is to express an opinion on the internal financial controls over financial reporting of the Company based on our audit. We conducted our audit in accordance with the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting (the “Guidance Note”) issued by the Institute of Chartered Accountants of India and the Standards on Auditing prescribed under Section 143(10) of the Companies Act, 2013, to the extent applicable to an audit of internal financial controls. Those Standards and the Guidance Note require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether adequate internal financial controls over financial reporting was established and maintained and if such controls operated effectively in all material respects.

Our audit involves performing procedures to obtain audit evidence about the adequacy of the internal financial controls system over financial reporting and their operating effectiveness. Our audit of internal financial controls over financial reporting included obtaining an understanding of internal financial controls over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.

We believe that the audit evidence we have obtained, is sufficient and appropriate to provide a basis for our audit opinion on the Company’s internal financial controls system over financial reporting.

Meaning of Internal Financial Controls Over Financial Reporting

A company’s internal financial control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal financial control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Limitations of Internal Financial Controls Over Financial Reporting

Because of the inherent limitations of internal financial controls over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal financial controls over financial reporting to future periods are subject to the risk that the internal financial control over financial reporting may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, to the best of our information and according to the explanations given to us, the Company has, in all material respects, an adequate internal financial controls system over financial reporting and such internal financial controls over financial reporting were operating effectively as at March 31, 2018, based on the internal control over financial reporting criteria established by the Company considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the Institute of Chartered Accountants of India.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm Registration No.117366W / W-100018)

P. R. RAMESH

Partner

Bengaluru, April 13, 2018	(Membership No. 70928)

ANNEXURE ‘B’ TO THE INDEPENDENT AUDITOR’S REPORT

(Referred to in paragraph 2 under ‘Report on Other Legal and Regulatory Requirements’ section of our report to the Members of Infosys Limited of even date)

i.	In respect of the Company’s fixed assets:

	(a)	The Company has maintained proper records showing full particulars, including quantitative details and situation of fixed assets.

	(b)	The Company has a program of verification to cover all the items of fixed assets in a phased manner which, in our opinion, is reasonable having regard to the size of the Company and the nature of its assets. Pursuant to the program, certain fixed assets were physically verified by the management during the year. According to the information and explanations given to us, no material discrepancies were noticed on such verification.

	(c)	According to the information and explanations given to us, the records examined by us and based on the examination of the conveyance deeds provided to us, we report that, the title deeds, comprising all the immovable properties of land and buildings which are freehold, are held in the name of the Company as at the balance sheet date. In respect of immovable properties of land and building that have been taken on lease and disclosed as fixed assets in the standalone financial statements, the lease agreements are in the name of the Company.

ii.		The Company is in the business of providing software services and does not have any physical inventories. Accordingly, reporting under clause 3 (ii) of the Order is not applicable to the Company.

iii.		According the information and explanations given to us, the Company has granted unsecured loans to three bodies corporate, covered in the register maintained under section 189 of the Companies Act, 2013, in respect of which:

	(a)	The terms and conditions of the grant of such loans are, in our opinion, prima facie, not prejudicial to the Company’s interest.

	(b)	The schedule of repayment of principal and payment of interest has been stipulated and repayments or receipts of principal amounts and interest have been regular as per stipulations.

	(c)	There is no overdue amount remaining outstanding as at the year-end.

iv.	In our opinion and according to the information and explanations given to us, the Company has complied with the provisions of Sections 185 and 186 of the Act in respect of grant of loans, making investments and providing guarantees and securities, as applicable.

v.	The Company has not accepted deposits during the year and does not have any unclaimed deposits as at March 31, 2018 and therefore, the provisions of the clause 3 (v) of the Order are not applicable to the Company.

vi.	The maintenance of cost records has not been specified by the Central Government under section 148(1) of the Companies Act, 2013 for the business activities carried out by the Company. Thus reporting under clause 3(vi) of the order is not applicable to the Company.

vii.	According to the information and explanations given to us, in respect of statutory dues:

	(a)	The Company has generally been regular in depositing undisputed statutory dues, including Provident Fund, Employees’ State Insurance, Income Tax, Sales Tax, Service Tax, Goods and Service Tax, Value Added Tax, Customs Duty, Excise Duty, Cess and other material statutory dues applicable to it with the appropriate authorities.

	(b)	There were no undisputed amounts payable in respect of Provident Fund, Employees’ State Insurance, Income Tax, Sales Tax, Service Tax, Value Added Tax, Goods and Service Tax, Customs Duty, Excise Duty, Cess and other material statutory dues in arrears as at March 31, 2018 for a period of more than six months from the date they became payable.

	(c)	Details of dues of Income Tax, Sales Tax, Service Tax, Excise Duty and Value Added Tax which have not been deposited as at March 31, 2018 on account of dispute are given below:

Nature of the statute	Nature of dues	Forum where Dispute is Pending	Period to which the Amount Relates	Amount Crores
The Income Tax Act, 1961	Income Tax	Appellate Tribunal	A.Y. 2010-11 to A.Y. 2013-14 and AY 2016-17	1,391
	Income Tax	Appellate Authority upto Commissioner’s level	A.Y. 2008-09 to A.Y. 2018-19	2,192
Finance Act, 1994	Service Tax	Appellate Tribunal	F.Y 2004-05 to F.Y 2014-15	60
Central Excise Act, 1944	Excise Duty	Appellate Tribunal	F.Y 2005-16 to F.Y 2015-16	68
Sales Tax Act and VAT Laws	Sales Tax and Interest	High Court	F.Y. 2007-08	#
		Appellate Authority upto Commissioner’s level	F.Y. 2007 to F.Y. 2010-11, F.Y 2012-13 and F.Y 2014-15 to F.Y 2016-17	22
		Specified Officer of SEZ	F.Y 2008-09 to F.Y 2011-12	5
# - Less than 1 crore

viii.	The Company has not taken any loans or borrowings from financial institutions, banks and government or has not issued any debentures. Hence reporting under clause 3 (viii) of the Order is not applicable to the Company.

ix.	The Company has not raised moneys by way of initial public offer or further public offer (including debt instruments) or term loans and hence reporting under clause 3 (ix) of the Order is not applicable to the Company.

x.	To the best of our knowledge and according to the information and explanations given to us, no fraud by the Company or no material fraud on the Company by its officers or employees has been noticed or reported during the year.

xi.	In our opinion and according to the information and explanations given to us, the Company has paid/provided managerial remuneration in accordance with the requisite approvals mandated by the provisions of section 197 read with Schedule V to the Act.

xii.	The Company is not a Nidhi Company and hence reporting under clause 3 (xii) of the Order is not applicable to the Company.

xiii.	In our opinion and according to the information and explanations given to us, the Company is in compliance with Section 177 and 188 of the Companies Act, 2013 where applicable, for all transactions with the related parties and the details of related party transactions have been disclosed in the standalone financial statements as required by the applicable accounting standards.

xiv.	During the year, the Company has not made any preferential allotment or private placement of shares or fully or partly paid convertible debentures and hence reporting under clause 3 (xiv) of the Order is not applicable to the Company.

xv.	In our opinion and according to the information and explanations given to us, during the year the Company has not entered into any non-cash transactions with its Directors or persons connected to its directors and hence provisions of section 192 of the Companies Act, 2013 are not applicable to the Company.

xvi.	The Company is not required to be registered under section 45-IA of the Reserve Bank of India Act, 1934.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm Registration No. 117366W/W-100018)

P. R. RAMESH

Partner

Bengaluru, April 13, 2018	(Membership No. 70928)

INFOSYS LIMITED

Standalone Financial Statements under Indian Accounting Standards (Ind AS) for the year ended March 31, 2018

Index

Balance Sheet
Statement of Profit and Loss
Statement of Changes in Equity
Statement of Cash Flows
1.	Overview
1.1	Company overview
1.2	Basis of preparation of financial statements
1.3	Use of estimates
1.4	Critical accounting estimates
1.5	Recent accounting pronouncements
2.	Notes to financial statements
2.1	Property, plant and equipment
2.2	Goodwill and other intangible assets
2.3	Investments
2.4	Loans
2.5	Other financial assets
2.6	Trade receivables
2.7	Cash and cash equivalents
2.8	Other assets
2.9	Financial instruments
2.10	Equity
2.11	Other financial liabilities
2.12	Trade payables
2.13	Other liabilities
2.14	Provisions
2.15	Income taxes
2.16	Revenue from operations
2.17	Other income, net
2.18	Expenses
2.19	Leases
2.20	Employee benefits
2.21	Reconciliation of basic and diluted shares used in computing earning per share
2.22	Contingent liabilities and commitments
2.23	Related party transactions
2.24	Corporate social responsibility
2.25	Segment reporting
2.26	Assets held for sale
2.27	Function-wise classification of Statement of Profit and Loss

INFOSYS LIMITED

(In crore)

Balance Sheet as at	Note No.	March 31, 2018	March 31, 2017
ASSETS
Non-current assets
Property, plant and equipment	2.1	9,027	8,605
Capital work-in-progress		1,442	1,247
Goodwill	2.2	29	–
Other intangible assets	2.2	101	–
Financial assets
Investments	2.3	11,993	15,334
Loans	2.4	19	5
Other financial assets	2.5	177	216
Deferred tax assets (net)	2.15	1,128	346
Income tax assets (net)		5,710	5,454
Other non-current assets	2.8	2,161	996
Total non - current Assets		31,787	32,203
Current assets
Financial assets
Investments	2.3	5,906	9,643
Trade receivables	2.6	12,151	10,960
Cash and cash equivalents	2.7	16,770	19,153
Loans	2.4	393	310
Other financial assets	2.5	5,906	5,403
Other current assets	2.8	1,439	2,213
		42,565	47,682
Assets held for sale	2.26	1,525	–
Total current assets		44,090	47,682
Total Assets		75,877	79,885
EQUITY AND LIABILITIES
Equity
Equity share capital	2.10	1,092	1,148
Other equity		62,410	66,869
Total equity		63,502	68,017
LIABILITIES
Non-current liabilities
Financial liabilities
Other financial liabilities	2.11	55	40
Deferred tax liabilities (net)	2.15	505	–
Other non-current liabilities	2.13	153	42
Total non - current liabilities		713	82
Current liabilities
Financial liabilities
Trade payables	2.12	738	269
Other financial liabilities	2.11	5,540	5,056
Other current liabilities	2.13	2,972	2,349
Provisions	2.14	436	350
Income tax liabilities (net)		1,976	3,762
Total current liabilities		11,662	11,786
Total equity and liabilities		75,877	79,885

The accompanying notes form an integral part of the standalone financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants

Firm's Registration Number:

117366W/W-100018

P. R. Ramesh Partner Membership No. 70928	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bengaluru April 13, 2018	D. Sundaram Director	M. D. Ranganath Chief Financial Officer	A. G. S. Manikantha Company Secretary

INFOSYS LIMITED

(In crore, except equity share and per equity share data)

Statement of Profit and Loss for the	Note No.	Year ended March 31,
		2018	2017
Revenue from operations	2.16	61,941	59,289
Other income, net	2.17	4,019	3,062
Total income		65,960	62,351
Expenses
Employee benefit expenses	2.18	32,472	30,944
Cost of technical sub-contractors		5,494	4,809
Travel expenses		1,479	1,638
Cost of software packages and others	2.18	1,270	1,235
Communication expenses		330	372
Consultancy and professional charges		826	538
Depreciation and amortization expense		1,408	1,331
Other expenses	2.18	2,184	2,546
Impairment loss on assets held for sale	2.26	589	–
Total expenses		46,052	43,413
Profit before tax		19,908	18,938
Tax expense:
Current tax	2.15	4,003	5,068
Deferred tax	2.15	(250)	52
Profit for the period		16,155	13,818
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net		52	(42)
Equity instruments through other comprehensive income, net		7	(5)
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedge, net		(39)	39
Fair value changes on investments, net	2.3	1	(10)
Total other comprehensive income/ (loss), net of tax		21	(18)

Total comprehensive income for the period		16,176	13,800
Earnings per equity share
Equity shares of par value 5/- each
Basic ()		71.28	60.16
Diluted ()		71.25	60.15
Weighted average equity shares used in computing earnings per equity share
Basic	2.21	2,266,343,802	2,296,944,664
Diluted	2.21	2,267,392,621	2,297,159,670

The accompanying notes form an integral part of the standalone financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants

Firm's Registration Number:

117366W/W-100018

P. R. Ramesh Partner Membership No. 70928	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bengaluru April 13, 2018	D. Sundaram Director	M. D. Ranganath Chief Financial Officer	A. G. S. Manikantha Company Secretary

INFOSYS LIMITED

Statement of Changes in Equity

 (In crore)

Particulars	Equity Share Capital	Other Equity											Total equity attributable to equity holders of the Company
		Reserves & Surplus								Other comprehensive income
		Securities Premium Account	Retained earnings	General reserve	Share Options Outstanding Account	Special Economic Zone Re-investment reserve (1)	Capital reserve			Equity Instruments through other comprehensive income	Effective portion of Cash flow hedges	Other items of other comprehensive income
							Capital reserve	Business transfer adjustment reserve(2)	Capital redemption reserve
Balance as at April 1, 2016	1,148	2,204	44,698	9,508	9	–	54	3,448	–	–	–	13	61,082
Changes in equity for the year ended March 31, 2017
Transfer to general reserve	–	–	(1,579)	1,579	–	–	–	–	–	–	–	–	–
Transferred to Special Economic Zone Re-investment reserve	–	–	(953)	–	–	953	–	–	–	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve on utilization	–	–	953	–	–	(953)	–	–	–	–	–	–	–
Exercise of stock options (refer note no. 2.10)	–	3	–	–	(3)	–	–	–	–	–	–	–	–
Income tax benefit arising on exercise of stock options	–	1	–	–	–	–	–	–	–	–	–	–	1
Share based payment to employees of the group (refer note no. 2.10)	–	–	–	–	114	–	–	–	–	–	–	–	114
Remeasurement of the net defined benefit liability/asset*	–	–	–	–	–	–	–	–	–	–	–	(42)	(42)
Fair value changes on derivatives designated as cash flow hedge * (Refer note no. 2.9)	–	–	–	–	–	–	–	–	–	–	39	–	39
Fair value changes on investments, net* (Refer note no. 2.3)	–	–	–	–	–	–	–	–	–	–	–	(10)	(10)
Equity instruments through other comprehensive income* (Refer note no. 2.3)	–	–	–	–	–	–	–	–	–	(5)	–	–	(5)
Dividends (including dividend distribution tax)	–	–	(6,980)	–	–	–	–	–	–	–	–	–	(6,980)
Profit for the period	–	–	13,818	–	–	–	–	–	–	–	–	–	13,818
Balance as at March 31, 2017	1,148	2,208	49,957	11,087	120	–	54	3,448	–	(5)	39	(39)	68,017

INFOSYS LIMITED

Statement of Changes in Equity

(In crore)

Particulars	Equity Share Capital	Other Equity											Total equity attributable to equity holders of the Company
		Reserves & Surplus								Other comprehensive income
		Securities Premium Account	Retained earnings	General reserve	Share Options Outstanding Account	Special Economic Zone Re-investment reserve (1)	Capital reserve			Equity Instruments through other comprehensive income	Effective portion of Cash flow hedges	Other items of other comprehensive income
							Capital reserve	Business transfer adjustment reserve(2)	Capital redemption reserve
Balance as at April 1, 2017	1,148	2,208	49,957	11,087	120	–	54	3,448	–	(5)	39	(39)	68,017
Changes in equity for the year ended March 31, 2018
Transfer to general reserve	–	–	(1,382)	1,382	–	–	–	–	–	–	–	–	–
Transferred to Special Economic Zone Re-investment reserve	–	–	(2,141)	–	–	2,141	–	–	–	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve on utilization	–	–	582	–	–	(582)	–	–	–	–	–	–	–
Exercise of stock options (refer note no.2.10)	–	67	–	2	(69)	–	–	–	–	–	–	–	–
Shares issued on exercise of employee stock options	–	5	–	–	–	–	–	–	–	–	–	–	5
Share based payment to employees of the group (refer note no. 2.10)	–	–	–	–	79	–	–	–	–	–	–	–	79
Amount paid upon buyback (refer note 2.10)	(56)	(2,206)	–	(10,738)	–	–	–	–	–	–	–	–	(13,000)
Transaction costs related to buyback (refer note 2.10)	–	(46)	–	–	–	–	–	–	–	–	–	–	(46)
Amount transferred to capital redemption reserve upon Buyback (refer note 2.10)	–	–	–	(56)	–	–	–	–	56	–	–	–	–
Loss recorded upon business transfer (Refer note 2.3)	–	–	–	–	–	–	–	(229)	–	–	–	–	(229)
Remeasurement of the net defined benefit liability/asset*	–	–	–	–	–	–	–	–	–	–	–	52	52
Equity instruments through other comprehensive income* (Refer note no. 2.3)	–	–	–	–	–	–	–	–	–	7	–	–	7
Fair value changes on derivatives designated as cash flow hedge* (Refer note no. 2.9)	–	–	–	–	–	–	–	–	–	–	(39)	–	(39)
Fair value changes on investments, net*(Refer note no.2.3)	–	–	–	–	–	–	–	–	–	–	–	1	1
Dividends (including dividend distribution tax)	–	–	(7,500)	–	–	–	–	–	–	–	–	–	(7,500)
Profit for the period	–	–	16,155	–	–	–	–	–	–	–	–	–	16,155
Balance as at March 31, 2018	1,092	28	55,671	1,677	130	1,559	54	3,219	56	2	–	14	63,502

*net of tax

(1)	The Special Economic Zone Re-investment Reserve has been created out of the profit of eligible SEZ units in terms of the provisions of Sec 10AA(1)(ii) of Income Tax Act,1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in the terms of the Sec 10AA(2) of the Income Tax Act, 1961.

(2)	Profit on transfer of business between entities under common control taken to reserve.

The accompanying notes form an integral part of the standalone financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants

Firm's Registration Number:

117366W/W-100018

P. R. Ramesh Partner Membership No. 70928	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bengaluru April 13, 2018	D. Sundaram Director	M. D. Ranganath Chief Financial Officer	A. G. S. Manikantha Company Secretary

INFOSYS LIMITED

Statement of Cash Flows

Accounting Policy

Cash flows are reported using the indirect method, whereby profit for the period is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Company are segregated. The company considers all highly liquid investments that are readily convertible to known amounts of cash to be cash equivalents.

Amendment to Ind AS 7

Effective April 1, 2017, the Company adopted the amendment to Ind AS 7, which require the entities to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes, suggesting inclusion of a reconciliation between the opening and closing balances in the Balance Sheet for liabilities arising from financing activities, to meet the disclosure requirement. The adoption of amendment did not have any material impact on the financial statements.

(In crore)

Particulars	Note no.	Year ended March 31,
		2018	2017
Cash flow from operating activities:
Profit for the period		16,155	13,818
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization		1,408	1,331
Income tax expense	2.15	3,753	5,120
Allowance for credit losses on financial assets		18	135
Interest and dividend income		(3,169)	(2,553)
Other adjustments		40	48
Impairment loss on assets held for sale	2.26	589	–
Exchange differences on translation of assets and liabilities		3	39
Changes in assets and liabilities
Trade receivables and unbilled revenue		(1,579)	(1,825)
Loans and other financial assets and other assets		(207)	(427)
Trade payables		466	(354)
Other financial liabilities, other liabilities and provisions		1,052	179
Cash generated from operations		18,529	15,511
Income taxes paid		(6,054)	(5,033)
Net cash generated by operating activities		12,475	10,478
Cash flow from investing activities:
Expenditure on property, plant and equipment net of sale proceeds		(1,842)	(2,292)
Deposits placed with corporations		(106)	(155)
Loans to employees		19	23
Loan given to subsidiaries		(106)	–
Repayment of debentures		349	420
Investment in subsidiaries		(212)	(369)
Proceeds on liquidation of Noah	2.3	316	–
Payment towards acquisition of business	2.3	(295)	–
Payment towards contingent consideration pertaining to acquisition		(33)	(36)
Payments to acquire financial assets
Preference and equity securities		(13)	(43)
Liquid mutual fund units and fixed maturity plan securities		(57,250)	(49,648)
Tax free bonds		(1)	(312)
Non-convertible debentures		–	(3,664)
Certificates of deposit		(6,290)	(7,555)
Commercial papers		(291)	–
Proceeds on sale of financial assets
Preference and equity securities		10	–
Liquid mutual fund units and fixed maturity plan securities		59,364	47,495
Tax free bonds		–	2
Non-convertible debentures		100	–
Certificates of Deposit		9,411	–
Dividend received from subsidiaries		846	–
Interest and dividend received		1,708	2,640
Net cash used in investing activities		5,684	(13,494)
Cash flow from financing activities:
Shares issued on exercise of employee stock options		5	–
Buyback including transaction cost		(13,046)	–
Payment of dividends (including dividend distribution tax)		(7,495)	(6,968)
Net cash used in financing activities		(20,536)	(6,968)
Effect of exchange differences on translation of foreign currency cash and cash equivalents		(6)	(39)
Net decrease in cash and cash equivalents		(2,377)	(9,984)
Cash and cash equivalents at the beginning of the year		19,153	29,176
Cash and cash equivalents at the end of the year		16,770	19,153
Supplementary information:
Restricted cash balance		375	411

The accompanying notes form an integral part of the standalone financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants

Firm's Registration Number:

117366W/W-100018

P. R. Ramesh Partner Membership No. 70928	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bengaluru April 13, 2018	D. Sundaram Director	M. D. Ranganath Chief Financial Officer	A. G. S. Manikantha Company Secretary

INFOSYS LIMITED

Notes to the Financial Statements

1. Overview

1.1 Company overview

Infosys Limited ('the Company' or Infosys) is a leading provider of consulting, technology, outsourcing and next-generation services and software. Along with its subsidiaries, Infosys provides Business IT services (comprising application development and maintenance, independent validation, infrastructure management, engineering services comprising product engineering and life cycle solutions and business process management); Consulting and systems integration services (comprising consulting, enterprise solutions, systems integration and advanced technologies); Products, business platforms and solutions to accelerate intellectual property-led innovation. Its new offerings span areas like digital, big data and analytics, cloud, data and mainframe modernization, cyber security, IoT engineering Services and API & micro services.

The Company is a public limited company incorporated and domiciled in India and has its registered office at Bengaluru, Karnataka, India. The Company has its primary listings on the BSE Limited and National Stock Exchange of India Limited, in India. The Company’s American Depositary Shares representing equity shares are also listed on the New York Stock Exchange (NYSE), Euronext London and Euronext Paris.

The company has proposed to voluntarily delist its American Depositary Shares ("ADS") from the Euronext Paris and Euronext London exchanges due to low average daily trading volume of Infosys ADS on these exchanges. The proposed delisting is subject to approval from said stock exchanges.

The financial statements are approved for issue by the Company's Board of Directors on April 13, 2018.

1.2 Basis of preparation of financial statements

These financial statements are prepared in accordance with Indian Accounting Standard (Ind AS), under the historical cost convention on the accrual basis except for certain financial instruments which are measured at fair values, the provisions of the Companies Act , 2013 ('the Act') (to the extent notified) and guidelines issued by the Securities and Exchange Board of India (SEBI). The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules issued there after.

Effective April 1, 2016, the Company has adopted all the Ind AS standards and the adoption was carried out in accordance with Ind AS 101 First time adoption of Indian Accounting Standards, with April 1, 2015 as the transition date. The transition was carried out from Indian Accounting Principles generally accepted in India as prescribed under Section 133 of the Act, read with Rule 7 of the Companies (Accounts) Rules, 2014 (IGAAP), which was the previous GAAP.

Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

Amounts for the year ended and as at March 31, 2017 were audited by previous auditors - B S R & Co LLP.

As the year end figures are taken from the source and rounded to the nearest digits, the figures reported for the previous quarters might not always add up to the year end figures reported in this statement.

1.3 Use of estimates

The preparation of the financial statements in conformity with Ind AS requires the management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. The application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in these financial statements have been disclosed in Note no. 1.4. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the financial statements.

1.4 Critical accounting estimates

a. Revenue recognition

The Company uses the percentage-of-completion method in accounting for its fixed-price contracts. Use of the percentage-of-completion method requires the Company to estimate the efforts or costs expended to date as a proportion of the total efforts or costs to be expended. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the expected contract estimates at the reporting date.

b. Income taxes

The Company's two major tax jurisdictions are India and the U.S., though the Company also files tax returns in other overseas jurisdictions. Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid/recovered for uncertain tax positions. Also refer to note no.2.15 and note no. 2.22.

c. Property, plant and equipment

Property, plant and equipment represent a significant proportion of the asset base of the Company. The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The useful lives and residual values of Company's assets are determined by the management at the time the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology.

d. Non-current assets held for sale

Assets held for sale are measured at the lower of carrying amount or fair value less costs to sell. The determination of fair value less costs to sell includes use of management estimates and assumptions. The fair value of the asset held for sale has been estimated using valuation techniques (mainly income and market approach) which includes unobservable inputs.

1.5 Recent accounting pronouncements

Appendix B to Ind AS 21, Foreign currency transactions and advance consideration: On March 28, 2018, Ministry of Corporate Affairs ("MCA") has notified the Companies (Indian Accounting Standards) Amendment Rules, 2018 containing Appendix B to Ind AS 21, Foreign currency transactions and advance consideration which clarifies the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income, when an entity has received or paid advance consideration in a foreign currency.

The amendment will come into force from April 1, 2018. The Company has evaluated the effect of this on the financial statements and the impact is not material.

Ind AS 115- Revenue from Contract with Customers: On March 28, 2018, Ministry of Corporate Affairs ("MCA") has notified the Ind AS 115, Revenue from Contract with Customers. The core principle of the new standard is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Further the new standard requires enhanced disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers.

The standard permits two possible methods of transition:

•	Retrospective approach - Under this approach the standard will be applied retrospectively to each prior reporting period presented in accordance with Ind AS 8- Accounting Policies, Changes in Accounting Estimates and Errors
•	Retrospectively with cumulative effect of initially applying the standard recognized at the date of initial application (Cumulative catch - up approach)

The effective date for adoption of Ind AS 115 is financial periods beginning on or after April 1, 2018.

The Company will adopt the standard on April 1, 2018 by using the cumulative catch-up transition method and accordingly comparatives for the year ending or ended March 31, 2018 will not be retrospectively adjusted. The effect on adoption of Ind AS 115 is expected to be insignificant.

2.1 PROPERTY, PLANT AND EQUIPMENT

Accounting Policy

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by the management. The Company depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Building(1)	22–25 years
Plant and machinery(1)	5 years
Office equipment	5 years
Computer equipment(1)	3–5 years
Furniture and fixtures(1)	5 years
Vehicles(1)	5 years
Leasehold improvements	Over lease term

(1)	Based on technical evaluation, the management believes that the useful lives as given above best represent the period over which management expects to use these assets. Hence, the useful lives for these assets is different from the useful lives as prescribed under Part C of Schedule II of the Companies Act 2013.

Depreciation methods, useful lives and residual values are reviewed periodically, including at each financial year end.

Advances paid towards the acquisition of property, plant and equipment outstanding at each Balance Sheet date is classified as capital advances under other non-current assets and the cost of assets not put to use before such date are disclosed under ‘Capital work-in-progress’. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Company and the cost of the item can be measured reliably. Repairs and maintenance costs are recognized in the Statement of Profit and Loss when incurred. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset and the resultant gains or losses are recognized in the Statement of Profit and Loss. Assets to be disposed off are reported at the lower of the carrying value or the fair value less cost to sell.

Impairment

Property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the CGU (Cash Generating Unit) to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in the Statement of Profit and Loss is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in the statement of profit and loss if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated depreciation) had no impairment loss been recognized for the asset in prior years.

Following are the changes in the carrying value of property, plant and equipment for the year ended March 31, 2018:

(In crore)

Particulars	Land- Freehold	Land- Leasehold	Buildings(1)(2)	Plant and machinery(2)(3)	Office Equipment(2)	Computer equipment(2)	Furniture and fixtures(2)	Leasehold Improvements	Vehicles	Total
Gross carrying value as at April 1, 2017	1,093	659	6,483	1,966	769	3,886	1,132	198	24	16,210
Additions	134	2	789	250	78	396	121	48	5	1,823
Deletions	–	–	(1)	(7)	(6)	(53)	(6)	(11)	–	(84)
Gross carrying value as at March 31, 2018	1,227	661	7,271	2,209	841	4,229	1,247	235	29	17,949
Accumulated depreciation as at April 1, 2017	–	(26)	(2,377)	(1,274)	(472)	(2,603)	(757)	(82)	(14)	(7,605)
Depreciation	–	(4)	(244)	(258)	(115)	(592)	(145)	(36)	(3)	(1,397)
Accumulated depreciation on deletions	–	–	–	6	5	52	6	11	–	80
Accumulated depreciation as at March 31, 2018	–	(30)	(2,621)	(1,526)	(582)	(3,143)	(896)	(107)	(17)	(8,922)
Carrying value as at March 31, 2018	1,227	631	4,650	683	259	1,086	351	128	12	9,027
Carrying value as at April 1, 2017	1,093	633	4,106	692	297	1,283	375	116	10	8,605

The changes in the carrying value of property, plant and equipment for the year ended March 31, 2017 are as follows:

(In crore)

Particulars	Land- Freehold	Land- Leasehold	Buildings(1)(2)	Plant and machinery(2)(3)	Office Equipment(2)	Computer equipment(2)	Furniture and fixtures(2)	Leasehold Improvements	Vehicles	Total
Gross carrying value as at April 1, 2016	970	638	6,173	1,662	679	3,481	991	96	19	14,709
Additions	123	21	310	308	122	654	169	104	6	1,817
Deletions	–	–	–	(4)	(32)	(249)	(28)	(2)	(1)	(316)
Gross carrying value as at March 31, 2017	1,093	659	6,483	1,966	769	3,886	1,132	198	24	16,210
Accumulated depreciation as at April 1, 2016	–	(21)	(2,150)	(1,033)	(369)	(2,195)	(619)	(63)	(11)	(6,461)
Depreciation	–	(5)	(227)	(245)	(111)	(572)	(146)	(21)	(4)	(1,331)
Accumulated depreciation on deletions	–	–	–	4	8	164	8	2	1	187
Accumulated depreciation as at March 31, 2017	–	(26)	(2,377)	(1,274)	(472)	(2,603)	(757)	(82)	(14)	(7,605)
Carrying value as at March 31, 2017	1,093	633	4,106	692	297	1,283	375	116	10	8,605
Carrying value as at April 1, 2016	970	617	4,023	629	310	1,286	372	33	8	8,248

(1)	Buildings include 250/- being the value of five shares of 50/- each in Mittal Towers Premises Co-operative Society Limited.
(2)	Includes certain assets provided on cancellable operating lease to subsidiaries.
(3)	Includes 168 crore and 25 crore spent on CSR activities for the year ended March 31, 2018 and March 31, 2017 respectively.

Gross carrying of leasehold land represents amounts paid under certain lease-cum-sale agreements to acquire land including agreements where the Company has an option to purchase or renew the properties on expiry of the lease period.

The aggregate depreciation has been included under depreciation and amortization expense in the Statement of Profit and Loss.

Tangible assets provided on operating lease to subsidiaries as at March 31, 2018 and March 31, 2017 are as follows:

(In crore)

Particulars	Cost	Accumulated depreciation	Net book value
Buildings	190	82	108
	197	82	115
Plant and machinery	33	25	8
	33	19	14
Furniture and fixtures	25	20	5
	25	16	9
Computer Equipment	3	2	1
	3	2	1
Office equipment	18	13	5
	18	10	8

(In crore)

Particulars	Year ended March 31,
	2018	2017
Aggregate depreciation charged on above assets	20	19
Rental income from subsidiaries	67	65

2.2 GOODWILL AND OTHER INTANGIBLE ASSETS

2.2.1 Goodwill

Following is a summary of changes in the carrying amount of goodwill:

(In crore)

Particulars	As at
	March 31, 2018	March 31, 2017
Carrying value at the beginning	–	–
Goodwill on business transfer of Noah (refer note 2.3.1)	29	–
Translation differences	–	–
Carrying value at the end	29	–

The goodwill which was transferred as part of the business transfer has been allocated to the Company's CGU which is represented by the Energy & Utilities, Communication and Services Segment.

2.2.2 Other Intangible Assets:

Accounting Policy

Intangible assets are stated at cost less accumulated amortization and impairment. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset. Amortization methods and useful lives are reviewed periodically including at each financial year end.

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Company has an intention and ability to complete and use or sell the software and the costs can be measured reliably. The costs which can be capitalized include the cost of material, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use.

Following are the changes in the carrying value of acquired intangible assets for the year ended March 31, 2018:

(In crore)

Particulars	Customer related	Sub-Contracting rights related	Trade name related	Others	Total
Gross carrying value as at April 1, 2017	–	21	–	9	30
Transfer of Assets (refer note 2.3.1)	113	–	26	26	165
Deletions during the period	–	(21)	–	(9)	(30)
Gross carrying value as at March 31, 2018	113	–	26	26	165
Accumulated amortization as at April 1, 2017	–	(21)	–	(9)	(30)
Transfer of Assets (refer note 2.3.1)	(33)	–	(10)	(10)	(53)
Amortization expense	(7)	–	(2)	(2)	(11)
Accumulated amortization on deletions	–	21	–	9	30
Accumulated amortization as at March 31, 2018	(40)	–	(12)	(12)	(64)
Carrying value as at March 31, 2018	73	–	14	14	101
Carrying value as at April 1, 2017	–	–	–	–	–
Estimated Useful Life (in years)	7	–	5	5	–
Estimated Remaining Useful Life (in years)	5	–	3	3	–

Following are the changes in the carrying value of acquired intangible assets for the year ended March 31, 2017:

(In crore)

Particulars	Sub-Contracting rights related	Others	Total
Gross carrying value as at April 1, 2016	21	9	30
Additions	–	–	–
Deletions	–	–	–
Gross carrying value as at March 31, 2017	21	9	30
Accumulated depreciation as at April 1, 2016	(21)	(9)	(30)
Depreciation	–	–	–
Accumulated depreciation on deletions	–	–	–
Accumulated depreciation as at March 31, 2017	(21)	(9)	(30)
Carrying value as at March 31, 2017	–	–	–
Carrying value as at April 1, 2016	–	–	–
Estimated Useful Life (in years)	–	–	–
Estimated Remaining Useful Life (in years)	–	–	–

Research and Development expense recognized in net profit in the statement of profit and loss for the year ended March 31, 2018 and March 31, 2017 is 374 crore and 351 crore, respectively.

2.3 INVESTMENTS

(In crore)

Particulars	As at
	March 31, 2018	March 31, 2017
Non-current investments
Equity instruments of subsidiaries	5,013	7,305
Debentures of subsidiary	1,780	2,129
Preference securities and equity instruments	117	132
Others	7	3
Tax free bonds	1,831	1,833
Fixed maturity plans securities	376	357
Non-convertible debentures	2,869	3,575
	11,993	15,334
Current investments
Liquid mutual fund units	–	1,755
Fixed maturity plans securities	–	151
Certificates of deposit	4,901	7,635
Government bonds	1	–
Non-convertible debentures	711	102
Commercial Paper	293	–
	5,906	9,643
Total carrying value	17,899	24,977

(In crore, except as otherwise stated)

Particulars	As at
	March 31, 2018	March 31, 2017
Non-current investments
Unquoted
Investment carried at cost
Investments in equity instruments of subsidiaries
Infosys BPM Limited (formerly Infosys BPO Limited)	659	659
3,38,22,319 (3,38,22,319) equity shares of 10/- each, fully paid
Infosys Technologies (China) Co. Limited	333	236
Infosys Technologies (Australia) Pty Limited (1)	38	66
1,01,08,869 (1,01,08,869) equity shares of AUD 0.11 par value, fully paid
Infosys Technologies, S. de R.L. de C.V., Mexico	65	65
17,49,99,990 (17,49,99,990) equity shares of MXN 1 par value, fully paid up
Infosys Technologies (Sweden) AB	76	76
1,000 (1,000) equity shares of SEK 100 par value, fully paid
Infosys Technologia do Brazil Ltda	149	149
5,91,24,348 (5,91,24,348) shares of BRL 1.00 par value, fully paid
Infosys Technologies (Shanghai) Company Limited	900	826
Infosys Public Services, Inc.	99	99
3,50,00,000 (3,50,00,000) shares of USD 0.50 par value, fully paid
Infosys Consulting Holding AG (formerly Lodestone Holding AG)	1,323	1,323
23,350 (23,350) - Class A shares of CHF 1,000 each and 29,400
(29,400) - Class B Shares of CHF 100 each, fully paid up
Infosys Americas Inc.	1	1
10,000 (10,000) shares of USD 10 per share, fully paid up
EdgeVerve Systems Limited	1,312	1,312
1,31,18,40,000 (1,31,18,40,000) equity shares of 10/- each, fully paid
Infosys Nova Holdings LLC (1)*	–	94
Noah Consulting LLC (refer note 2.3.1)	–	313
Infosys Consulting Pte Ltd (formerly Lodestone Management Consultants	10	10
Pte Ltd) 1,09,90,000 (1,09,90,000) shares of SGD 1.00 par value, fully paid
Brilliant Basics Holding Limited (refer note 2.3.2)	46	–
1,170 (Nil) shares of GBP 0.005 each, fully paid up
Infosys Arabia Limited	2	–
70 (Nil) shares
Kallidus Inc. (refer note no 2.26)	–	619
(10,21,35,416) shares
Skava Systems Private Limited (refer note no 2.26)	–	59
(25,000) shares of 10/- per share, fully paid up
Panaya Inc. (refer note no 2.26) **	–	1,398
(2) shares of USD 0.01 per share, fully paid up
	5,013	7,305
Investment carried at amortized cost
Investment in debentures of subsidiary
EdgeVerve Systems Limited
17,80,00,000 (21,29,00,000) Unsecured redeemable, non-convertible debentures of 100/- each fully paid up	1,780	2,129
	1,780	2,129
Investments carried at fair value through profit or loss
Others	7	3
	7	3
Investment carried at fair value through other comprehensive income (FVOCI)
Preference securities	116	131
Equity instruments	1	1
	117	132

(In crore, except as otherwise stated)

Particulars	As at
	March 31, 2018	March 31, 2017
Quoted
Investments carried at amortized cost
Tax free bonds	1,831	1,833
	1,831	1,833

Investments carried at fair value through profit or loss
Fixed maturity plans securities	376	357
	376	357
Investments carried at fair value through other comprehensive income
Non-convertible debentures	2,869	3,575
	2,869	3,575
Total non-current investments	11,993	15,334
Current investments
Unquoted
Investments carried at fair value through profit or loss
Liquid mutual fund units	–	1,755
	–	1,755
Investments carried at fair value through other comprehensive income
Commercial Papers	293	–
Certificates of Deposit	4,901	7,635
	5,194	7,635
Quoted
Investments carried at amortized cost
Government bonds	1	–
	1	–
Investments carried at fair value through profit or loss
Fixed maturity plans securities	–	151
	–	151
Investments carried at fair value through other comprehensive income
Non-convertible debentures	711	102
	711	102
Total current investments	5,906	9,643
Total investments	17,899	24,977
Aggregate amount of quoted investments	5,788	6,018
Market value of quoted investments (including interest accrued)	6,045	6,327
Aggregate amount of unquoted investments	12,111	18,959
(1) Aggregate amount of impairment in value of investments	122	–
Aggregate amount of impairment in value of investments held for sale (refer note no 2.26)	589	–
Investments carried at cost	5,013	7,305
Investments carried at amortized cost	3,612	3,962
Investments carried at fair value through other comprehensive income	8,891	11,444
Investments carried at fair value through profit or loss	383	2,266

*	During the three months ended June 30, 2017, Infosys Nova Holding LLC has written down the entire carrying value of its investment in its associate DWA Nova LLC. Consequently, the Company has written down the entire carrying value of the investment in its subsidiary Infosys Nova Holdings LLC, amounting to 94 crore.

** During the year ended March 31, 2018, there was an additional capital infusion of 38 crore in Panaya Inc.

Refer to note 2.9 for accounting policies on financial instruments.

Details of amounts recorded in Other comprehensive income:

	Year ended
	March 31, 2018			March 31, 2017
	Gross	Tax	Net	Gross	Tax	Net
Net Gain/(loss) on
Non-convertible debentures	(11)	2	(9)	(7)	–	(7)
Certificate of deposits	15	(5)	10	(5)	2	(3)
Unquoted equity and preference securities	4	3	7	(2)	(3)	(5)

Method of fair valuation:

Class of investment	Method	Fair value as at March 31
		2018	2017
Mutual funds	Quoted price	–	1,755
Fixed maturity plan securities	Market observable inputs	376	508
Tax free bonds and government bonds	Quoted price and market observable inputs	2,079	2,142
Non-convertible debentures	Quoted price and market observable inputs	3,580	3,677
Commercial Paper	Market observable inputs	293	–
Certificate of deposits	Market observable inputs	4,901	7,635
Unquoted equity and preferance securities	Discounted cash flows method, Market multiples method, Option pricing model, etc.	117	132
Others	Discounted cash flows method, Market multiples method, Option pricing model, etc.	7	3

Certain quoted investments are classified as Level 2 in the absence of active market for such investments.

2.3.1 Business transfer- Noah

On July 14, 2017, the Board of Directors of Infosys authorized the Company to execute a Business Transfer Agreement and related documents with Noah Consulting LLC, a wholly owned subsidiary, to transfer the business of Noah Consulting LLC to Infosys Limited, subject to securing the requisite regulatory approvals for a consideration based on an independent valuation. Subsequently on October 17, 2017 , the company entered into a business transfer agreement to transfer the business for a consideration of $41 million (266 crore) and the transfer was with effect from October 25, 2017.

The transaction was between a holding company and a wholly owned subsidiary, the resultant impact on account of business transfer was recorded in 'Business Transfer Adjustment Reserve' during the three months ended December 31, 2017. The table below details out the assets and liabilities taken over upon business transfer:

Particulars

(In crore)

Goodwill	29
Trade name	16
Customer contracts	80
Other Intangibles	16
Deferred tax assets	13
Net assets / (liabilities), others	(117)
Total	37
Less: Consideration paid	266
Business transfer reserve	(229)

Subsequently, in November 2017, Noah Consulting LLC has been liquidated and the Company received 316 crore as proceeds on liquidation.

2.3.2 Brilliant Basics Holdings Limited.

On September 8, 2017, Infosys acquired 100% of the voting interests in Brilliant Basics Holdings Limited., UK, (Brilliant Basics) a product design and customer experience innovator with experience in executing global programs. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of 29 crore, contingent consideration of up to 20 crore and an additional consideration of upto 13 crore, referred to as retention bonus, payable to the employees of Brilliant Basics at each anniversary year over the next two years, subject to their continuous employment with the group at each anniversary. The fair value of contingent consideration on the date of acquisition is 17 crore.

Proposed investment

On April 13, 2018, the Company entered into a definitive agreement to acquire WongDoody Holding Company Inc., a US-based creative and consumer insights agency for a total consideration of up to $75 million (approximately 489 crore) including contingent consideration and retention payouts, subject to regulatory approvals and fulfillment of closing conditions.

2.3.3 Details of Investments

The details of non-current other investments in preferred stock and equity instruments as at March 31, 2018 and March 31, 2017 are as follows:

(in crore)

Particulars	As at
	March 31, 2018	March 31, 2017
Preference Securities
Airviz Inc.
2,82,279 (2,82,279) Series A Preferred Stock, fully paid up, par value USD 0.001 each	6	9
ANSR Consulting
Nil (52,631) Series A Preferred Stock, fully paid up, par value USD 0.001 each	–	10
Whoop Inc
16,48,352 (16,48,352) Series B Preferred Stock, fully paid up, par value USD 0.0001 each	20	15
CloudEndure Ltd.
25,59,290 (25,59,290) Preferred Series B Shares, fully paid up, par value ILS 0.01 each	26	37
Nivetti Systems Private Limited
2,28,501 (2,28,501) Preferred Stock, fully paid up, par value 1 each	10	10
Waterline Data Science, Inc
39,33,910 (39,33,910) Preferred Series B Shares, fully paid up, par value USD 0.00001 each	23	24
Trifacta Inc.
11,80,358 (11,80,358) Preferred Stock	21	26
Ideaforge
5,402 (Nil) Series A compulsorily convertible cumulative Preference shares of 10 each, fully paid up.	10	–
Equity Instrument
OnMobile Systems Inc., USA
Nil (21,54,100) common stock at USD 0.4348 each, fully paid up, par value USD 0.001 each	–	–
Merasport Technologies Private Limited
2,420 (2,420) equity shares at 8,052/- each, fully paid up, par value 10/- each	–	–
Global Innovation and Technology Alliance
15,000 (15,000) equity shares at 1,000/- each, fully paid up, par value 1,000/- each	1	1
Ideaforge
100 (Nil) equity shares at 10/-, fully paid up	–	–
Others
Stellaris Venture Partners India	7	3
	124	135

2.3.4 Details of Investments in tax free bonds and government bonds

The balances held in tax free bonds as at March 31, 2018 and March 31, 2017 is as follows:

(In crore, except as otherwise stated)

Particulars		March 31, 2018		March 31, 2017
	Face Value	Units	Amount	Units	Amount
7.04% Indian Railway Finance Corporation Limited Bonds 03MAR2026	10,00,000/-	470	50	470	50
7.16% Power Finance Corporation Limited Bonds 17JUL2025	10,00,000/-	1,000	106	1,000	107
7.18% Indian Railway Finance Corporation Limited Bonds 19FEB2023	1,000/-	20,00,000	201	20,00,000	201
7.28% Indian Railway Finance Corporation Limited Bonds 21DEC2030	1,000/-	4,22,800	42	4,22,800	42
7.28% National Highways Authority of India Limited Bonds 18SEP2030	10,00,000/-	3,300	343	3,300	343
7.34% Indian Railway Finance Corporation Limited Bonds 19FEB2028	1,000/-	21,00,000	211	21,00,000	211
7.35% National Highways Authority of India Limited Bonds 11JAN2031	1,000/-	5,71,396	57	5,71,396	57
7.93% Rural Electrification Corporation Limited Bonds 27MAR2022	1,000/-	2,00,000	21	2,00,000	21
8.10% Indian Railway Finance Corporation Limited Bonds 23FEB2027	1,000/-	5,00,000	52	5,00,000	53
8.26% India Infrastructure Finance Company Limited Bonds 23AUG2028	10,00,000/-	1,000	100	1,000	100
8.30% National Highways Authority of India Limited Bonds 25JAN2027	1,000/-	5,00,000	53	5,00,000	53
8.35% National Highways Authority of India Limited Bonds 22NOV2023	10,00,000/-	1,500	150	1,500	150
8.46% India Infrastructure Finance Company Limited Bonds 30AUG2028	10,00,000/-	2,000	200	2,000	200
8.46% Power Finance Corporation Limited Bonds 30AUG2028	10,00,000/-	1,500	150	1,500	150
8.48% India Infrastructure Finance Company Limited Bonds 05SEP2028	10,00,000/-	450	45	450	45
8.54% Power Finance Corporation Limited Bonds 16NOV2028	1,000/-	5,00,000	50	5,00,000	50
		68,05,416	1,831	68,05,416	1,833

The balances held in government bonds as at March 31, 2018 and March 31, 2017 is as follows:

(In crore, except as otherwise stated)

Particulars	Face Value PHP	March 31, 2018		March 31, 2017
		Units	Amount	Units	Amount
Treasury Notes Phillippines Govt. 09MAY2018	100	100,000	1	–	–
		1,00,000	1	–	–

2.3.5 Details of investments in liquid mutual fund units and fixed maturity plan securities

The balances held in liquid mutual fund as at March 31, 2018 and March 31, 2017 is as follows:

(In crore, except as otherwise stated)

Particulars	March 31, 2018		March 31, 2017
	Units	Amount	Units	Amount
Aditya Birla Sun Life Cash Plus- Growth- Direct Plan	–	–	1,33,97,873	350
ICICI Prudential Liquid- Direct Plan- Growth	–	–	1,03,88,743	250
IDFC Cash Fund- Direct Plan- Growth	–	–	12,65,679	250
Kotak Low Duration Fund- Direct Plan- Growth (Ulta Short Term)	–	–	15,02,564	305
L&T Liquid Fund- Direct Plan- Growth	–	–	6,72,806	150
Reliance Liquid Fund- Treasury Plan- Direct Growth Plan- Growth Option	–	–	8,82,465	350
SBI Premier Liquid Fund- Direct Plan- Growth	–	–	3,91,909	100
	–	–	2,85,02,039	1,755

The balances held in fixed maturity plan security as at March 31, 2018 and March 31, 2017 is as follows:

 (In crore, except as otherwise stated)

Particulars	March 31, 2018		March 31, 2017
	Units	Amount	Units	Amount
Aditya Birla Sun Life Fixed Term Plan- Series OD 1145 Days- GR Direct	5,00,00,000	54	5,00,00,000	51
Aditya Birla Sun Life Fixed Term Plan- Series OE 1153 days- GR Direct	2,50,00,000	27	2,50,00,000	25
HDFC FMP 1155D Feb 2017- Direct Growth- Series 37	2,80,00,000	30	2,80,00,000	28
HDFC FMP 1169D Feb 2017- Direct- Quarterly Dividend- Series 37	4,50,00,000	45	4,50,00,000	45
ICICI FMP Series 80-1194 D Plan F Div	4,00,00,000	43	4,00,00,000	40
ICICI Prudential Fixed Maturity Plan Series 80- 1187 Days Plan G Direct Plan	4,20,00,000	45	4,20,00,000	42
ICICI Prudential Fixed Maturity Plan Series 80- 1253 Days Plan J Direct Plan	3,00,00,000	32	3,00,00,000	30
IDFC Fixed Term Plan Series 129 Direct Plan- Growth 1147 Days	1,00,00,000	11	1,00,00,000	10
IDFC Fixed Term Plan Series 131 Direct Plan- Growth 1139 Days	1,50,00,000	16	1,50,00,000	15
Kotak FMP Series 199 Direct- Growth	3,50,00,000	37	3,50,00,000	36
Reliance Fixed Horizon Fund- XXXII Series 8- Dividend Plan	3,50,00,000	36	3,50,00,000	35
Reliance Yearly Interval Fund Series 1- Direct Plan- Growth Plan	–	–	10,69,06,898	151
	35,50,00,000	376	46,19,06,898	508

2.3.6 Details of investments in non convertible debentures and certificate of deposits

The balances held in non convertible debenture units as at March 31, 2018 and March 31, 2017 is as follows:

(in crore, except as otherwise stated)

Particulars		March 31, 2018		March 31, 2017
	Face Value	Units	Amount	Units	Amount
7.48% Housing Development Finance Corporation Ltd 18NOV2019	1,00,00,000/-	50	51	50	52
7.58% LIC Housing Finance Ltd 28FEB2020	10,00,000/-	1,000	101	1,000	100
7.58% LIC Housing Finance Ltd 11JUN2020	10,00,000/-	500	52	500	51
7.59% LIC Housing Finance Ltd 14OCT2021	10,00,000/-	3,000	306	3,000	309
7.75% LIC Housing Finance Ltd 27AUG2021	10,00,000/-	1,250	129	1,250	129
7.79% LIC Housing Finance Ltd 19JUN2020	10,00,000/-	500	53	500	52
7.80% Housing Development Finance Corporation Ltd 11NOV2019	1,00,00,000/-	150	153	150	155
7.81% LIC Housing Finance Ltd 27APR2020	10,00,000/-	2,000	214	2,000	208
7.95% Housing Development Finance Corporation Ltd 23SEP2019	1,00,00,000/-	50	53	50	53
8.02% LIC Housing Finance Ltd 18FEB2020	10,00,000/-	500	50	500	51
8.26% Housing Development Finance Corporation Ltd 12AUG2019	1,00,00,000/-	100	105	100	106
8.34% Housing Development Finance Corporation Ltd 06MAR2019	1,00,00,000/-	200	215	200	217
8.37% LIC Housing Finance Ltd 03OCT2019	10,00,000/-	2,000	216	2,000	218
8.37% LIC Housing Finance Ltd 10MAY2021	10,00,000/-	500	54	500	55
8.43% IDFC Bank Ltd 30JAN2018	10,00,000/-	–	–	1,000	102
8.46% Housing Development Finance Corporation Ltd 11MAR2019	1,00,00,000/-	50	54	50	54
8.47% LIC Housing Finance Ltd 21JAN2020	10,00,000/-	500	51	500	52
8.50% Housing Development Finance Corporation Ltd 31AUG2020	1,00,00,000/-	50	54	50	54
8.54% IDFC Bank Ltd 30MAY2018	10,00,000/-	1,500	194	1,500	182
8.59% Housing Development Finance Corporation Ltd 14JUN2019	1,00,00,000/-	50	51	50	51
8.60% LIC Housing Finance Ltd 29JUL2020	10,00,000/-	1,400	151	1,400	152
8.61% LIC Housing Finance Ltd 11DEC2019	10,00,000/-	1,000	104	1,000	104
8.66% IDFC Bank Ltd 25JUN2018	10,00,000/-	1,520	196	1,520	184
8.72% Housing Development Finance Corporation Ltd 15APR2019	1,00,00,000/-	75	76	75	77
8.75% Housing Development Finance Corporation Ltd 13JAN2020	500,000/-	5,000	256	5,000	260
8.75% LIC Housing Finance Ltd 14JAN2020	10,00,000/-	1,070	112	1,070	112
8.75% LIC Housing Finance Ltd 21DEC2020	10,00,000/-	1,000	102	1,000	104
8.97% LIC Housing Finance Ltd 29OCT2019	10,00,000/-	500	52	500	53
9.45% Housing Development Finance Corporation Ltd 21AUG2019	10,00,000/-	3,000	323	3,000	327
9.65% Housing Development Finance Corporation Ltd 19JAN2019	10,00,000/-	500	52	500	53
		29,015	3,580	30,015	3,677

The balances held in Certificate of Deposits as at March 31, 2018 and March 31, 2017 is as follows:

(in crore, except as otherwise stated)

Particulars		March 31, 2018		March 31, 2017
	Face Value	Units	Amount	Units	Amount
Andhra Bank	1,00,000/-	–	–	35,000	344
Axis Bank	1,00,000/-	185,000	1,767	293,600	2,800
Corporation Bank	1,00,000/-	–	–	33,500	327
DBS Bank	1,00,000/-	–	–	5,000	49
HDFC Bank	1,00,000/-	15,000	147	–	–
ICICI Bank	1,00,000/-	110,000	1,035	42,500	413
IDFC Bank	1,00,000/-	–	–	135,000	1,281
IndusInd Bank	1,00,000/-	135,000	1,272	106,400	1,011
Kotak Bank	1,00,000/-	70,000	680	74,000	704
Vijaya Bank	1,00,000/-	–	–	14,000	137
Yes Bank	1,00,000/-	–	–	60,000	569
		515,000	4,901	799,000	7,635

The balances held in Commercial Paper as at March 31, 2018 and March 31, 2017 is as follows:

(in crore, except as otherwise stated)

Particulars		March 31, 2018		March 31, 2017
	Face Value	Units	Amount	Units	Amount
LIC	5,00,000/-	6,000	293	–	–
		6,000	293	–	–

2.4 LOANS

(In crore)

Particulars	As at
	March 31, 2018	March 31, 2017
Non- Current
Unsecured, considered good
Other Loans
Loans to employees	19	5
	19	5
Unsecured, considered doubtful
Loans to employees	12	17
	31	22
Less: Allowance for doubtful loans to employees	12	17
	19	5
Current
Unsecured, considered good
Loans to subsidiaries (Refer note no.2.23)	185	69
Other Loans
Loans to employees	208	241
	393	310
Total Loans	412	315

2.5 OTHER FINANCIAL ASSETS

(In crore)

Particulars	As at
	March 31, 2018	March 31, 2017
Non-current
Security deposits (1)	48	81
Rental deposits (1)	129	135
	177	216
Current
Security deposits (1)	2	2
Rental deposits (1)	6	2
Restricted deposits (1)	1,415	1,309
Unbilled revenues (1)(4)	3,573	3,200
Interest accrued but not due (1)	739	514
Foreign currency forward and options contracts (2)(3)	16	268
Others (1)(5)	155	108
	5,906	5,403
Total	6,083	5,619
(1) Financial assets carried at amortized cost	6,067	5,351
(2) Financial assets carried at fair value through other comprehensive income	12	52
(3) Financial assets carried at fair value through Profit or Loss	4	216
(4) Includes dues from subsidiaries (Refer note no. 2.23)	32	47
(5) Includes dues from subsidiaries (Refer note no. 2.23)	40	18

Restricted deposits represent deposit with financial institutions to settle employee related obligations as and when they arise during the normal course of business.

2.6 TRADE RECEIVABLES (1)

(In crore)

Particulars	As at
	March 31, 2018	March 31, 2017
Current
Unsecured
Considered good(2)	12,151	10,960
Considered doubtful	315	289
	12,466	11,249
Less: Allowances for credit losses	315	289
	12,151	10,960
(1) Includes dues from companies where directors are interested	–	1
(2) Includes dues from subsidiaries (refer note no. 2.23)	335	235

2.7 CASH AND CASH EQUIVALENTS

 (In crore)

Particulars	As at
	March 31, 2018	March 31, 2017
Balances with banks
In current and deposit accounts	10,789	12,222
Cash on hand	–	–
Others
Deposits with financial institution	5,981	6,931
	16,770	19,153
Balances with banks in unpaid dividend accounts	22	17
Deposit with more than 12 months maturity	6,187	6,765
Balances with banks held as margin money deposits against guarantees	353	394

Cash and cash equivalents as at March 31, 2018 and March 31, 2017 include restricted cash and bank balances of 375 crore and 411 crore, respectively. The restrictions are primarily on account of bank balances held as margin money deposits against guarantees and balances held in unpaid dividend bank accounts.

The deposits maintained by the Company with banks and financial institution comprise of time deposits, which can be withdrawn by the Company at any point without prior notice or penalty on the principal.

The details of balances as on balance sheet dates with banks are as follows:

 (In crore)

Particulars	As at
	March 31, 2018	March 31, 2017
In current accounts
ANZ Bank, Taiwan	9	3
Bank of America, USA	814	769
Bank of Baroda, Mauritius	1	–
BNP Paribas Bank, Norway	88	7
Citibank N.A., Australia	184	8
Citibank N.A., Dubai	5	1
Citibank N.A., EEFC (U.S. Dollar account)	4	1
Citibank N.A., Hungary	6	3
Citibank N.A., India	3	2
Citibank N.A., Japan	18	12
Citibank N.A., New Zealand	8	6
Citibank N.A., South Africa	33	9
Citibank N.A., South Korea	2	1
Deutsche Bank, Belgium	27	10
Deutsche Bank, EEFC (Australian Dollar account)	2	38
Deutsche Bank, EEFC (Euro account)	14	11
Deutsche Bank, EEFC (Swiss Franc account)	2	2
Deutsche Bank, EEFC (U.S. Dollar account)	27	73
Deutsche Bank, EEFC (United Kingdom Pound Sterling account)	8	8
Deutsche Bank, France	19	8
Deutsche Bank, Germany	70	48
Deutsche Bank, India	40	9
Deutsche Bank, Malaysia	5	7
Deutsche Bank, Netherlands	8	2
Deutsche Bank, Philippines	14	4
Deutsche Bank, Russia	3	3
Deutsche Bank, Russia (U.S. Dollar account)	5	1
Deutsche Bank, Singapore	17	6
Deutsche Bank, Spain	1	–
Deutsche Bank, Switzerland	18	5
Deutsche Bank, Switzerland (U.S. Dollar Account)	–	1
Deutsche Bank, United Kingdom	74	25
HSBC Bank, Hong Kong	2	1
ICICI Bank, EEFC (U.S. Dollar account)	5	3
ICICI Bank, India	33	40
Nordbanken, Sweden	26	22
Punjab National Bank, India	12	6
Royal Bank of Canada, Canada	9	5
Splitska Banka D.D., Société Générale Group, Croatia	8	–
State Bank of India	–	6
	1,624	1,166

 (In crore)

Particulars	As at
	March 31, 2018	March 31, 2017
In deposit accounts
Axis Bank	–	945
Barclays Bank	200	825
HDFC Bank	2,423	349
HSBC Bank	–	500
ICICI Bank	3,467	4,351
IDBI Bank	–	1,750
IDFC Bank	1,500	–
IndusInd Bank	1,000	191
Kotak Mahindra Bank	–	500
South Indian Bank	200	200
Standard Chartered Bank	–	500
Syndicate Bank	–	49
Yes Bank	–	485
	8,790	10,645
In unpaid dividend accounts
Axis Bank - Unpaid dividend account	1	2
HDFC Bank - Unpaid dividend account	1	2
ICICI Bank - Unpaid dividend account	20	13
	22	17
In margin money deposits against guarantees
Canara Bank	151	177
ICICI Bank	202	217
	353	394
Deposits with financial institution
HDFC Limited	4,781	6,231
LIC Housing Finance Limited	1,200	700
	5,981	6,931
Total cash and cash equivalents	16,770	19,153

2.8 OTHER ASSETS

(In crore)

Particulars	As at
	March 31, 2018	March 31, 2017
Non-current
Capital advances	420	562
Advances other than capital advance
Prepaid gratuity (refer to note 2.20)	23	56
Others
Prepaid expenses	49	95
Deferred contract cost	262	283
Withholding taxes and others	1,407	–
	2,161	996
Current
Advances other than capital advance
Payment to vendors for supply of goods	103	87
Others
Prepaid expenses (1)	449	387
Deferred contract cost	44	74
Withholding taxes and others	843	1,665
	1,439	2,213

Total other assets	3,600	3,209
(1) Includes dues from subsidiaries (Refer note no. 2.23)	115	56

Deferred contract costs are upfront costs incurred for the contract and are amortized over the term of the contract. Withholding taxes and others primarily consist of input tax credits.

2.9 FINANCIAL INSTRUMENTS

Accounting Policy

2.9.1 Initial recognition

The Company recognizes financial assets and financial liabilities when it becomes a party to the contractual provisions of the instrument. All financial assets and liabilities are recognized at fair value on initial recognition, except for trade receivables which are initially measured at transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities, that are not at fair value through profit or loss, are added to the fair value on initial recognition. Regular way purchase and sale of financial assets are accounted for at trade date.

2.9.2 Subsequent measurement

a. Non-derivative financial instruments

(i) Financial assets carried at amortized cost

A financial asset is subsequently measured at amortized cost if it is held within a business model whose objective is to hold the asset in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(ii) Financial assets at fair value through other comprehensive income

A financial asset is subsequently measured at fair value through other comprehensive income if it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The Company has made an irrevocable election for its investments which are classified as equity instruments to present the subsequent changes in fair value in other comprehensive income based on its business model. Further, in cases where the Company has made an irrevocable election based on its business model, for its investments which are classified as equity instruments, the subsequent changes in fair value are recognized in other comprehensive income.

(iii) Financial assets at fair value through profit or loss

A financial asset which is not classified in any of the above categories are subsequently fair valued through profit or loss.

(iv) Financial liabilities

Financial liabilities are subsequently carried at amortized cost using the effective interest method, except for contingent consideration recognized in a business combination which is subsequently measured at fair value through profit or loss. For trade and other payables maturing within one year from the Balance Sheet date, the carrying amounts approximate fair value due to the short maturity of these instruments.

(v) Investment in subsidiaries

Investment in subsidiaries is carried at cost in the separate financial statements.

b. Derivative financial instruments

The Company holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank.

(i) Financial assets or financial liabilities, at fair value through profit or loss.

This category has derivative financial assets or liabilities which are not designated as hedges.

Although the Company believes that these derivatives constitute hedges from an economic perspective, they may not qualify for hedge accounting under Ind AS 109, Financial Instruments. Any derivative that is either not designated as hedge, or is so designated but is ineffective as per Ind AS 109, is categorized as a financial asset or financial liability, at fair value through profit or loss.

Derivatives not designated as hedges are recognized initially at fair value and attributable transaction costs are recognized in net profit in the Statement of Profit and Loss when incurred. Subsequent to initial recognition, these derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets/ liabilities in this category are presented as current assets/current liabilities if they are either held for trading or are expected to be realized within 12 months after the Balance Sheet date.

(ii) Cash flow hedge

The Company designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions.

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the net profit in the Statement of Profit and Loss. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in cash flow hedging reserve till the period the hedge was effective remains in cash flow hedging reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the net profit in the Statement of Profit and Loss upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, then the amount accumulated in cash flow hedging reserve is reclassified to net profit in the Statement of Profit and Loss.

c. Share capital

Ordinary Shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares and share options and buy back of ordinary shares are recognized as a deduction from equity, net of any tax effects.

2.9.3 Derecognition of financial instruments

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the financial asset and the transfer qualifies for derecognition under Ind AS 109. A financial liability (or a part of a financial liability) is derecognized from the Company's Balance Sheet when the obligation specified in the contract is discharged or cancelled or expires.

2.9.4 Fair value of financial instruments

In determining the fair value of its financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

Refer to table below for the disclosure on carrying value and fair value of financial assets and liabilities. For financial assets and liabilities maturing within one year from the Balance Sheet date and which are not carried at fair value, the carrying amounts approximate fair value due to the short maturity of these instruments.

2.9.5 Impairment

The Company recognizes loss allowances using the expected credit loss (ECL) model for the financial assets which are not fair valued through profit or loss. Loss allowance for trade receivables with no significant financing component is measured at an amount equal to lifetime ECL. For all other financial assets, expected credit losses are measured at an amount equal to the 12-month ECL, unless there has been a significant increase in credit risk from initial recognition in which case those are measured at lifetime ECL. The amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized is recognized as an impairment gain or loss in the statement of profit or loss.

Financial instruments by category

The carrying value and fair value of financial instruments by categories as at March 31, 2018 are as follows:

(In crore)

Particulars	Amortized cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer Note no. 2.7)	16,770	–	–	–	–	16,770	16,770
Investments (Refer note no.2.3)
Equity and preference securities and others	–	–	7	117	–	124	124
Tax free bonds and government bonds	1,832	–	–	–	–	1,832	2,079*
Redeemable, non–convertible debentures (1)	1,780	–	–	–	–	1,780	1,780
Fixed maturity plans securities	–	–	376	–	–	376	376
Certificates of deposit	–	–	–	–	4,901	4,901	4,901
Non convertible debentures	–	–	–	–	3,580	3,580	3,580
Commercial papers	–	–	–	–	293	293	293
Trade receivables (Refer Note no. 2.6)	12,151	–	–	–	–	12,151	12,151
Loans (Refer note no. 2.4)	412	–	–	–	–	412	412
Other financial assets (Refer Note no. 2.5)	6,067	–	4	–	12	6,083	6,001**
Total	39,012	–	387	117	8,786	48,302	48,467
Liabilities:
Trade payables (Refer Note no. 2.12)	738	–	–	–	–	738	738
Other financial liabilities (Refer Note no. 2.11)	4,241	–	91	–	3	4,335	4,335
Total	4,979	–	91	–	3	5,073	5,073

(1) The carrying value of debentures approximates fair value as the instruments are at prevailing market rates

* On account of fair value changes including interest accrued

** Excludes interest accrued on tax free bonds

The carrying value and fair value of financial instruments by categories as at March 31, 2017 were as follows:

(In crore)

Particulars	Amortized cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer Note no. 2.7)	19,153	–	–	–	–	19,153	19,153
Investments (Refer Note no. 2.3)
Equity and preference securities and others	–	–	3	132	–	135	135
Tax free bonds and government bonds	1,833	–	–	–	–	1,833	2,142 *
Liquid mutual fund units	–	–	1,755	–	–	1,755	1,755
Redeemable, non-convertible debentures (1)	2,129	–	–	–	–	2,129	2,129
Fixed maturity plans	–	–	508	–	–	508	508
Certificates of deposit	–	–	–	–	7,635	7,635	7,635
Non convertible debentures	–	–	–	–	3,677	3,677	3,677
Trade receivables (Refer Note no. 2.6)	10,960	–	–	–	–	10,960	10,960
Loans (Refer note no. 2.4)	315	–	–	–	–	315	315
Other financial assets (Refer Note no. 2.5)	5,351	–	216	–	52	5,619	5,537 **
Total	39,741	–	2,482	132	11,364	53,719	53,946
Liabilities:
Trade payables (Refer note no. 2.12)	269	–	–	–	–	269	269
Other financial liabilities (Refer Note no. 2.11)	3,867	–	87	–	–	3,954	3,954
Total	4,136	–	87	–	–	4,223	4,223

(1) The carrying value of debentures approximates fair value as the instruments are at prevailing market rates

* On account of fair value changes including interest accrued

** Excludes interest accrued on tax free bonds

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents fair value hierarchy of assets and liabilities as at March 31, 2018:

 (In crore)

Particulars	As at March 31, 2018	Fair value measurement at end of the reporting period/year using
		Level 1	Level 2	Level 3
Assets
Investments in tax free bonds (Refer Note no. 2.3)	2,078	1,806	272	–
Investments in government bonds (Refer Note no. 2.3)	1	1	–	–
Investments in equity instruments (Refer Note no. 2.3)	1	–	–	1
Investments in preference securities (Refer Note no. 2.3)	116	–	–	116
Investments in fixed maturity plan securities (Refer Note no. 2.3)	376	–	376	–
Investments in certificates of deposit (Refer Note no. 2.3)	4,901	–	4,901	–
Investments in non convertible debentures (Refer Note no. 2.3)	3,580	2,493	1,087	–
Investments in commercial paper (Refer Note no. 2.3)	293	–	293	–
Other investments (Refer Note no. 2.3)	7	–	–	7
Derivative financial instruments - gain on outstanding foreign currency forward and option contracts (Refer Note no. 2.5)	16	–	16	–
Liabilities
Derivative financial instruments - loss on outstanding foreign currency forward and option contracts (Refer Note no. 2.11)	40	–	40	–
Liability towards contingent consideration (Refer note no. 2.11)(1)(2)	54	–	–	54

(1)	Pertains to contingent consideration payable to selling shareholders of Kallidus and Brilliant Basics Holding Limited as per the share purchase agreement.
(2)	Discounted 21 crore at 10% pertaining to Brilliant Basics

During the year ended March 31, 2018, quoted debt securities of 402 crore were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on Quoted price, and 1,015 crore were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

The movement in level 3 investments from March 31, 2017 to March 31, 2018 is on account of purchase of additional investments, disposals during the year and change in fair value.

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as at March 31, 2017:

 (In crore)

Particulars	As at March 31, 2017	Fair value measurement at end of the reporting period/year using
		Level 1	Level 2	Level 3
Assets
Investments in liquid mutual fund units (Refer Note no. 2.3)	1,755	1,755	–	–
Investments in tax free bonds (Refer Note no. 2.3)	2,142	206	1,936	–
Investments in equity instruments (Refer Note no. 2.3)	1	–	–	1
Investments in preference securities (Refer Note no. 2.3)	131	–	–	131
Investments in fixed maturity plan securities (Refer Note no. 2.3)	508	–	508	–
Investments in certificates of deposit (Refer Note no. 2.3)	7,635	–	7,635	–
Investments in non convertible debentures (Refer Note no. 2.3)	3,677	3,160	517	–
Other investments (Refer Note no. 2.3)	3	–	–	3
Derivative financial instruments - gain on outstanding foreign currency forward and option contracts (Refer Note no. 2.5)	268	–	268	–
Liabilities
Derivative financial instruments - loss on outstanding foreign currency forward and option contracts (Refer note 2.11)	2	–	2	–
Liability towards contingent consideration (Refer note no. 2.11)(1)(2)	85	–	–	85

(1)	Pertains to contingent consideration payable to selling shareholders of Kallidus as per the share purchase agreement.
(2)	Discounted 91 crore at 14.2%

During the year ended March 31, 2017, tax-free bonds of 115 crore were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

A one percentage point change in the unobservable inputs used in fair valuation of Level 3 assets and liabilities does not have a significant impact in its value.

The movement in contingent consideration as at March 31, 2018 from March 31, 2017 is mainly on account of settlement of 45 crore pertaining to Kallidus acquisiton and addition of 17 crore in relation to acquisition of Brilliant Basics Holdings Limited.(Refer note no. 2.2)

Financial risk management

Financial risk factors

The Company's activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Company's primary focus is to foresee the unpredictability of financial markets and seek to minimize potential adverse effects on its financial performance. The primary market risk to the Company is foreign exchange risk. The Company uses derivative financial instruments to mitigate foreign exchange related risk exposures. The Company's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers.

Market risk

The Company operates internationally and a major portion of the business is transacted in several currencies and consequently the Company is exposed to foreign exchange risk through its sales and services in the United States and elsewhere, and purchases from overseas suppliers in various foreign currencies. The Company holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The exchange rate between the Indian rupee and foreign currencies has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of the Company’s operations are adversely affected as the rupee appreciates/ depreciates against these currencies.

The following table analysis foreign currency risk from financial instruments as at March 31, 2018:

(In crore)

Particulars	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	858	139	82	186	271	1,536
Trade receivables	7,776	1,522	871	743	550	11,462
Other financials assets ( including loans)	2,196	597	335	159	305	3,592
Trade payables	(312)	(60)	(168)	(36)	(22)	(598)
Other financial liabilities	(1,962)	(252)	(148)	(220)	(162)	(2,744)
Net assets / (liabilities)	8,556	1,946	972	832	942	13,248

The following table analyzes foreign currency risk from financial instruments as at March 31, 2017:

(In crore)

Particulars	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	849	79	33	45	97	1,103
Trade Receivables	7,611	1,005	793	533	361	10,303
Other financials assets ( including loans)	2,686	436	365	148	136	3,771
Trade payables	(145)	(5)	(11)	(12)	(22)	(195)
Other financial liabilities	(1,847)	(227)	(169)	(186)	(137)	(2,566)
Net assets / (liabilities)	9,154	1,288	1,011	528	435	12,416

Sensitivity analysis between Indian Rupee and USD

Particulars	Year ended March 31,
	2018	2017
Impact on the Company's incremental Operating Margins	0.52%	0.52%

Sensitivity analysis is computed based on the changes in the income and expenses in foreign currency upon conversion into functional currency, due to exchange rate fluctuations between the previous reporting period and the current reporting period.

Derivative financial instruments

The Company holds derivative financial instruments such as foreign currency forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank. These derivative financial instruments are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace.

The following table gives details in respect of outstanding foreign currency forward and option contracts:

Particulars	As at		As at
	March 31, 2018		March 31, 2017
	In million	In crore	In million	In crore
Derivatives designated as cash flow hedges
Forward contracts
In Australian dollars	–	–	130	644
In Euro	–	–	95	658
In United Kingdom Pound Sterling	–	–	40	324
Option Contracts
In Australian dollars	60	300	–	–
In Euro	100	808	40	277
In United Kingdom Pound Sterling	20	184	–	–
Other derivatives
Forward contracts
In Australian dollars	–	–	30	149
In Canadian dollars	20	99	–	–
In Euro	86	695	106	735
In Japanese Yen	550	34	–	–
In New Zealand dollars	16	76	–	–
In Norwegian Krone	40	34	–	–
In South African Rand	25	14	–	–
In Singapore dollars	5	25	5	23
In Swedish Krona	50	40	50	36
In Swiss Franc	21	146	10	65
In U.S. dollars	556	3,624	480	3,113
In United Kingdom Pound Sterling	45	415	70	566
Option Contracts
In Australian dollars	20	100	–	–
In Canadian dollars	–	–	13	65
In Euro	45	363	25	173
In Swiss Franc	5	33	–	–
In U.S. dollars	320	2,086	195	1,265
In United Kingdom Pound Sterling	25	231	30	243
Total forwards and options		9,307		8,336

The foreign exchange forward and option contracts mature within twelve months. The table below analyzes the derivative financial instruments into relevant maturity groupings based on the remaining period as at the balance sheet date:

(In crore)

Particulars	As at	As at
	March 31, 2018	March 31, 2017
Not later than one month	2,693	2,215
Later than one month and not later than three months	4,274	4,103
Later than three months and not later than one year	2,340	2,018
	9,307	8,336

During the year ended March 31, 2018, the Company has designated certain foreign exchange forward and option contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions. The related hedge transactions for balance in cash flow hedging reserve are expected to occur and reclassified to statement of profit or loss within 3 months.

Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument, including whether the hedging instrument is expected to offset changes in cash flows of hedged items.

If the hedge ratio for risk management purposes is no longer optimal but the risk management objective remains unchanged and the hedge continues to qualify for hedge accounting, the hedge relationship will be rebalanced by adjusting either the volume of the hedging instrument or the volume of the hedged item so that the hedge ratio aligns with the ratio used for risk management purposes. Any hedge ineffectiveness is calculated and accounted for in the Statement of Profit or Loss at the time of the hedge relationship rebalancing.

The following table provides the reconciliation of effective portion of cash flow hedges for the year ended March 31, 2018 and March 31, 2017:

(In crore)

Particulars	Year ended March 31,
	2018	2017
Balance at the beginning of the year	39	–
Gain / (Loss) recognized in other comprehensive income during the year	(93)	121
Amount reclassified to profit and loss during the year	41	(69)
Tax impact on above	13	(13)
Balance at the end of the year	–	39

The Company offsets a financial asset and a financial liability when it currently has a legally enforceable right to set off the recognized amounts and the Company intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

The following table provides quantitative information about offsetting of derivative financial assets and derivative financial liabilities:

(In crore)

Particulars	As at		As at
	March 31, 2018		March 31, 2017
	Derivative financial asset	Derivative financial liability	Derivative financial asset	Derivative financial liability
Gross amount of recognized financial asset/liability	20	(44)	269	(3)
Amount set off	(4)	4	(1)	1
Net amount presented in balance sheet	16	(40)	268	(2)

Credit risk

Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. The maximum exposure to the credit risk at the reporting date is primarily from trade receivables amounting to 12,151 crore and 10,960 crore as at March 31, 2018 and March 31, 2017, respectively and unbilled revenue amounting to 3,573 crore and 3,200 crore as at March 31, 2018 and March 31, 2017, respectively. Trade receivables and unbilled revenue are typically unsecured and are derived from revenue earned from customers primarily located in the United States. Credit risk has always been managed by the Company through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the Company grants credit terms in the normal course of business. The Company uses expected credit loss model to assess the impairment loss or gain. The Company uses a provision matrix to compute the expected credit loss allowance for trade receivables and unbilled revenues. The provision matrix takes into account available external and internal credit risk factors such as credit default swap quotes, credit ratings from international credit rating agencies and the Company's historical experience for customers.

The following table gives details in respect of percentage of revenues generated from top customer and top ten customers:

(In %)

Particulars	Year ended March 31,
	2018	2017
Revenue from top customer	3.9	3.9
Revenue from top ten customers	21.0	23.1

Credit risk exposure

The allowance for lifetime expected credit loss on customer balances for the year ended March 31, 2018 and March 31, 2017 was 18 crore and 135 crore respectively.

Movement in credit loss allowance:

       (In crore)

Particulars	Year ended March 31,
	2018	2017
Balance at the beginning	379	249
Impairment loss recognized/ reversed	18	135
Amounts written off	(3)	(1)
Translation differences	7	(4)
Balance at the end	401	379

Credit risk on cash and cash equivalents is limited as we generally invest in deposits with banks and financial institutions with high credit ratings assigned by international and domestic credit rating agencies. Investments primarily include investment in liquid mutual fund units, fixed maturity plan securities, quoted bonds issued by government and quasi government organizations, non convertible debentures issued by government aided institutions and certificates of deposit.

Liquidity risk

The Company's principal sources of liquidity are cash and cash equivalents and the cash flow that is generated from operations. The Company has no outstanding borrowings. The Company believes that the working capital is sufficient to meet its current requirements.

As at March 31, 2018, the Company had a working capital of 30,903 crore including cash and cash equivalents of 16,770 crore and current investments of 5,907 crore. As at March 31, 2017, the Company had a working capital of 35,896 crore including cash and cash equivalents of 19,153 crore and current investments of 9,643 crore.

As at March 31, 2018 and March 31, 2017, the outstanding compensated absences were 1,260 crore and 1,142 crore, respectively, which have been substantially funded. Accordingly, no liquidity risk is perceived.

The table below provides details regarding the contractual maturities of significant financial liabilities as at March 31, 2018:

(In crore)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	738	–	–	–	738
Other financial liabilities (excluding liability towards acquisition) (Refer Note 2.11)	4,241	–	–	–	4,241
Liability towards acquisitions on an undiscounted basis (including contingent consideration)	41	7	7	–	55

The table below provides details regarding the contractual maturities of significant financial liabilities as at March 31, 2017:

(In crore)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	269	–	–	–	269
Other financial liabilities (excluding liability towards acquisition) (Refer Note 2.11)	3,867	–	–	–	3,867
Liability towards acquisitions on an undiscounted basis (including contingent consideration)	45	46	–	–	91

2.10 EQUITY

EQUITY SHARE CAPITAL

(In crore, except as otherwise stated)

Particulars	As at
	March 31, 2018	March 31, 2017
Authorized
Equity shares, 5/- par value
2,40,00,00,000 (2,40,00,00,000) equity shares	1,200	1,200
Issued, Subscribed and Paid-Up
Equity shares, 5/- par value (1)	1,092	1,148
2,18,41,14,257 (2,29,69,44,664) equity shares fully paid-up
	1,092	1,148

(1) Refer note no. 2.21 for details of basic and diluted shares

Forfeited shares amounted to 1,500/- (1,500/-)

The Company has only one class of shares referred to as equity shares having a par value of 5/-. Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depositary Shares (ADS) carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share

In the period of five years immediately preceding March 31, 2018:

The Company has allotted 1,14,84,72,332 and 57,42,36,166 fully paid-up shares of face value 5/- each during the quarter ended June 30, 2015 and December 31, 2014, pursuant to bonus issue approved by the shareholders through postal ballot. For both the bonus issues, bonus share of one equity share for every equity share held, and a stock dividend of one ADS for every ADS held, respectively, has been allotted. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder remains unchanged. Options granted under the restricted stock unit plan (RSU) have been adjusted for bonus shares.

In the event of liquidation of the Company, the holders of equity shares will be entitled to receive any of the remaining assets of the Company in proportion to the number of equity shares held by the shareholders, after distribution of all preferential amounts. However, no such preferential amounts exist currently.

Dividends

Final dividends on shares are recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company's Board of Directors.

The Company declares and pays dividends in Indian rupees. The remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable distribution taxes. Dividend distribution tax paid by subsidiaries may be reduced / available as a credit against dividend distribution tax payable by Infosys Limited.

Amount of per share dividend recognized as distribution to equity shareholders:(in )

Particulars	Year ended March 31,
	2018	2017
Final Dividend for fiscal 2016	–	14.25
Interim Dividend for fiscal 2017	–	11.00
Final Dividend for fiscal 2017	14.75	–
Interim Dividend for fiscal 2018	13.00	–

Effective from Financial Year 2018, the Company's policy is to payout up to 70% of the free cash flow of the corresponding Financial Year in such manner (including by way of dividend and / or share buyback) as may be decided by the Board from time to time, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS. Dividend payout includes dividend distribution tax.

The Board of Directors recommended a final dividend of 20.5/- per equity share for the financial year ended March 31, 2018 and a special dividend of 10/- per equity share. The payment is subject to the approval of the shareholders in the ensuing Annual General Meeting of the Company, to be held on June 23, 2018 and if approved would result in a cash outflow of approximately 7,982 crore, including dividend distribution tax.

The Board of Directors, in their meeting on October 24, 2017, declared an interim dividend of 13/- per equity share, which resulted in a cash outflow of 3,422 crore, inclusive of dividend distribution tax.

During the year ended March 31, 2018, the Company received 846 crore as dividend from its majority owned subsidiary. Dividend distribution tax paid by the subsidiary on such dividend has been reduced as credit against dividend distribution tax payable by Infosys.

Buyback

The Board, at its meeting on August 19, 2017, approved a proposal for the Company to buyback its fully paid-up equity shares of face value of 5/- each from the eligible equity shareholders of the Company for an amount not exceeding 13,000 crore. The shareholders approved the said proposal of buyback of Equity Shares through the postal ballot that concluded on October 7, 2017. The Buyback offer comprised a purchase of 11,30,43,478 Equity Shares aggregating 4.92% of the paid-up equity share capital of the Company at a price of 1,150/- per Equity share. The buyback was offered to all eligible equity shareholders (including those who became equity shareholders as on the Record date by cancelling American Depository Shares and withdrawing underlying Equity shares) of the Company as on the Record Date (i.e November 1, 2017) on a proportionate basis through the "Tender offer" route. The Company concluded the buyback procedures on December 27, 2017 and 11,30,43,478 equity shares were extinguished. The company has funded the buyback from its securities premium and general reserve. In accordance with section 69 of the Companies Act, 2013, the company has created ‘Capital Redemption Reserve’ of 56 crore equal to the nominal value of the shares bought back as an appropriation from general reserve.

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the Company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As of March 31, 2018, the Company has only one class of equity shares and has no debt. Consequent to the above capital structure there are no externally imposed capital requirements

The details of shareholder holding more than 5% shares as at March 31, 2018 and March 31, 2017 are set out below :

Name of the shareholder	As at March 31, 2018		As at March 31, 2017
	Number of shares	% held	Number of shares	% held
Deutsche Bank Trust Company Americas (Depository of ADR's - legal ownership)	37,99,05,859	17.39	38,33,17,937	16.69
Life Insurance Corporation of India	14,95,14,017	6.85	16,14,36,123	7.03

The reconciliation of the number of shares outstanding and the amount of share capital as at March 31, 2018 and March 31, 2017 is set out below:

in crore, except as stated otherwise

Particulars	As at March 31, 2018		As at March 31, 2017
	Number of shares	Amount	Number of shares	Amount
Number of shares at the beginning of the period	2,29,69,44,664	1,148	2,29,69,44,664	1,148
Add: Shares issued on exercise of employee stock options	213,071	–	–	–
Less: Shares bought back	11,30,43,478	56	–	–
Number of shares at the end of the period	2,18,41,14,257	1,092	2,29,69,44,664	1,148

Employee Stock Option Plan (ESOP):

Accounting Policy

The Company recognizes compensation expense relating to share-based payments in net profit using fair-value in accordance with Ind AS 102, Share-Based Payment. The estimated fair value of awards is charged to income on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards with a corresponding increase to share options outstanding account.

Amendment to Ind AS 102:

Effective April 1, 2017, the Company adopted amendment to Ind AS 102 which provides specific guidance to measurement of cash-settled awards, modification of cash-settled awards and awards that include a net settlement feature in respect of withholding taxes. The adoption of amendment did not have any material effect on the financial statements.

2015 Stock Incentive Compensation Plan (the 2015 Plan) (formerly 2011 RSU Plan):

On March 31, 2016, pursuant to the approval by the shareholders through postal ballot, the Board has been authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Stock Incentive Compensation Plan (the 2015 Plan). The maximum number of shares under the 2015 plan shall not exceed 2,40,38,883 equity shares (this includes 1,12,23,576 equity shares which are held by the trust towards the 2011 Plan as at March 31, 2016). Out of this 1,70,38,883 equity shares will be issued as RSUs at par value and 70,00,000 equity shares will be issued as stock options at market price on the date of the grant. These instruments will generally vest over a period of 4 years and the Company expects to grant the instruments under the 2015 Plan over the period of 4 to 7 years.

Controlled trust holds 1,08,01,956 and 1,12,89,514 shares as at March 31, 2018 and March 31, 2017, respectively under the 2015 plan, out of which 1,00,000 equity shares have been earmarked for welfare activities of the employees.

Stock incentives granted to Salil Parekh (CEO & MD)

Pursuant to the approval of the shareholders through a postal ballot on February 20, 2018, Salil Parekh (CEO & MD) is eligible to receive under the 2015 Plan,

a)	an annual grant of RSUs of fair value 3.25 crore which will vest over time in 3 equal annual installments upon completion of each year of service from the respective grant date
b)	a one-time grant of RSUs of fair value 9.75 crore which will vest over time in 2 equal annual installments upon completion of each year of service from the grant date and
c)	annual grant of performance based RSUs of fair value 13 crore which will vest after completion of three years the first of which concludes on March 31, 2021, subject to achievement of performance targets set by the Board or its committee.

The Board based on the recommendations of the Nomination and Remuneration committee approved on February 27, 2018,  the annual time based grant for FY18 of 28,256 RSUs and the one-time time based grant of 84,768 RSUs. The grants were made effective February 27, 2018. Though the annual time based grants for the remaining employment term have not been granted as of March 31, 2018 , in accordance with Ind AS 102, Share based payments the company has recorded employment stock compensation expense.

Stock incentives granted to Dr. Vishal Sikka

Consequent to Dr. Vishal Sikka's resignation from the company on August 24, 2017, the unvested stock incentives (time-based and performance based awards) granted to him were forfeited.

Stock incentives granted to COO:

The Nomination and Remuneration Committee ('Committee') in its meeting held on October 14, 2016 recommended a grant of 27,250 RSUs and 43,000 ESOPs amounting to 4 crore to U. B. Pravin Rao, under the 2015 Plan and the same was approved by the shareholders through postal ballot on March 31, 2017. These RSUs and ESOPs have been granted effective May 2, 2017. These RSUs and stock options would vest over a period of 4 years and shall be exercisable within the period as approved by the Committee. The exercise price of the RSU's will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant, as approved by the shareholders.

Stock incentives granted to KMPs (other than CEO and COO and Dr. Vishal Sikka)

On November 1, 2016, 2,47,250 RSUs and 5,02,550 stock options were granted under the 2015 plan, to key management personnel, excluding Vishal Sikka and COO, based on fiscal 2016 performance. On August 1, 2017, 58,150 RSUs and 44,450 ESOPs were granted to the General Counsel. These RSUs and stock options will vest within a period of 4 years and shall be exercisable within the period as approved by the Committee. The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant. On February 27, 2018, based on the recommendation and approval of the Nomination and Remuneration Committee the company granted 214,950 RSUs to the KMP other than CEO and COO. These instruments will vest over a period of 4 years and are subject to continued service.

During the year ended March 31, 2018, three of the KMPs have resigned (Refer to note no. 2.23 Related party transactions for further details) and hence the RSUs and stock options granted to them were forfeited.

Stock incentive granted to other employees:

During fiscal 2017, the company granted 25,06,740 RSUs and 7,03,300 ESOPs and 1,12,210 incentive units (cash settled) to certain eligible employees at mid and senior levels under the 2015 plan. Further, on May 2, 2017, the company granted 37,090 RSUs (includes equity shares and equity shares represented by ADS) at par value, 73,600 employee stock options (ESOPs) (including equity shares and equity shares represented by ADS) to be exercised at market price at the time of grant, to certain employees at the senior management level. On August 1, 2017, 7,450 incentive units (cash settled) were granted to employees at the senior management level. These instruments will vest over a period of 4 years and are subject to continued service. On February 27, 2018 15,59,920 RSUs and 42,590 incentive units (cash settled) were granted to eligible employees. These instruments will vest over a period of 4 years and are subject to continued service.

As at March 31, 2018 and March 31, 2017, 1,11,757 and 1,06,845 incentive units were outstanding (net of forfeitures).

Break-up of employee stock compensation expenses

( in crore)

Particulars	Year ended March 31,
	2018	2017
Granted to:
KMP (2)	(13)	36
Employees other than KMP	85	71
Total (1)	72	107
(1)Cash settled stock compensation expense included in the above	1	1

(2)	Includes a reversal of stock compensation cost of 35 crore towards forfeiture of stock incentives granted to Dr. Vishal Sikka upon his resignation.

The carrying value of liability towards cash settled share based payments was and 6 crore and 3 crore as at March 31, 2018 and March 31, 2017, respectively.

The activity in the 2015 Plan (formerly 2011 RSU Plan) for equity-settled share based payment transactions during the year ended March 31, 2018 is set out below:

Particulars	Year ended March 31, 2018		Year ended March 31, 2017
	Shares arising out of options	Weighted average exercise price ()	Shares arising out of options	Weighted average exercise price ()
2015 Plan: RSU
Outstanding at the beginning	2,961,373	5	221,505	5
Granted	2,280,608	5	2,874,690	5
Exercised	648,217	5	100,760	5
Forfeited and expired	843,355	5	34,062	5
Outstanding at the end	3,750,409	5	2,961,373	5
Exercisable at the end	24,205	5	–	–
2015 Plan: Employee Stock Options (ESOPs)
Outstanding at the beginning	1,197,650	992	–	–
Granted	491,575	943	1,205,850	992
Exercised	52,412	983	–	–
Forfeited and expired	669,900	961	8,200	992
Outstanding at the end	966,913	986	1,197,650	992
Exercisable at the end	196,912	992	–	–

During the year ended March 31, 2018 and March 31, 2017, the weighted average share price of options exercised under the 2015 Plan on the date of exercise was 992 and 1,084 respectively.

The following table summarizes information about equity settled RSUs and ESOPs outstanding as at March 31, 2018:

Range of exercise prices per share ()	Options outstanding
	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ()
2015 Plan:
0 - 5 (RSU)	3,750,409	1.89	5.00
900 - 1100 (ESOP)	966,913	6.60	992.68
	4,717,322	2.57	207.45

The following table summarizes information about equity settled RSUs and ESOPs outstanding as at March 31, 2017:

Range of exercise prices per share ()	Options outstanding
	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ()
2015 Plan:
0 - 5 (RSU)	2,961,373	1.88	5.00
900 - 1100 (ESOP)	1,197,650	7.09	1,026.50
	4,159,023	3.38	299.16

The fair value of each equity settled award is estimated on the date of grant using the Black-Scholes-Merton model with the following assumptions:

Particulars	For options granted in
	Fiscal 2018- Equity Shares-RSU	Fiscal 2018- Equity shares ESOP	Fiscal 2018- ADS-RSU	Fiscal 2018- ADS- ESOP
Weighted average share price () / ($- ADS)	1,144	923	16.61	14.65
Exercise price ()/ ($- ADS)	5.00	919	0.08	14.67
Expected volatility (%)	20–25	25–28	21–26	25–31
Expected life of the option (years)	1 – 4	3 – 7	1 – 4	3 – 7
Expected dividends (%)	2.78	2.78	2.74	2.74
Risk–free interest rate (%)	6 – 7	6 – 7	1 – 2	1 – 2
Weighted average fair value as on grant date () / ($- ADS)	1,066	254	15.47	2.93

Particulars	For options granted in
	Fiscal 2017- Equity Shares-RSU	Fiscal 2017- Equity shares ESOP	Fiscal 2017- ADS-RSU	Fiscal 2017- ADS- ESOP
Weighted average share price () / ($- ADS)	1,067	989	15.77	15.26
Exercise price ()/ ($- ADS)	5	998	0.07	15.26
Expected volatility (%)	24–29	27–29	26–29	27–31
Expected life of the option (years)	1 – 4	3 – 7	1 – 4	3 – 7
Expected dividends (%)	2.37	2.37	2.29	2.29
Risk-free interest rate (%)	6– 7	6– 7	1 – 2	1 – 2
Weighted average fair value as on grant date () / ($- ADS)	1,002	285	14.84	3.46

The expected life of the RSU / ESOP is estimated based on the vesting term and contractual term of the RSU / ESOP, as well as expected exercise behaviour of the employee who receives the RSU / ESOP. Expected volatility during the expected term of the RSU / ESOP is based on historical volatility of the observed market prices of the Company's publicly traded equity shares during a period equivalent to the expected term of the RSU / ESOP.

2.11 OTHER FINANCIAL LIABILITIES

(In crore)

Particulars	As at
	March 31, 2018	March 31, 2017
Non-current
Others
Compensated absences	42	–
Payable for acquisition of business- Contingent consideration	13	40
	55	40
Current
Unpaid dividends	22	17
Others
Accrued compensation to employees	2,048	1,404
Accrued expenses (1)	1,776	2,013
Retention monies	63	153
Payable for acquisition of business - Contingent consideration	41	45
Capital creditors	148	36
Compensated absences	1,218	1,142
Other payables (2)	184	244
Foreign currency forward and options contracts	40	2
	5,540	5,056
Total financial liabilities	5,595	5,096
Financial liability carried at amortized cost	4,241	3,867
Financial liability carried at fair value through profit or loss	91	87
Financial liability carried at fair value through other comprehensive income	3	–
Liability towards acquisition of business on undiscounted basis	55	91
(1) Includes dues to subsidiaries (Refer note no. 2.23)	9	3
(2) Includes dues to subsidiaries (Refer note no. 2.23)	19	14

2.12 TRADE PAYABLES

(In crore)

Particulars	As at
	March 31, 2018	March 31, 2017
Trade payables(1)	738	269
	738	269
(1)Includes dues to subsidiaries (refer note no. 2.23)	178	135

As at March 31, 2018 and March 31, 2017, there are no outstanding dues to micro and small enterprises. There are no interest due or outstanding on the same.

2.13 OTHER LIABILITIES

(In crore)

Particulars	As at
	March 31, 2018	March 31, 2017
Non current
Deferred income	36	42
Deferred rent	117	–
	153	42
Current
Unearned revenue	1,887	1,320
Client deposits	32	–
Others
Withholding taxes and others	1,029	1,027
Deferred Rent	24	2
	2,972	2,349
	3,125	2,391

2.14 PROVISIONS

Accounting Policy

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that is reasonably estimable, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

a. Post sales client support

The Company provides its clients with a fixed-period post sales support for corrections of errors and support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded in the Statement of Profit and Loss. The Company estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

b. Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Company recognizes any impairment loss on the assets associated with that contract.

(In crore)

Particulars	As at
	March 31, 2018	March 31, 2017
Current
Others
Post-sales client support and warranties and others	436	350
	436	350

Provision for post-sales client support and warranties and others

The movement in the provision for post-sales client support and warranties and others is as follows :

(In crore)

Particulars	Year ended ended March 31, 2018
Balance at the beginning	350
Provision recognized/(reversed)	130
Provision utilized	(46)
Exchange difference	2
Balance at the end	436

Provision for post-sales client support and warranties and other provisions are expected to be utilized over a period of 6 months to 1 year.

2.15 INCOME TAXES

Accounting Policy

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the Statement of Profit and Loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future. The Company offsets current tax assets and current tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to share premium.

Income tax expense in the statement of profit and loss comprises:

(In crore)

Particulars	Year ended March 31,
	2018	2017
Current taxes	4,003	5,068
Deferred taxes	(250)	52
Income tax expense	3,753	5,120

Advance Pricing Agreement (“APA”)

During the three months ended December 31, 2017, the Company had concluded an Advance Pricing Agreement (“APA”) with the US Internal Revenue Service ("IRS") for the US branch covering the years ending March 2011 to March 2021. Under the APA, the Company and the IRS have agreed on the methodology to allocate revenues and compute the taxable income of the Company’s US Branch operations

During the three months ended December 31, 2017, in accordance with the APA, the company has reversed income tax expense provision of 1,432 crore which pertains to previous periods. This comprises of current tax expense of 1,610 crore, reversal of 132 crore on account of deferred tax assets pertaining to the temporary differences which are no longer required and a deferred tax liability of 46 crore pertaining to Branch profit tax for the three months ended December 31, 2017 on account of conclusion of APA. In line with the APA, the Company has to pay an amount of approximately 1,488 crore due to the difference between the taxes payable for prior periods as per the APA and the actual taxes paid for such periods. The Company has paid 479 crore during the three months ended March 31, 2018, and the balance amount is expected to be paid over the next few quarters.

Additionally, income tax expense for the year ended March 31, 2018 and March 31, 2017 includes reversal (net of provisions) of  240 crore and 218 crore, respectively, pertaining to prior periods on account of adjudication of certain disputed matters in favor of the company across various jurisdictions.

The “Tax Cuts and Jobs Act (H.R. 1)” was signed into law on December 22, 2017 (“US Tax Reforms”). The US tax reforms has reduced federal tax rates from 35% to 21% effective January 1, 2018 amongst other measures. During the year ended March 31, 2018 , the US tax reforms has resulted in a positive impact of 155 crore on account of credits pertaining to deferred tax liabilities on branch profit. The impact of US tax reforms is expected to be not significant for future periods.

During the year ended March 31, 2018 and March 31, 2017, a current tax charge of 16 crore and current tax credit of 8 crore respectively have been recorded in other comprehensive income pertaining to remeasurement of defined benefit plan asset.

During the year ended March 31, 2018, a deferred tax credit of 13 crore and a deferred tax credit of less than 1 crore has been recorded in other comprehensive income pertaining to unrealized gains on derivatives designated as cash flow hedges and unrealized gain on investment in non-convertible debentures, certificates of deposit, commercial papers and equity & preference securities. During the year ended March 31, 2017, a deferred tax charge of 13 crore has been recorded in other comprehensive income pertaining to unrealized gains on derivatives designated as cash flow hedges

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is summarized below:

(In crore)

Particulars	As at March 31,
	2018	2017
Profit before income taxes	19,908	18,938
Enacted tax rates in India	34.61%	34.61%
Computed expected tax expense	6,890	6,554
Tax effect due to non-taxable income for Indian tax purposes	(2,008)	(1,915)
Overseas taxes	678	735
Tax reversals, overseas and domestic	(1,566)	(218)
Effect of exempt non-operating income	(385)	(51)
Effect of non-deductible expenses	299	16
Branch profit tax	(209)	–
Others	54	(1)
Income tax expense	3,753	5,120

The applicable Indian statutory tax rate for each of the fiscal 2018 and fiscal 2017 is 34.61%.

Infosys is subject to a 15% Branch Profit Tax (BPT) in the U.S. to the extent its U.S. branch's net profit during the year is greater than the increase in the net assets of the U.S. branch during the year, computed in accordance with the Internal Revenue Code. As at March 31, 2018, Infosys' U.S. branch net assets amounted to approximately 5,030 crore. During the year ended March 31, 2018, an additional deferred tax liability has been created for branch profit tax amounting to 46 crore on account of conclusion of APA explained above. Further, on account of US tax Reforms, the company has a credit of 155 crore pertaining to Branch Profit Tax for the year ended March 31, 2018. The company has also reversed 55 crore of Branch Profit tax during the year ended March 31, 2018 toward current taxes. As of March 31, 2018, the Company has a deferred tax liability for branch profit tax of 164 crore (net of credits), as the Company estimates that these branch profits are expected to be distributed in the foreseeable future.

Other income for the year ended March 31, 2018 includes interest on income tax refund of 257 crore.

The foreign tax expense is due to income taxes payable overseas, principally in the United States. In India, the Company has benefited from certain income tax incentives that the Government of India had provided for export of software from the units registered under the Special Economic Zones Act (SEZs), 2005. SEZ units which began the provision of services on or after April 1, 2005 are eligible for a deduction of 100% of profits or gains derived from the export of services for the first five years from the financial year in which the unit commenced the provision of services and 50% of such profits or gains for further five years. Up to 50% of such profits or gains is also available for a further five years subject to creation of a Special Economic Zone re-investment Reserve out of the profit for the eligible SEZ units and utilization of such reserve by the Company for acquiring new plant and machinery for the purpose of its business as per the provisions of the Income Tax Act, 1961.

Deferred income tax liabilities have not been recognized on temporary differences amounting to 5,045 crore and 5,309 crore as at March 31, 2018 and March 31, 2017, respectively, associated with investments in subsidiaries and branches as it is probable that the temporary differences will not reverse in the foreseeable future.

The following table provides the details of income tax assets and income tax liabilities as at March 31, 2018 and March 31, 2017:

(In crore)

Particulars	As at
	March 31, 2018	March 31, 2017
Income tax assets	5,710	5,454
Current income tax liabilities	1,976	3,762
Net current income tax asset/ (liability) at the end	3,734	1,692

The gross movement in the current income tax asset/ (liability) for the year ended March 31, 2018 and March 31, 2017 is as follows:

(In crore)

	As at
	March 31, 2018	March 31, 2017
Net current income tax asset/ (liability) at the beginning	1,692	1,716
Income tax paid	6,054	5,033
Current income tax expense	(4,003)	(5,068)
Income tax benefit arising on exercise of stock options	–	1
Income tax on other comprehensive income	(16)	8
Translation differences	7	2
Net current income tax asset/ (liability) at the end	3,734	1,692

The tax effects of significant temporary differences that resulted in deferred income tax assets and liabilities are as follows:

(In crore)

Particulars	As at
	March 31, 2018	March 31, 2017
Deferred income tax assets
Property, plant and equipment	181	107
Computer software	–	40
Accrued compensation to employees	–	35
Trade receivables	129	123
Compensated absences	325	336
Post sales client support	92	93
Derivative financial instruments	13	–
Branch profit tax	341	–
Others	55	32
Total deferred income tax assets	1,136	766
Deferred income tax liabilities
Branch profit tax	505	327
Derivative financial instruments	1	75
Others	7	18
Total deferred income tax liabilities	513	420
Deferred income tax assets after set off	1,128	346
Deferred income tax liabilities after set off	505	–

Deferred tax assets and deferred tax liabilities have been offset wherever the Company has a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority.

In assessing the reliability of deferred income tax assets, the management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. The management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes that the Company will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

The gross movement in the deferred income tax account for the year ended March 31, 2018 and March 31, 2017, are as follows:

(In crore)

Particulars	As at
	March 31, 2018	March 31, 2017
Net deferred income tax asset at the beginning	346	405
Additions on account of business transfer (refer note no 2.3.1)	13	–
Translation differences	1	6
Credits / (charge) relating to temporary differences	250	(52)
Temporary differences on other comprehensive income	13	(13)
Net deferred income tax asset at the end	623	346

Entire deferred income tax, except for a credit of 155 crore (on account of US Tax Reforms explained above), for the year ended March 31, 2018, relates to origination and reversal of temporary differences

The credit relating to temporary differences during the year ended March 31, 2018 are primarily on account of property plant and equipment and trade receivables partially offset by decrease in compensated absences and accrued compensation to employees. The charge relating to temperary differences during the year ended March 31, 2017 is primarily on account of property, plant and equipment, accrued compensation and compensated absences partially offset by trade receivables.

2.16 REVENUE FROM OPERATIONS

Accounting Policy

The Company derives revenues primarily from software development and related services and from the licensing of software products. Arrangements with customers for software related services are mainly either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last billing to the Balance Sheet date is recognized as unbilled revenues. Revenue from fixed-price, fixed-timeframe contracts, where there is no uncertainty as to measurement or collectability of consideration, is recognized as per the percentage-of-completion method. When there is uncertainty as to measurement or ultimate collectability, revenue recognition is postponed until such uncertainty is resolved. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. Costs and earnings in excess of billings are classified as unbilled revenue while billings in excess of costs and earnings are classified as unearned revenue. Deferred contract costs are amortized over the term of the contract. Maintenance revenue is recognized rateably over the term of the underlying maintenance arrangement.

In arrangements for software development and related services and maintenance services, the Company has applied the guidance in Ind AS 18, Revenue, by applying the revenue recognition criteria for each separately identifiable component of a single transaction. The arrangements generally meet the criteria for considering software development and related services as separately identifiable components. For allocating the consideration, the Company has measured the revenue in respect of each separable component of a transaction at its fair value, in accordance with principles given in Ind AS 18. The price that is regularly charged for an item when sold separately is the best evidence of its fair value. In cases where the Company is unable to establish objective and reliable evidence of fair value for the software development and related services, the Company has used a residual method to allocate the arrangement consideration. In these cases, the balance of the consideration, after allocating the fair values of undelivered components of a transaction, has been allocated to the delivered components for which specific fair values do not exist.

License fee revenues are recognized when the general revenue recognition criteria given in Ind AS 18 are met. Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). The Company has applied the principles given in Ind AS 18 to account for revenues from these multiple element arrangements. Objective and reliable evidence of fair value has been established for ATS. Objective and reliable evidence of fair value is the price charged when the element is sold separately. When other services are provided in conjunction with the licensing arrangement and objective and reliable evidence of their fair values have been established, the revenue from such contracts are allocated to each component of the contract in a manner, whereby revenue is deferred for the undelivered services and the residual amounts are recognized as revenue for delivered elements. In the absence of objective and reliable evidence of fair value for implementation, the entire arrangement fee for license and implementation is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the services are performed. ATS revenue is recognized rateably over the period in which the services are rendered.

Advances received for services and products are reported as client deposits until all conditions for revenue recognition are met.

The Company accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discounts/ incentives amount to each of the underlying revenue transaction that results in progress by the customer towards earning the discount/ incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the Company recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The Company recognizes changes in the estimated amount of obligations for discounts in the period in which the change occurs. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer.

The Company presents revenues net of indirect taxes in its Statement of Profit and Loss.

Revenue from operations for the year ended March 31, 2018 and March 31, 2017 is as follows:

(In crore)

Particulars	Year ended March 31,
	2018	2017
Revenue from software services	61,910	59,257
Revenue from software products	31	32
	61,941	59,289

2.17 OTHER INCOME, NET

2.17.1 Other income - Accounting policy

Other income is comprised primarily of interest income, dividend income, gain / loss on investments and exchange gain/loss on forward and options contracts and on translation of other assets and liabilities. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

2.17.2 Foreign currency - Accounting policy

Functional currency

The functional currency of the Company is the Indian rupee. These financial statements are presented in Indian rupees (rounded off to crore; one crore equals ten million).

Transactions and translations

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are included in net profit in the Statement of Profit and Loss. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of the transaction.

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

Other income for the year ended March 31, 2018 and March 31, 2017 is as follows:

(In crore)

Particulars	Year ended March 31,
	2018	2017
Interest income on financial assets carried at amortized cost
Tax free bonds and government bonds	138	320
Deposit with Bank and others	1,540	2,028
Interest income on financial assets fair valued through other comprehensive income
Non-convertible debentures, commercial papers and certificates of deposit	642	182
Income on investments carried at fair value through profit or loss
Dividend income on liquid mutual funds	3	23
Gain / (loss) on liquid mutual funds	227	111
Dividend income from subsidiary	846	–
Write down of investment in subsidiary (refer note no 2.3)	(122)	–
Exchange gains/(losses) on foreign currency forward and options contracts	(12)	551
Exchange gains/(losses) on translation of assets and liabilities	265	(324)
Miscellaneous income, net	492	171
	4,019	3,062

2.18 EXPENSES

(In crore)

Particulars	Year ended March 31,
	2018	2017
Employee benefit expenses
Salaries including bonus	31,618	30,111
Contribution to provident and other funds	695	640
Share based payments to employees (Refer note no. 2.10)	72	107
Staff welfare	87	86
	32,472	30,944
Cost of software packages and others
For own use	774	729
Third party items bought for service delivery to clients	496	506
	1,270	1,235
Other expenses
Power and fuel	162	180
Brand and Marketing	247	276
Operating lease payments	328	284
Rates and taxes	116	118
Repairs and Maintenance	902	1,073
Consumables	22	31
Insurance	47	45
Provision for post-sales client support and warranties	127	84
Commission to non-whole time directors	9	9
Impairment loss recognized / (reversed) on financial assets	24	140
Auditor's remuneration
Statutory audit fees	3	2
Tax matters	1	–
Other services	–	–
Contributions towards Corporate Social Responsibility	142	215
Others	54	89
	2,184	2,546

2.19 LEASES

Accounting policy

Leases under which the company assumes substantially all the risks and rewards of ownership are classified as finance leases. When acquired, such assets are capitalized at fair value or present value of the minimum lease payments at the inception of the lease, whichever is lower. Lease payments under operating leases are recognized as an expense on a straight line basis in net profit in the Statement of Profit and Loss over the lease term.

The lease rentals charged during the period is as follows:

(In crore)

Particulars	Year ended March 31,
	2018	2017
Lease rentals recognized during the period	328	284

The obligations on long-term, non-cancellable operating leases payable as per the rentals stated in the respective agreements are as follows:

  (In crore)

Future minimum lease payable	As at
	March 31, 2018	March 31, 2017
Not later than 1 year	267	275
Later than 1 year and not later than 5 years	877	809
Later than 5 years	755	631

The operating lease arrangements, are renewable on a periodic basis and for most of the leases extend upto a maximum of ten years from their respective dates of inception and relates to rented premises. Some of these lease agreements have price escalation clauses.

2.20 EMPLOYEE BENEFITS

Accounting Policy

2.20.1 Gratuity

The Company provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Company.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, performed by an independent actuary, at each Balance Sheet date using the projected unit credit method. The Company fully contributes all ascertained liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). Trustees administer contributions made to the Trusts and contributions are invested in a scheme with Life Insurance Corporation of India as permitted by Indian law.

The Company recognizes the net obligation of a defined benefit plan in its Balance Sheet as an asset or liability. Gains and losses through re-measurements of the net defined benefit liability/(asset) are recognized in other comprehensive income and are not reclassified to profit or loss in subsequent periods. The actual return of the portfolio of plan assets, in excess of the yields computed by applying the discount rate used to measure the defined benefit obligation is recognized in other comprehensive income. The effect of any plan amendments are recognized in net profit in the Statement of Profit and Loss.

2.20.2 Superannuation

Certain employees of Infosys are participants in a defined contribution plan. The Company has no further obligations to the Plan beyond its monthly contributions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

2.20.3 Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the eligible employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The Company contributes a portion to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the Government. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the Trust and the notified interest rate.

2.20.4 Compensated absences

The Company has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation performed by an independent actuary at each Balance Sheet date using projected unit credit method on the additional amount expected to be paid/availed as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

a. Gratuity

The following tables set out the funded status of the gratuity plans and the amounts recognized in the Company's financial statements as at March 31, 2018 and March 31, 2017:

(In crore)

Particulars	As at March 31,
	2018	2017
Change in benefit obligations
Benefit obligations at the beginning	979	826
Service cost	131	111
Interest expense	64	61
Curtailment gain	–	(3)
Transfer of obligation	4	(1)
Remeasurements - Actuarial (gains)/ losses	(57)	61
Benefits paid	(93)	(76)
Benefit obligations at the end	1,028	979
Change in plan assets
Fair value of plan assets at the beginning	1,035	828
Interest income	69	69
Transfer of assets	4	–
Remeasurements- Return on plan assets excluding amounts included in interest income	11	11
Contributions	25	203
Benefits paid	(93)	(76)
Fair value of plan assets at the end	1,051	1,035
Funded status	23	56

The amount for the year ended March 31, 2018 and March 31, 2017 recognized in the Statement of Profit and Loss under employee benefit expense are as follows:

(In crore)

Particulars	As at March 31,
	2018	2017
Service cost	131	111
Net interest on the net defined benefit liability/asset	(5)	(8)
Curtailment gain	–	(3)
Net gratuity cost	126	100

The amounts for the year ended March 31, 2018 and March 31, 2017 recognized in statement of other comprehensive income are as follows:

(In crore)

Particulars	As at March 31,
	2018	2017
Remeasurements of the net defined benefit liability/ (asset)
Actuarial (gains) / losses	(57)	61
(Return) / loss on plan assets excluding amounts included in the net interest on the net defined benefit liability/(asset)	(11)	(11)
	(68)	50
		(In crore)
Particulars	As at March 31,
	2018	2017
(Gain)/loss from change in demographic assumptions	–	–
(Gain)/loss from change in financial assumptions	(36)	49
(Gain)/loss from change in experience assumptions	(21)	12
	(57)	61

The weighted-average assumptions used to determine benefit obligations as at March 31, 2018 and March 31, 2017 are set out below:

Particulars	As at March 31,
	2018	2017
Discount rate	7.5%	6.9%
Weighted average rate of increase in compensation levels	8.0%	8.0%

The weighted-average assumptions used to determine net periodic benefit cost for the year ended March 31, 2018 and March 31, 2017 are set out below:

Particulars	As at March 31,
	2018	2017
Discount rate	6.9%	7.8%
Weighted average rate of increase in compensation levels	8.0%	8.0%
Weighted average duration of defined benefit obligation	6.1 years	6.1 years

Assumptions regarding future mortality experience are set in accordance with the published statistics by the Life Insurance Corporation of India.

The Company assesses these assumptions with its projected long-term plans of growth and prevalent industry standards. The discount rate is based on the government securities yield.

Sensitivity of significant assumptions used for valuation of defined benefit obligations

( in crore)

Impact from percentage point increase / decrease in	As at March 31,
2018
Discount Rate	58
Weighted average rate of increase in compensation level	50

Sensitivity for significant actuarial assumptions is computed by varying one actuarial assumption used for the valuation of the defined benefit obligation by one percentage, keeping all other actuarial assumptions constant. The sensitivity analysis is based on a change in an assumption while holding all other assumptions constant. In practice, this is not probable, and changes in some of the assumptions may be correlated.

Gratuity is applicable only to employees drawing a salary in Indian rupees and there are no other foreign defined benefit gratuity plans.

The Company contributes all ascertained liabilities towards gratuity to the Infosys Limited Employees' Gratuity Fund Trust. Trustees administer contributions made to the trust. As at March 31, 2018 and March 31, 2017, the plan assets have been primarily invested in insurer managed funds.

Actual return on assets for each of the year ended March 31, 2018 and March 31, 2017 was 80 crore.

The Company expects to contribute 110 crore to the gratuity trusts during the fiscal 2019.

Maturity profile of defined benefit obligation:

 (In crore)

Within 1 year	144
1-2 year	151
2-3 year	165
3-4 year	176
4-5 year	186
5-10 years	928

b. Superannuation

The Company contributed 158 crore and 151 crore to the Superannuation trust during the year ended March 31, 2018 and March 31, 2017 respectively and the same has been recognized in the Statement of Profit and Loss account under the head employee benefit expense.

c. Provident fund

Infosys has an obligation to fund any shortfall on the yield of the trust’s investments over the administered interest rates on an annual basis. These administered rates are determined annually predominantly considering the social rather than economic factors and in most cases the actual return earned by the Company has been higher in the past years. The actuary has provided a valuation for provident fund liabilities on the basis of guidance issued by Actuarial Society of India and based on the below provided assumptions there is no shortfall as at March 31, 2018 and March 31, 2017 respectively.

The details of fund and plan asset position are given below:

(In crore)

Particulars	As at March 31,
	2018	2017
Plan assets at period end, at fair value	5,160	4,459
Present value of benefit obligation at period end	5,160	4,459
Asset recognized in balance sheet	–	–

The plan assets have been primarily invested in government securities.

Assumptions used in determining the present value obligation of the interest rate guarantee under the Deterministic Approach:

Particulars	As at March 31,
	2018	2017
Government of India (GOI) bond yield	7.50%	6.90%
Remaining term to maturity of portfolio	5.9 years	6 years
Expected guaranteed interest rate	8.55%	8.60%

The Company contributed 397 crore and 378 crore during the year ended March 31, 2018 and March 31, 2017 respectively and the same has been recognized in the Statement of Profit and Loss under the head employee benefit expense.

The provident plans are applicable only to employees drawing a salary in Indian rupees and there are no other significant foreign defined benefit plans.

Employee benefits cost include:

(In crore)

Particulars	As at March 31,
	2018	2017
Salaries and bonus(1)(2)	31,791	30,315
Defined contribution plans	158	151
Defined benefit plans	523	478
	32,472	30,944

(1)	Includes employee stock compensation expense of 72 crore and 107 crore for the year ended March 31, 2018 and March 31, 2017, respectively (Refer note 2.10).
(2)	Included in the above for the year ended March 31, 2018 is a reversal of stock compensation cost of 35 crore towards forfeiture of stock incentives granted to Dr. Vishal Sikka upon his resignation. (Refer note no. 2.10).

2.21 RECONCILIATION OF BASIC AND DILUTED SHARES USED IN COMPUTING EARNING PER SHARE

Accounting policy

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as at the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

Particulars	Year ended March 31,
	2018	2017
Basic earnings per equity share - weighted average number of equity shares outstanding	2,26,63,43,802	2,29,69,44,664
Effect of dilutive common equivalent shares - share options outstanding	10,48,819	2,15,006
Diluted earnings per equity share - weighted average number of equity shares and common equivalent shares outstanding	2,26,73,92,621	2,29,71,59,670

For the year ended March 31, 2018 and March 31, 2017 number of options to purchase equity shares that had an anti-dilutive effect are 27,876 and 77,942 respectively.

2.22 CONTINGENT LIABILITIES AND COMMITMENTS

(In crore)

Particulars	As at
	March 31, 2018	March 31, 2017
Contingent liabilities :
Claims against the Company, not acknowledged as debts(1)	4,627	6,596
[Amount paid to statutory authorities 6,486 crore (4,694 crore)]
Commitments :
Estimated amount of contracts remaining to be executed on capital contracts and not provided for	1,405	1,094
(net of advances and deposits)
Other Commitments*	36	37

*Uncalled capital pertaining to investments

(1)	As at March 31, 2018, claims against the company not acknowledged as debts in respect of income tax matters amounted to 4,461 crore. These matters are pending before various Appellate Authorities and the management including its tax advisors expect that its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Company's financial position and results of operations.

Income tax claims amounting to 4,670 crore has not been considered as claims not acknowledged as debt because the Company has received favourable decisions on similar claims and therefore based on its assessment , is of the view that any liability resulting from these claims is remote and will not sustain on ultimate resolution.

Amount paid to statutory authorities against the above tax claims amounted to 6,475 crore.

The Company is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The Company’s management does not reasonably expect that these legal actions, when ultimately concluded and determined, will have a material and adverse effect on the Company’s results of operations or financial condition.

2.23 RELATED PARTY TRANSACTIONS

List of related parties:

Name of subsidiaries	Country	Holdings as at
		March 31, 2018	March 31, 2017
Infosys Technologies (China) Co. Limited (Infosys China)	China	100%	100%
Infosys Technologies S. de R. L. de C. V. (Infosys Mexico)	Mexico	100%	100%
Infosys Technologies (Sweden) AB. (Infosys Sweden)	Sweden	100%	100%
Infosys Technologies (Shanghai) Company Limited (Infosys Shanghai)	China	100%	100%
Infosys Tecnologia DO Brasil LTDA. (Infosys Brasil)	Brazil	100%	100%
Infosys Nova Holdings LLC. (Infosys Nova)	U.S.	100%	100%
EdgeVerve Systems Limited (EdgeVerve)	India	100%	100%
Lodestone Management Consultants GmbH (Lodestone Austria)(1)	Austria	100%	100%
Skava Systems Pvt. Ltd. (Skava Systems)	India	100%	100%
Kallidus Inc. (Kallidus)	U.S.	100%	100%
Infosys Chile SpA(2)	Chile	100%	–
Infosys Arabia Limited(3)	Saudi Arabia	70%	–
Infosys Americas Inc., (Infosys Americas)	U.S.	100%	100%
Infosys Technologies (Australia) Pty. Limited (Infosys Australia)(4)	Australia	100%	100%
Infosys Public Services, Inc. USA (Infosys Public Services)	U.S.	100%	100%
Infosys Canada Public Services Ltd.(5)(6)	Canada	–	–
Infosys BPM Limited (formerly Infosys BPO Limited)	India	99.98%	99.98%
Infosys (Czech Republic) Limited s.r.o.(7)	Czech Republic	99.98%	99.98%
Infosys Poland, Sp z.o.o(7)	Poland	99.98%	99.98%
Infosys McCamish Systems LLC (7)	U.S.	99.98%	99.98%
Portland Group Pty Ltd(7)	Australia	99.98%	99.98%
Infosys BPO Americas LLC.(7)	U.S.	99.98%	99.98%
Infosys Consulting Holding AG (Infosys Lodestone)	Switzerland	100%	100%
Lodestone Management Consultants Inc.(4)(8)	U.S.	100%	100%
Infosys Management Consulting Pty Limited(8)	Australia	100%	100%
Infosys Consulting AG(8)	Switzerland	100%	100%
Infosys Consulting GmbH(8)	Germany	100%	100%
Infosys Consulting SAS(8)	France	100%	100%
Infosys Consulting s.r.o.(8)	Czech Republic	100%	100%
Lodestone Management Consultants Co., Ltd.(8)	China	100%	100%
Infy Consulting Company Ltd(8)	U.K.	100%	100%
Infy Consulting B.V.(8)	The Netherlands	100%	100%
Infosys Consulting Sp. z.o.o(8)	Poland	100%	100%
Lodestone Management Consultants Portugal, Unipessoal, Lda. (8)	Portugal	100%	100%
S.C. Infosys Consulting S.R.L.(8)	Romania	100%	100%
Infosys Consulting S.R.L.(8)	Argentina	100%	100%
Lodestone GmbH(8)(9)	Switzerland	–	–
Lodestone Augmentis AG (10)(11)	Switzerland	–	–
Infosys Consulting (Belgium) NV (formerly Lodestone Management Consultants (Belgium) S.A.)(12)	Belgium	99.90%	99.90%
Infosys Consulting Ltda.(12)	Brazil	99.99%	99.99%
Panaya Inc. (Panaya)	U.S.	100%	100%
Panaya Ltd.(13)	Israel	100%	100%
Panaya GmbH(13)	Germany	100%	100%
Panaya Japan Co. Ltd(4)(13)	Japan	100%	100%
Panaya Pty Ltd.(13)(14)	Australia	–	–
Noah Consulting LLC (Noah)(15)	U.S.	–	100%
Noah Information Management Consulting Inc. (Noah Canada)(16)(17)	Canada	–	100%
Brilliant Basics Holdings Limited(18)	U.K.	100%	–
Brilliant Basics Limited(19)	U.K.	100%	–
Brilliant Basics (MENA) DMCC(19)	Dubai	100%	–
Infosys Consulting Pte Limited(1)	Singapore	100%	100%
Infosys Middle East FZ LLC(20)	Dubai	100%	–

(1)	Wholly-owned subsidiary of Infosys Limited
(2)	Incorporated effective November 20, 2017
(3)	Subsidiary of Infosys Limited
(4)	Under liquidation
(5)	Wholly owned subsidiary of Infosys Public Services, Inc.
(6)	Liquidated effective May 9, 2017
(7)	Wholly owned subsidiary of Infosys BPM (formerly Infosys BPO Limited).
(8)	Wholly owned subsidiaries of Infosys Consulting Holding AG (formerly Lodestone Holding AG)
(9)	Liquidated effective December 21, 2016
(10)	Wholly owned subsidiary of Infosys Consulting AG (formerly Lodestone Management Consultants AG)
(11)	Liquidated effective October 5, 2016
(12)	Majority owned and controlled subsidiaries of Infosys Consulting Holding AG (formerly Lodestone Holding AG)
(13)	Wholly owned subsidiary of Panaya Inc
(14)	Liquidated effective November 16, 2016
(15)	Liquidated effective November 9, 2017
(16)	Wholly owned subsidiary of Noah
(17)	Liquidated effective December 20, 2017
(18)	On September 8, 2017, Infosys acquired 100% of the voting interests in Brilliant Basics Holdings Limited., UK. Refer note no. 2.1
(19)	Wholly-owned subsidiary of Brilliant Basics Holding Limited.
(20)	Wholly-owned subsidiary of Infosys Consulting Pte Ltd.

Infosys has provided guarantee for performance of certain contracts entered into by its subsidiaries.

Name of Associates	Country	Holdings as at
		March 31, 2018	March 31, 2017
DWA Nova LLC(1)	U.S.	–	16%

(1)	During the three months ended June 30, 2017, the Company has written down the entire carrying value of the investment in its associate DWA Nova LLC. DWA Nova LLC has been liquidated w.e.f November 17, 2017

List of other related party

Particulars	Country	Nature of relationship
Infosys Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Provident Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Employees' Welfare Trust	India	Controlled trust
Infosys Employee Benefits Trust	India	Controlled trust
Infosys Science Foundation	India	Controlled trust

Refer note no. 2.20 for information on transactions with post-employment benefit plans mentioned above.

List of key management personnel

Whole-time directors

Salil Parekh appointed as Chief Executive Officer and Managing Director effective January 2, 2018. The appointment is for a term of 5 years with effect from January 2, 2018 to January 1, 2023 and the remuneration is approved by shareholders through postal ballot dated February 20, 2018.

U. B. Pravin Rao, Chief Operating officer appointed as Interim-Chief Executive Officer and Managing Director effective August 18, 2017. Subsequently he stepped down as the interim CEO and Managing Director effective January 2, 2018 and will continue as Chief Operating Officer and a whole-time director of the Company.

Dr. Vishal Sikka resigned as Chief Executive Officer and Managing Director effective August 18, 2017 and as Executive Vice Chairman effective August 24, 2017

Non-whole-time directors

Nandan M. Nilekani (appointed as Non-Executive, Non-Independent Chairman effective August 24, 2017)

Ravi Venkatesan (resigned from his position as Co-Chairman effective August 24, 2017)

Kiran Mazumdar-Shaw

Roopa Kudva

Dr. Punita Kumar-Sinha

D. N. Prahlad (appointed effective October 14, 2016)

D. Sundaram (appointed effective July 14, 2017)

Prof. Jeffrey Lehman, (resigned effective August 24, 2017)

R. Seshasayee (resigned effective August 24, 2017)

Prof. John Etchemendy (resigned effective August 24, 2017)

Executive Officers

M. D. Ranganath, Chief Financial Officer

David D. Kennedy, General Counsel and Chief Compliance Officer (resigned effective December 31, 2016)

Mohit Joshi, President (appointed effective October 13, 2016)

Rajesh K. Murthy, President (appointed effective October 13, 2016 and resigned effective January 31, 2018)

Ravi Kumar S, President and Deputy Chief Operating Officer (appointed effective October 13, 2016)

Sandeep Dadlani, President (resigned effective July 14, 2017)

Krishnamurthy Shankar, Group Head - Human Resources (appointed effective October 13, 2016)

Gopi Krishnan Radhakrishnan - Acting General Counsel (resigned effective June 24, 2017)

Inderpreet Sawhney, Group General Counsel and Chief Compliance Officer (appointed as executive officer effective July 14, 2017)

Company Secretary

A. G. S. Manikantha

The details of amounts due to or due from related parties as at March 31, 2018 and March 31, 2017 are as follows:

(In crore)

Particulars	As at
	March 31, 2018	March 31, 2017
Investment in debentures
EdgeVerve(1)	1,780	2,129
	1,780	2,129
Trade receivables
Infosys China	29	41
Infosys Mexico	4	2
Infosys Brasil	1	1
Infosys BPM (formerly Infosys BPO)	5	5
Infy Consulting Company Ltd.	77	73
Infosys Public Services	53	61
Infosys Shanghai	7	–
Infosys Sweden	1	1
Kallidus	13	6
Infosys McCamish Systems LLC	70	1
Panaya Ltd	75	44
	335	235
Loans
Infosys China(2)	73	69
Infosys Consulting Holding AG(3)	104	–
Brilliant Basics Holdings Limited(4)	8	–
	185	69
Prepaid expense and other assets
Panaya Ltd.	114	56
Brilliant Basics Limited	1	–
	115	56
Other financial assets
Infosys BPM (formerly Infosys BPO)	10	5
Panaya Ltd.	2	1
Infosys Consulting SAS	–	3
Infosys Consulting GmbH	1	1
Infosys China	2	1
Infy Consulting Company Ltd.	9	4
Infosys Consulting AG	1	1
Infosys Public Services	6	–
Infy Consulting B.V.	–	1
Infosys Consulting Pte Ltd.	1	1
Kallidus	1	–
Infosys Consulting Ltda.	1	–
Skava Systems Pvt. Ltd.	1	–
Lodestone Management Consultants Co., Ltd	1	–
Edgeverve	3	–
Infosys Mexico	1	–
	40	18
Unbilled revenues
EdgeVerve	32	45
Kallidus	–	2
	32	47
Trade payables
Infosys China	7	10
Infosys BPM (formerly Infosys BPO)	54	33
Infosys (Czech Republic) Limited s.r.o.	3	3
Infosys Mexico	6	2
Infosys Sweden	5	5
Infosys Shanghai	6	–
Infosys Management Consulting Pty Limited	8	8
Infosys Consulting Pte Ltd.	2	4
Infy Consulting Company Ltd.	67	9
Infosys Brasil	2	1
Brilliant Basics Limited	7	–
Noah Consulting LLC	–	17
Panaya Ltd.	6	1
Infosys Public Services	2	3
Kallidus	–	35
Noah Canada	–	3
Infosys Poland Sp Z.o.o	3	1
	178	135
Other financial liabilities
Infosys BPM (formerly Infosys BPO)	2	2
Infosys Mexico	1	1
Infosys Consulting Holding AG	–	10
Infosys Public Services	5	–
Infosys China	1	–
Infosys Consulting GmbH	1	1
Infosys Middle East FZ-LLC	8	–
Infosys Consulting AG	1	–
	19	14
Accrued expenses
Infosys BPM (formerly Infosys BPO)	9	–
Panaya Ltd	–	3
	9	3

(1) At an interest rate of 7.7% per annum.

(2) The above loan carries an interest of 6% per annum and shall be repayable on demand

(3) The above loan carries an interest of 2.5% per annum and shall be repayable on demand.

(4)	The above loan carries an interest rate of 3.5% per annum repayable in full no later than 12 months or such later date as the parties may agree

Particulars	Maximum amount outstanding during the
	year ended March 31, 2018	Year ended March 31, 2017
Loans and advances in the nature of loans given to Subsidiaries:
Infosys China	92	72
Brilliant Basics	8	–
Infosys Sweden	–	25
Infosys Consulting Holding AG	105	–

The details of the related parties transactions entered into by the Company for the year ended March 31, 2018 and March 31, 2017 are as follows:

 (In crore)

Particulars	Year ended March 31,
	2018	2017
Capital transactions:
Financing transactions
Equity
Panaya Inc	38	–
Infosys China	97	67
Infosys Sweden	–	76
Infosys Shanghai	74	180
Infosys Consulting Pte Ltd	–	10
Noah Consulting LLC (1)	–	71
Brilliant Basics Holdings Limited	29	–
Infosys Arabia Limited	2	–
	240	404
Debenture (net of repayment)
EdgeVerve	(349)	(420)
	(349)	(420)

Loans (net of repayment)
Infosys Sweden(2)	–	(1)
Infosys China	–	3
Infosys Consulting Holding AG	99	–
Brilliant Basics Holdings Limited	7	–
	106	2

Revenue transactions:
Purchase of services
Infosys China	88	120
Infosys Management Consulting Pty Limited	99	125
Infy Consulting Company Limited	729	697
Infosys Consulting Pte Ltd.	41	36
Portland Group Pty Ltd	9	3
Infosys (Czech Republic) Limited s.r.o.	40	31
Infosys BPM (formerly Infosys BPO)	502	391
Infosys Sweden	56	72
Infosys Shanghai	65	–
Infosys Mexico	27	22
Infosys Public Services	22	22
Panaya Ltd.	84	50
Infosys Brasil	13	8
Infosys Poland Sp Z.o.o	14	4
Kallidus	7	75
Noah Consulting, LLC	91	135
McCamish Systems LLC	3	–
Brilliant Basics Limited	24	–
Noah Canada	2	4
Infosys Middle East FZ-LLC	22	–
	1,938	1,795
Purchase of shared services including facilities and personnel
Panaya Ltd.	–	2
Infosys BPM (formerly Infosys BPO)	21	19
Infosys Mexico	2	–
Infosys Consulting AG	1	–
Kallidus Inc	4	–
Brilliant Basics	1	–
	29	21
Interest income
Infosys China	4	4
Infosys Sweden	–	1
Infosys Consulting Holding AG	2	–
EdgeVerve	156	197
	162	202
Dividend income
Infosys BPM (formerly Infosys BPO)	846	–
	846	–
Sale of services
Infosys China	27	15
Infosys Mexico	22	31
Infy Consulting Company Limited	40	75
Infosys Brasil	5	12
Infosys BPM (formerly Infosys BPO)	70	58
McCamish Systems LLC	113	1
Infosys Sweden	11	17
Infosys Shanghai	7	–
EdgeVerve	407	303
Kallidus inc	2	6
Infosys Public Services	628	893
	1,332	1,411
Sale of shared services including facilities and personnel
EdgeVerve	40	40
Panaya Ltd.	48	32
Infy Consulting Company Limited	3	3
Infy Consulting B.V	1	1
Infosys BPM (formerly Infosys BPO)	67	46
Infosys Public Services	2	1
Infosys Consulting SAS	1	2
	162	125

(1) Refer Note 2.3

(2)	Loan outstanding (including accrued interest) given to Infosys Sweden is converted to equity during the year ended March 31, 2017.

Transactions with key management personnel

The table below describes the compensation to key managerial personnel which comprise directors and executive officers:

 (In crore)

Particulars	Year ended March 31,
	2018	2017
Salaries and other employee benefits to whole-time directors and executive officers (1)(2)(3)(4)	48	84
Commission and other benefits to non-executive/independent directors	10	10
Total	58	94

(1)	On December 2, 2017, the Board appointed Salil Parekh as the Chief Executive Officer and Managing Director of the Company with effect from January 2, 2018. The appointment is for a term of 5 years with effect from January 2, 2018 to January 1, 2023 and the remuneration is approved by shareholders through postal ballot dated February 20, 2018.
(2)	Total employee stock compensation expense for the year ended March 31, 2018 includes a reversal of 13 crore towards key managerial personnel. Employee stock compensation expense for the year ended March 31, 2017 includes an expense of 36 crore towards key managerial personnel.(Refer to note 2.9)
(3)	Includes a reversal of stock compensation cost of 35 crore for the year ended March 31, 2018 towards forfeiture of stock incentives granted to Dr. Vishal Sikka upon his resignation. (Refer to note 2.9)
(4)	Includes 6 crore payable under severance agreement to David Kennedy, General counsel and Chief compliance officer during the three months ended December 31, 2016.

2.24 CORPORATE SOCIAL RESPONSIBILITY

As per Section 135 of the Companies Act, 2013, a company, meeting the applicability threshold, needs to spend at least 2% of its average net profit for the immediately preceding three financial years on corporate social responsibility (CSR) activities. The areas for CSR activities are eradication of hunger and malnutrition, promoting education, art and culture, healthcare, destitute care and rehabilitation, environment sustainability, disaster relief and rural development projects. A CSR committee has been formed by the company as per the Act. The funds were primarily allocated to a corpus and utilized through the year on these activities which are specified in Schedule VII of the Companies Act, 2013.

a) Gross amount required to be spent by the company during the year is 310 crore.

b) Amount spent during the year on:

      in crore

Particulars	In Cash	Yet to be paid in Cash	Total
1. Construction / acquisition of any asset	171	–	171
2. On purposes other than (1) above	142	–	142

2.25 SEGMENT REPORTING

Ind AS 108 establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The Company's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance business performance. Based on the 'management approach' as defined in Ind AS 108, the Chief Operating Decision Maker (CODM) evaluates the Company's performance and allocates resources based on an analysis of various performance indicators by business segments and geographic segments. Accordingly, information has been presented both along business segments and geographic segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the significant accounting policies.

Business segments of the Company are primarily enterprises in Financial Services (FS), enterprises in Manufacturing (MFG), enterprises in Retail, Consumer packaged goods and Logistics (RCL), enterprises in the Energy & utilities, Communication and Services (ECS), enterprises in Hi-tech (Hi-tech), enterprises in Life Sciences, Healthcare and Insurance (HILIFE) and all other segments. The FS reportable segments has been aggregated to include the Financial Services operating segment and the Finacle operating segment because of the similarity of the economic characteristics. All other segments represents the operating segments of businesses in India, Japan and China. Geographic segmentation is based on business sourced from that geographic region and delivered from both on-site and off-shore locations. North America comprises the United States of America, Canada and Mexico, Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom, and the Rest of the World comprising all other places except those mentioned above and India.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Revenue for “all other segments” represents revenue generated from customers located in India, Japan and China. Allocated expenses of segments include expenses incurred for rendering services from the Company's offshore software development centres and on-site expenses, which are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. The management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the Company.

Assets and liabilities used in the Company's business are not identified to any of the reportable segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Geographical information on revenue and business segment revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

Business segments

Year ended March 31, 2018 and March 31, 2017

(In crore)

Particulars	FS	MFG	ECS	RCL	HILIFE	Hi-tech	All other segments	Total
Revenue from operations	15,860	6,485	15,457	10,247	7,825	4,782	1,285	61,941
	15,735	6,086	13,999	10,280	7,065	4,901	1,223	59,289
Identifiable operating expenses	8,628	3,523	7,957	5,118	3,946	2,582	659	32,413
	8,408	3,136	6,931	5,127	3,607	2,595	788	30,592
Allocated expenses	2,964	1,221	2,909	1,929	1,474	901	242	11,640
	3,036	1,180	2,713	1,994	1,369	952	236	11,480
Segment operating income	4,268	1,741	4,591	3,200	2,405	1,299	384	17,888
	4,291	1,770	4,355	3,159	2,089	1,354	199	17,217
Unallocable expenses								1,410
								1,341
Operating profit								16,478
								15,876
Impairment loss on assets held for sale (refer note no 2.26)								589
								–
Other income, net								4,019
								3,062
Profit before tax								19,908
								18,938
Tax expense								3,753
								5,120
Profit for the period								16,155
								13,818
Depreciation and amortization expense								1,408
								1,331
Non-cash expenses other than depreciation and amortization								713
								10

Geographic segments

Year ended March 31, 2018 and March 31, 2017

(In crore)

Particulars	North America	Europe	India	Rest of the World	Total
Revenue from operations	38,984	14,426	1,861	6,670	61,941
	38,578	13,019	1,798	5,894	59,289
Identifiable operating expenses	20,761	7,702	649	3,301	32,413
	20,337	6,664	786	2,805	30,592
Allocated expenses	7,339	2,713	348	1,240	11,640
	7,479	2,523	345	1,133	11,480
Segment operating income	10,884	4,011	864	2,129	17,888
	10,762	3,832	667	1,956	17,217
Unallocable expenses					1,410
					1,341
Operating profit					16,478
					15,876
Impairment loss on assets held for sale (refer note no 2.26)					589
					–
Other income, net					4,019
					3,062
Profit before tax					19,908
					18,938
Tax expense					3,753
					5,120
Profit for the period					16,155
					13,818
Depreciation and amortization expense					1,408
					1,331
Non-cash expenses other than depreciation and amortization					713
					10

Significant clients

No client individually accounted for more than 10% of the revenues in the year ended March 31, 2018 and March 31, 2017.

2.26 ASSETS HELD FOR SALE

Accounting policy

Non current assets and disposal groups are classified as held for sale if their carrying amount is intended to be recovered principally through sale rather than through continuing use. The condition for classification of held for sale is met when the non current asset or the disposal group is available for immediate sale and the same is highly probable of being completed within one year from the date of classification as held for sale. Non current assets and disposal groups held for sale are measured at the lower of carrying amount and fair value less cost to sell.

In the quarter ended March 2018, on conclusion of a strategic review of the portfolio businesses, the Company initiated identification and evaluation of potential buyers for its subsidiaries, Kallidus and Skava (together referred to as "Skava”) and Panaya . The Company anticipates completion of the sale by March 2019 and accordingly, investments amounting to 1,525 crore in respect of these subsidiaries have been reclassified as “held for sale". On reclassification, these investments has been measured at the lower of carrying amount and fair value less cost to sell and consequently, an impairment loss of 589 crore in respect of Panaya has been recognized in the standalone profit and loss for the year ended March 31, 2018.

2.27 Function-wise classification of Statement of Profit and Loss

(In crore)

Particulars	Note No.	Year ended March 31,
		2018	2017
Revenue from operations	2.16	61,941	59,289
Cost of sales		39,138	37,057
Gross Profit		22,803	22,232
Operating expenses
Selling and marketing expenses		2,763	2,728
General and administration expenses		3,562	3,628
Total operating expenses		6,325	6,356
Operating profit		16,478	15,876
Impairment loss on assets classified as held for sale	2.26	589	–
Other income, net	2.17	4,019	3,062
Profit before tax		19,908	18,938
Tax expense:
Current tax	2.15	4,003	5,068
Deferred tax	2.15	(250)	52
Profit for the period		16,155	13,818
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net		52	(42)
Equity instruments through other comprehensive income, net		7	(5)
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedge, net		(39)	39
Fair value changes on investments, net	2.3	1	(10)
Total other comprehensive income, net of tax		21	(18)

Total comprehensive income for the period		16,176	13,800

for and on behalf of the Board of Directors of Infosys Limited

	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bengaluru April 13, 2018	D. Sundaram Director	M. D. Ranganath Chief Financial Officer	A. G. S. Manikantha Company Secretary